      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 3, 1999



                                                      REGISTRATION NO. 333-10358

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                                AMENDMENT NO. 2

                                       TO

                                    FORM F-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                           BACKWEB TECHNOLOGIES LTD.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                                 NOT APPLICABLE
                 (EXACT NAME OF REGISTRANT'S NAME INTO ENGLISH)

              ISRAEL                              7372                          NOT APPLICABLE
 (STATE OR OTHER JURISDICTION OF      (PRIMARY STANDARD INDUSTRIAL             (I.R.S. EMPLOYER
  INCORPORATION OR ORGANIZATION)      CLASSIFICATION CODE NUMBER)           IDENTIFICATION NUMBER)

                              3 ABBA HILLEL STREET
                               RAMAT GAN, ISRAEL
                                (972-3) 751-8464
   (ADDRESS AND TELEPHONE NUMBER OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                                   ELI BARKAT
                            CHIEF EXECUTIVE OFFICER
                           BACKWEB TECHNOLOGIES, INC.
                         2077 GATEWAY PLACE, SUITE 500
                           SAN JOSE, CALIFORNIA 95110
                                 (408) 933-1700
           (NAME, ADDRESS AND TELEPHONE NUMBER OF AGENT FOR SERVICE)

                                   COPIES TO:

       JEFFREY D. SAPER, ESQ.              AARON M. LAMPERT, ESQ.              DAN GEVA, ESQ.            KEVIN P. KENNEDY, ESQ.
           SELIM DAY, ESQ.                    GIL BRANDES, ESQ.              EZRA KATZEN, ESQ.            SHEARMAN & STERLING
           WILSON SONSINI                  NASCHITZ, BRANDES & CO.           MEITAR, LIQUORNIK,           1550 EL CAMINO REAL
          GOODRICH & ROSATI                    5 TUVAL STREET                    GEVA & CO.              MENLO PARK, CALIFORNIA
      PROFESSIONAL CORPORATION                 67897 TEL-AVIV            16 ABBA HILLEL SILVER ROAD            94025-4100
         650 PAGE MILL ROAD                        ISRAEL                     RAMAT GAN 52506                (650) 330-2200
  PALO ALTO, CALIFORNIA 94304-1050            (972-3) 623-5000                     ISRAEL
           (650) 493-9300                                                     (972-3) 610-3100

       JEFFREY D. SAPER, ESQ.
           SELIM DAY, ESQ.
           WILSON SONSINI
          GOODRICH & ROSATI
      PROFESSIONAL CORPORATION
         650 PAGE MILL ROAD
  PALO ALTO, CALIFORNIA 94304-1050
           (650) 493-9300

          APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
As soon as practicable after this Registration Statement is declared effective.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

     If this Form is to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                            ------------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.


                   Subject to Completion. Dated June 3, 1999.


[BACKWEB LOGO]                  5,500,000 Shares
                           BACKWEB TECHNOLOGIES LTD.

                                Ordinary Shares

                           -------------------------

     This is an initial public offering of ordinary shares of BackWeb Technologies Ltd. All of the 5,500,000 ordinary shares are being sold by BackWeb.

     Prior to this offering, there has been no public market for the ordinary shares. It is currently estimated that the initial public offering price per share will be between $8.00 and $10.00. BackWeb intends to list the ordinary shares for quotation on the Nasdaq National Market under the symbol "BWEB."

     Please see "Risk Factors" beginning on page 4 to read about factors you should consider before buying the ordinary shares.
                           -------------------------

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     We have received from the Securities Authority of the State of Israel an exemption from Israel's prospectus publication requirements. Nothing in such exemption should be construed as authenticating the matters contained in this prospectus or as an approval of their reliability or adequacy or as an expression of opinion as to the quality of the securities offered in this prospectus.
                           -------------------------

                                                              Per Share    Total
                                                              ---------   --------
Initial public offering price...............................    $         $
Underwriting discount.......................................    $         $
Proceeds, before expenses, to BackWeb.......................    $         $

     The underwriters may, subject to the terms of the underwriting agreement, purchase up to an additional 825,000 shares from BackWeb at the initial public offering price less the underwriting discount.
                           -------------------------

     The underwriters expect to deliver the shares on             , 1999.

GOLDMAN, SACHS & CO.
                 BANCBOSTON ROBERTSON STEPHENS
                                   LEHMAN BROTHERS
                                                WIT CAPITAL CORPORATION
                           -------------------------

                  Prospectus dated                    , 1999.

                       DESCRIPTION OF GRAPHICS FOR INSIDE
                        FRONT COVER PAGES OF PROSPECTUS

[BackWeb Logo]

     Providing Internet Communication Infrastructure Software and
Application-Specific Software that Enables Companies to Communicate Business-Critical, Time Sensitive Information throughout the Extended Enterprise of Customers, Partners and Employees

     Below the caption are two concentric circles with the words "BackWeb Communications Infrastructure" and "Business-Critical Information" in the center of the inner circle layered on top of representations of different types of digital data that can be transmitted by our products. Clockwise around the outside circle are the words "Priority Communications Applications," "e-Supplier," "e-Sales," "e-Commerce," "e-Service" and "e-Reseller." Outside the circles are human shapes representing constituencies within a company's extended enterprise.

     - Priority Communications for e-Business Efficiently gather, target and deliver business-critical information and applications to PC desktops throughout the extended enterprise without interfering with normal network traffic by using idle network connections.

     - Improve Customer Satisfaction and Retention Improve the quality of customer services by proactively providing information and services on an as-needed basis in a timely manner.

     - Strengthen Relationships Increase revenue and improve operational efficiencies through proactive communications and exchange of data and information with partners and resellers.

     - Gain a Competitive Advantage Accelerate the response time of employees to changing market conditions for a competitive advantage.

                        NARRATIVE DESCRIPTION OF INSIDE
                                COVER GATE FOLD

     BackWeb Priority Internet Communications Platform

     - Provides an Automated and Reliable Solution to Communicate Large Amounts of Data Across a Network of Any Speed

     - Capture the Immediate Attention of Targeted Recipients

     - Monitor the Recipients' Level of Interaction with the Information
       Delivered

             [GRAPHIC DEPICTING CONNECTIONS BETWEEN BACKWEB SERVER,
                 BACKWEB POLITE PROXY AND POLITE NEIGHBORCAST]

[BACKWEB LOGO]

          CAPACITY                        URGENCY                      RELIABILITY
Polite Communications          Attention Management           Closed Loop Delivery
Enables the transmission of    Capture immediate attention    Allows companies to track
significant volumes of         to priority information        usage, manage effectiveness
digital data through existing  utilizing advanced alert       and perform surveys
networks without interfering   notification displays.         throughout the extended
with normal network traffic                                   enterprise.
by using idle network
connections.

                 DESCRIPTION OF GRAPHICS FOR INSIDE BACK COVER

[Graphics of three computer screens depicting  Carlson Wagonlit Travel increased income by
examples of our attention management           alerting its agents to distressed inventory
functionality]                                 using BackWeb to send a Flash highlighting
                                               specials on rooms for Radisson Hotels
                                               worldwide.

                                               Compaq cut costs by creating Compaq Service
                                               Connection using BackWeb to enable direct
                                               communication with their customers. This
                                               application proactively sends software
                                               patches and updates to Compaq Presario users.

                                               Schlumberger Dowell uses resources more
                                               effectively by taking advantage of BackWeb to
                                               deliver critical information such as failure
                                               updates and operational alerts to its
                                               employees worldwide.

                 BackWeb(R), Polite Agent, Polite Neighborcast,
                        Polite Proxy and Polite Upstream
                              are our trademarks.
          All other trademarks or trade names used in this prospectus are the property of their respective owners.

                               PROSPECTUS SUMMARY

     You should read the following summary together with the more detailed information and BackWeb's consolidated financial statements and the notes to those statements appearing elsewhere in this prospectus.

                           BACKWEB TECHNOLOGIES LTD.

     We are a leading provider of Internet communication infrastructure software and application-specific software that enable companies to communicate business-critical, time-sensitive information throughout their extended enterprise of customers, partners and employees. Our products provide a reliable solution for communicating large amounts of data in any digital format by enabling our customers to automatically gather and disseminate information. Our products efficiently disseminate this information across a network of any speed by automatically adapting the rate of transmission to match the available network capacity, commonly referred to as bandwidth. Our software enables companies to adapt quickly to changing market conditions through direct interaction with their customers, partners and employees, thereby accelerating the execution of their business processes.

     Although we have a limited operating history, industry leaders such as AT&T, Cisco Systems, Goldman Sachs, Pacific Bell, Rite Aid and Schlumberger have chosen our products to address a variety of their critical business communication needs. We intend to pursue additional customers in each of these industries to expand our customer base.

     Our infrastructure software, BackWeb Foundation, is a platform that allows organizations to efficiently gather, target and deliver sizeable digital data of any format to users' desktops across their extended enterprise. Our software enables management to capture the immediate attention of targeted recipients and monitor the recipients' level of interaction with the information delivered. We work with our customers, partners and third-party software vendors to develop applications built on top of BackWeb Foundation.

     Our infrastructure software platform is powered by three core technologies that we have developed:
     - Polite Communications, a unique technology that enables the transmission of significant volumes of digital data through existing networks without interfering with normal network applications and traffic.

     - Attention Management, a technology that uses a variety of display techniques to alert desktop users to the delivery of business-critical information.

     - Closed Loop Delivery, a technology that allows companies to track, manage and survey the effectiveness of communications throughout their extended enterprise.

     We have also developed our first packaged application, BackWeb Sales Accelerator. This application enables organizations to strengthen their customer relationships by accelerating the response times of the organizations' sales forces and partners to critical market changes. BackWeb Sales Accelerator provides a geographically dispersed sales organization with up-to-date information, such as competitive and customer information from external sources, internal sales and marketing materials, product pricing information and critical management announcements.

OUR STRATEGY

     Our objective is to establish ourselves as the leading provider of Internet communication infrastructure and applications software. The key elements of our strategy include:

     - becoming the de facto standard for Internet communication infrastructure software;

     - leveraging our infrastructure software platform to introduce multiple communication applications;

     - focusing on selected vertical markets;

     - extending our technological leadership position; and

     - expanding our direct and indirect distribution channels.

OUR OFFICES

     Our principal executive offices are located at 3 Abba Hillel Street, Ramat Gan, Israel and our telephone number is 011-972-3-751-8464.

     Our U.S. subsidiary, BackWeb Technologies, Inc. is located at 2077 Gateway Place, Suite 500, San Jose, California 95110 and its telephone number is (408) 933-1700.

                                  THE OFFERING

     Ordinary shares offered by BackWeb.........  5,500,000 shares
     Ordinary shares to be outstanding after
       this offering(1)(2)......................  35,041,640 shares
     Proposed Nasdaq National Market symbol.....  BWEB
     Use of proceeds............................  - repay indebtedness; and
                                                  - general corporate purposes.

---------------
(1) Based on the number of shares actually outstanding on March 31, 1999. Includes 2,595,501 ordinary shares issuable upon the exchange of BackWeb Canada, Inc. exchangeable shares issued to the former shareholders of Lanacom, Inc. in connection with our acquisition of Lanacom in August 1997.

(2) Excludes:

     - 4,946,980 ordinary shares issuable upon exercise of stock options outstanding as of March 31, 1999 at a weighted average exercise price of $1.51 per share.

     - 145,726 ordinary shares issuable upon exercise of warrants outstanding as of March 31, 1999 at a weighted average exercise price of $3.45 per share.

     - 3,646,344 ordinary shares available for future grant or issuance under BackWeb's various benefit plans as of March 31, 1999.

                      SUMMARY CONSOLIDATED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

     The following table sets forth our consolidated statement of operations data for the periods presented. The pro forma information in the following table gives effect to the conversion of all outstanding shares of our preferred stock into 23,090,238 ordinary shares automatically upon the closing of the offering, other than the one share of Series E Preferred Stock, which will not be converted automatically.

                                                         TWO MONTHS             YEAR ENDED                THREE MONTHS
                                                           ENDED               DECEMBER 31,             ENDED MARCH 31,
                                                        DECEMBER 31,   -----------------------------   ------------------
                                                            1995        1996       1997       1998      1998       1999
                                                        ------------   -------   --------   --------   -------   --------
                                                                                                          (UNAUDITED)
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
Revenues.............................................      $  --       $    71   $  5,601   $  9,537   $ 1,579   $  4,097
Gross profit.........................................         --            71      4,623      7,918     1,227      3,432
Loss from operations.................................       (236)       (7,641)   (15,094)   (14,825)   (4,583)    (3,529)
Net loss.............................................       (238)       (7,684)   (14,962)   (14,607)   (4,601)    (3,686)
Basic and diluted net loss per share.................                    (6.95)     (6.96)     (6.07)    (2.02)     (1.40)
Shares used in computing basic and diluted net loss
  per share..........................................                    1,106      2,151      2,408     2,283      2,627
Pro forma basic and diluted net loss per share
  (unaudited)........................................                                       $  (0.69)            $  (0.16)
Shares used in computing pro forma basic and diluted
  net loss per share (unaudited).....................                                         21,208               23,058

     The following table indicates a summary of our balance sheet at March 31, 1999:

     - on an actual basis;

     - on a pro forma basis giving effect to the conversion of all outstanding shares of our preferred stock as of March 31, 1999, into 23,090,238 ordinary shares automatically upon the closing of the offering other than the Series E Preferred Stock, which will not be converted automatically; and

     - on a pro forma as adjusted basis to reflect conversion of the preferred stock and the sale of 5,500,000 ordinary shares by us at an assumed public offering price of $9.00 per share and our anticipated application of the net proceeds of the offering.

                                                                         MARCH 31, 1999
                                                              ------------------------------------
                                                                                        PRO FORMA
                                                               ACTUAL     PRO FORMA    AS ADJUSTED
                                                              --------    ---------    -----------
                                                                          (UNAUDITED)
CONSOLIDATED BALANCE SHEET DATA:
Cash and cash equivalents...................................  $ 11,137     $11,137       $52,545
Working capital.............................................     9,018       9,018        53,353
Total assets................................................    20,449      20,449        61,859
Redeemable convertible preferred stock......................    47,275          --            --
Total shareholders' equity (net capital deficiency).........   (35,891)     11,384        55,719

---------------
     Unless otherwise specifically stated, information throughout this prospectus assumes:

     - the effectiveness of a three-for-one reverse share split of ordinary shares immediately prior to the effective date of this prospectus;

     - the underwriters' over-allotment option is not exercised; and

     - the conversion of all outstanding shares of preferred stock into 23,090,238 ordinary shares automatically upon the closing of this offering other than the Series E Preferred Stock, which will not be converted automatically.

                                  RISK FACTORS

     This offering involves a high degree of risk. You should carefully consider the risks described below and the other information in this prospectus before deciding to invest in the ordinary shares.

 OUR BUSINESS IS DIFFICULT TO EVALUATE BECAUSE OUR OPERATING HISTORY IS LIMITED
                  AND WE RECENTLY CHANGED OUR STRATEGIC FOCUS

     We have a limited operating history and an even more limited history operating the business as currently conducted. We cannot be certain that our business strategy will be successful. We were incorporated on August 31, 1995 and did not begin generating revenues until December 1996. In early 1998, we changed our strategic focus from a consumer-oriented to an enterprise-oriented Internet communication company. This change required us to adjust our business processes and make a number of significant personnel changes.

            WE HAVE A HISTORY OF LOSSES AND WE EXPECT FUTURE LOSSES

     We have not achieved profitability and expect to continue to incur net losses for at least the foreseeable future. We incurred net losses of approximately $7.7 million for the year ended December 31, 1996, $15.0 million for the year ended December 31, 1997, and $14.6 million for the year ended December 31, 1998 and $3.7 million for the three months ended March 31, 1999. As of March 31, 1999, we had an accumulated deficit of approximately $41.2 million.

     We expect to continue to incur significant sales and marketing, product development and administrative expenses and expect such expenses to increase in 1999. As a result, we will need to generate significant revenues to achieve and maintain profitability.

OUR QUARTERLY OPERATING RESULTS ARE SUBJECT TO FLUCTUATIONS AND SEASONALITY AND
  IF WE FAIL TO MEET THE EXPECTATIONS OF SECURITIES ANALYSTS OR INVESTORS, OUR
                     SHARE PRICE MAY DECREASE SIGNIFICANTLY

     Our operating results are difficult to predict. Our future quarterly operating results may fluctuate significantly and may not meet the expectations of securities analysts or investors. If this occurs, the price of our ordinary shares would likely decline. The factors that may cause fluctuations of our operating results include the following:

     - the size, timing and contractual terms of sales of our products and services due to the long and unpredictable sales cycle of our products;

     - delays we may encounter in introducing new versions of BackWeb Foundation and BackWeb Sales Accelerator and new products and services;

     - changes in information systems resource allocation by our customers;

     - the mix of products and services sold because our profit margins differ among products and services; and

     - the fixed nature of expenses such as base compensation and rent.

     Quarterly revenues and operating results generated by our business generally depend on license fees from our customers within the quarter. Revenues from license fees depend upon the volume of end-users. A decrease in end-users or the cancellation or deferral of any customer contract would reduce our expected revenues, which could negatively affect our quarterly financial performance.

     Moreover, our sales may be subject to seasonality or cyclicality. We expect that revenues in the first quarter of each year may be lower than revenues in the fourth quarter of the preceding year. We believe this trend may occur as a result of our customers annual budgetary, purchasing and sales cycles. For example, the growth rate of our license revenues decreased in the quarter ending March 31, 1999 compared to the growth rate of our license revenues for the quarter ended December 31, 1998. For a more detailed description of our quarterly results, please see "Management's Discussion and Analysis of Financial Condition and Results of Operations."

  WE ANTICIPATE INCREASED OPERATING EXPENSES WHICH COULD CAUSE OUR BUSINESS TO
             SUFFER IF WE DO NOT CORRESPONDINGLY INCREASE REVENUES

     We plan to significantly increase our operating expenses to expand our sales and marketing operations, broaden our customer support capabilities, improve operational and financial systems, develop new distribution channels and fund greater levels of research and development. If we do not significantly increase our revenues to meet these increased expenses, our business will suffer.

 OUR BACKWEB FOUNDATION PLATFORM AND APPLICATIONS ARE NEW AND IT IS UNCLEAR IF
                      THEY WILL ACHIEVE MARKET ACCEPTANCE

     We do not know if our products will be successful. The market for Internet communications solutions is in its infancy, and we are not certain that our target customers will widely adopt and deploy our technology throughout their networks. Even if our products are effective, our target customers may not choose them for technical, cost, support or other reasons.

     Our future growth depends on the commercial success of BackWeb Foundation and applications developed upon BackWeb Foundation, such as BackWeb Sales Accelerator, introduced in December 1998.

 OUR SOFTWARE PLATFORM ENABLES THIRD PARTIES TO DEVELOP APPLICATIONS WHICH MAY
                   COMPETE WITH APPLICATIONS DEVELOPED BY US

     Because of BackWeb Foundation's open architecture, third parties have the ability to develop their own applications on top of our platform. Such third parties could compete with applications developed by BackWeb. If our target customers do not widely adopt and purchase our products, or if third parties were to compete with applications developed by us, our business would suffer.

                        OUR GROWTH MAY SUFFER BECAUSE OF
                        THE DIFFICULTIES IN IMPLEMENTING
                                  OUR PRODUCTS

     The use of our products by our customers requires implementation services. Although we currently provide implementation services sufficient to meet our current business level, our growth will be limited in the event we are unable to expand our implementation services personnel or subcontract these services to qualified third parties.

 IF WE LOSE A MAJOR CUSTOMER, OUR REVENUES COULD SUFFER BECAUSE OF OUR CUSTOMER
                                 CONCENTRATION

     We have generated a substantial portion of our annual and quarterly historical revenues from a limited number of customers. As a result, if we lose a major customer, or if there is a decline in end-users in any of our customers' licenses, our revenues would be adversely affected. In 1997, revenues from Computer Associates and CompuServe represented 19% and 11%, respectively, of our revenues. In 1998, no customer accounted for more than 10% of our revenues. We expect that a small number of customers will continue to account for a substantial portion of revenues for the foreseeable future.

 OUR LONG AND UNPREDICTABLE SALES CYCLE DEPENDS ON FACTORS OUTSIDE OUR CONTROL
              AND MAY CAUSE LICENSE REVENUES TO VARY SIGNIFICANTLY

     To date, our customers have taken a long time to evaluate our products before making their purchase decisions. The long, and often unpredictable, sales and implementation cycles for our products may cause license revenues and operating results to vary significantly from period to period. Along with our distribution partners, we spend a lot of time educating and providing information to our prospective customers regarding the use and benefits of our products. In addition, our customers often begin by purchasing our products on a pilot basis before they decide whether or not to purchase additional licenses for full deployment. Even after purchase, our customers tend to deploy BackWeb Foundation slowly, depending upon:

     - the skill set of the customer;

     - the size of the deployment;

     - the complexity of the customer's network environment; and

     - the quantity of hardware and the degree of hardware configuration necessary to deploy our products.

COMPETITION IN THE INTERNET COMMUNICATIONS MARKET MAY REDUCE THE DEMAND FOR, OR
                            PRICES OF, OUR PRODUCTS

     The Internet communications market is intensely competitive and rapidly changing. We expect that competition will intensify in the near-term because of the attention the Internet is currently receiving and because there are very limited barriers to entry. Our primary long-term competitors may not have entered the market yet because the Internet communications market is new. Competition could result in price reductions, fewer customer orders, reduced gross margin and loss of market share, any of which could cause our business to suffer. We may not be able to compete successfully, and competitive pressures may harm our business.

     Many of our current and potential competitors have greater name recognition, longer operating histories, larger customer bases and significantly greater financial, technical, marketing, public relations, sales, distribution and other resources than we do. Some of our potential competitors are among the largest and most well-capitalized software companies in the world. For additional discussion of our competition, please see "Business -- Competition."

 FAILURE TO EXPAND OUR SALES AND MARKETING ORGANIZATIONS COULD LIMIT OUR GROWTH

     If we fail to substantially expand our direct and indirect sales and marketing operations in our existing markets, our growth will be limited. We have recently expanded our direct sales force in North America and Europe and plan to hire additional sales personnel to meet market demand. As of March 31, 1999, we employed approximately 60 individuals in our sales and marketing organizations. Currently, we believe we will need to expand our sales and marketing organization by more than fifty percent of its current size over the next eighteen months, although this increase is dependent on our ability to increase sales. We might not be able to hire or retain the kind and number of sales and marketing personnel we are targeting because competition for qualified sales and marketing personnel in the Internet communications market is intense.

                        FAILURE TO DEVELOP KEY STRATEGIC
                      RELATIONSHIPS COULD LIMIT OUR GROWTH

     We believe that our success in penetrating our target markets depends in part on our ability to develop and maintain strategic relationships with key independent software vendors, or ISVs, resellers, systems integrators, distribution partners and customers. If we fail to develop these strategic partnerships, our growth could be limited. Although we do not have any current exclusive strategic relationships, we have recently entered into nonexclusive agreements with SAP and Baan relating to the distribution of our products. We have not derived significant revenues from these agreements and we may not be able to derive significant revenues in the future from these agreements.

          WE MAY EXPERIENCE DIFFICULTIES MANAGING OUR EXPECTED GROWTH

     Our ability to successfully offer products and services and to implement our business plan in the rapidly evolving Internet communications market requires an effective planning and management process. We continue to increase the scope of our operations domestically and internationally and expect to grow our headcount substantially depending on market conditions. In addition, in connection with the recent change in our strategy from a consumer-oriented to an enterprise-oriented Internet communications company, we have reorganized our sales force.

     These factors have placed, and our anticipated future operations will continue to place, a significant strain on our management systems and resources. We expect that we will need to continue to improve our financial and managerial controls and reporting systems and procedures, and expand, train and manage our work force worldwide. Furthermore, we expect that we will be required to manage multiple relationships with various customers and other third parties.

                      THE GLOBAL NATURE OF OUR OPERATIONS
                        STRAINS OUR MANAGEMENT RESOURCES

     If we fail to manage our geographically dispersed organization, we may fail to meet or exceed our business plan and our revenues may decline. Our research and development facilities are located in Canada and Israel, and our directors, executive officers and other key employees are similarly dispersed throughout the world. In addition, we maintain offices in the United States, Canada, Japan and Europe to market and sell our products in those countries and surrounding regions. This geographic dispersion requires significant management resources that our locally-based competitors do not need to devote to their operations. In addition, the expansion of our existing international operations and entry into additional international markets will require significant management attention and financial resources.

  OUR INTELLECTUAL PROPERTY COULD BE USED BY THIRD PARTIES WITHOUT OUR CONSENT
           BECAUSE PROTECTION OF OUR INTELLECTUAL PROPERTY IS LIMITED

     Our success and ability to compete are substantially dependent upon our internally developed technology, which we protect through a combination of patent, copyright, trade secret and trademark law. However, we may not be able to adequately protect our proprietary rights which may harm our business. Unauthorized parties may attempt to copy or otherwise obtain and use our products or technology. Policing unauthorized use of our products is difficult, and we cannot be certain that the steps we have taken will prevent misappropriation of our technology, particularly in foreign countries where the laws may not protect our proprietary rights as fully as in the United States. For a more detailed description of the protection of our intellectual property, please see "Business -- Intellectual Property and Proprietary Rights."

                         OUR PRODUCTS MAY BE USED IN AN
                         UNINTENDED AND NEGATIVE MANNER

     Our products are used to transmit information through the Internet. Our products could be used to transmit harmful applications, negative messages, unauthorized reproduction of copyrighted material, inaccurate data, or computer viruses to end-users in the course of delivery. Any such transmission could damage our reputation or could give rise to legal claims against us. We could spend a significant amount of time and money defending against these legal claims.

        OUR PROPRIETARY TECHNOLOGY MAY BE SUBJECT TO INFRINGEMENT CLAIMS

     Substantial litigation regarding intellectual property rights exists in the software industry. A successful claim of product infringement against us and our failure or inability to license the infringed or similar technology could harm our business. We expect that software products may be increasingly subject to third-party infringement claims as the number of competitors in our industry segments grows and the functionality of products in different industry segments overlaps. Third parties may make a claim of infringement against us with respect to our products and technology. Any claims, with or without merit, could:

     - be time-consuming to defend;

     - result in costly litigation;

     - divert management's attention and resources;

     - cause product shipment delays; or

     - require us to enter into royalty or licensing agreements.

     Royalty or licensing agreements, if required, may not be available on acceptable terms, if at all. For additional information, please see "Business -- Intellectual Property and Proprietary Rights."

WE DO NOT HAVE SUFFICIENT INSURANCE TO COVER ALL POTENTIAL PRODUCT LIABILITY AND
                                WARRANTY CLAIMS

     Our products are integrated into our customers' networks. The sale and support of our products may entail the risk of product liability or warranty claims based on damage to these networks. In addition, the failure of our products to perform to customer expectations could give rise to warranty claims.

Although we carry general liability insurance, our insurance would likely not cover potential claims of this type or may not be adequate to protect us from all liability that may be imposed.

   RAPID TECHNOLOGICAL CHANGES COULD CAUSE OUR PRODUCTS TO BECOME OBSOLETE OR
                      REQUIRE US TO REDESIGN OUR PRODUCTS

     The Internet communications market is characterized by rapid technological change, frequent new product introductions, changes in customer requirements and evolving industry standards. If we are unable to develop and introduce products or enhancements in a timely manner to meet these technological changes, we may not be able to successfully compete. In addition, our products may become obsolete in which event we may not be a viable business.

       OUR BUSINESS COULD SUFFER IF WE LOSE THE SERVICES OF KEY PERSONNEL

     We will need to hire a significant number of additional sales, support, marketing, and research and development personnel in calendar 1999 and beyond to increase our revenues. If we fail to attract qualified personnel or retain current employees, our revenues may not increase and could decline.

     Competition for these individuals is intense, and we may not be able to attract, assimilate or retain additional highly qualified personnel in the future. Our future success also depends upon the continued service of our executive officers and other key sales, marketing and support personnel. In addition, our products and technologies are complex and we are substantially dependent upon the continued service of our existing engineering personnel, and especially our founders. None of our officers or key employees is bound by an employment agreement for any specific term. Our relationships with these officers and key employees are at will. Moreover, we do not have "key person" life insurance policies covering any of our employees.

 ANY MAJOR DEVELOPMENTS IN THE POLITICAL OR ECONOMIC CONDITIONS IN ISRAEL COULD
  CAUSE OUR BUSINESS TO SUFFER BECAUSE WE ARE INCORPORATED IN ISRAEL AND HAVE
              IMPORTANT FACILITIES AND RESOURCES LOCATED IN ISRAEL

     We are incorporated under the laws of the State of Israel. Our principal research and development facilities as well as significant executive offices are located in Israel. Any major hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could significantly harm our business. Since its establishment in 1948, the State of Israel has been and continues to be in a state of hostility with its neighbors, varying from time to time in intensity and degree.

     Some of our senior officers and key employees are currently obligated to perform annual reserve duty in the Israel Defense Forces and are subject to being called for active military duty at any time. Fulfillment of these obligations may deprive us of key employees for extended periods of time.

     Inflation in Israel and devaluation of the NIS could have an impact on our financial results. Although Israel has substantially reduced the rates of inflation and devaluation in recent years, they are still relatively high compared to those in the United States and we could be harmed by inflation or devaluation. If inflation rates in Israel increase again and hurt Israel's economy as a whole, our operations and financial condition could suffer. For a more detailed discussion of the political, military and economic environment in Israel, please see "Conditions in Israel."

  ANY FUTURE PROFITABILITY MAY BE DIMINISHED IF TAX BENEFITS FROM THE STATE OF
                         ISRAEL ARE REDUCED OR WITHHELD

     Pursuant to the Law for the Encouragement of Capital Investments, the Israeli government has granted "Approved Enterprise" status to our existing capital investment programs. Consequently, we are eligible for tax benefits for the first several years in which we generate taxable income. Our future profitability may be diminished if all or a portion of these tax benefits are reduced. These tax benefits may be cancelled in the event of changes in Israeli government policies or if we fail to comply with requisite conditions and criteria. Currently the most significant conditions which we must continue to meet include making specified investments in fixed assets, maintaining the development and production nature of our facilities, and financing of at least 30% of these investments through the issuance of capital stock. For a more detailed discussion of Israeli tax laws, please see "Israeli Taxation and Investment Programs."

    OUR GROWTH MAY BE LIMITED IF WE DO NOT DEVELOP LOCALIZED VERSIONS OF OUR
                                    PRODUCTS

     Historically, most of our sales have been in the United States. In order to expand internationally, we need to develop localized versions of our products. If we fail to develop these localized versions, our growth prospects would be limited. We currently have limited experience in developing localized versions of our products and marketing and distributing our products internationally.

                     EXCHANGE RATE FLUCTUATIONS BETWEEN THE
           U.S. DOLLAR AND THE NIS MAY NEGATIVELY AFFECT OUR EARNINGS

     Although most of our revenues and a majority of our expenses are denominated in U.S. dollars, a significant portion of our research and development expenses are incurred in NIS. In addition, we are engaged in certain loan transactions with affiliates denominated in and dependent on NIS. As a result, we may be negatively affected by fluctuations in the exchange rate between the U.S. dollar and the NIS.

                     THE LOSS OF OUR RIGHT TO USE SOFTWARE
            LICENSED TO US BY THIRD PARTIES COULD HARM OUR BUSINESS

     We license technology that is incorporated into our products from third parties, including security and encryption software. Any interruption in the supply or support of any licensed software could disrupt our operations and delay our sales, unless and until we can replace the functionality provided by this licensed software. Because our products incorporate software developed and maintained by third parties, we depend on these third parties to deliver and support reliable products, enhance their current products, develop new products on a timely and cost-effective basis and respond to emerging industry standards and other technological changes.

    OUR BUSINESS WILL SUFFER IF OUR TARGET CUSTOMERS DO NOT ACCEPT INTERNET
                                   SOLUTIONS

     Our future revenues and profits, if any, depend upon the widespread acceptance and use of the Internet as an effective medium of business and communication by our customers. Rapid growth in the use of and interest in the Internet has occurred only recently. As a result, acceptance and use may not continue to develop at historical rates, and a sufficiently broad base of consumers may not adopt, and continue to use, the Internet and other online services as a medium of commerce and communication.

     Our success will depend, in large part, on the acceptance of the Internet in the commercial marketplace and on the ability of third parties to provide a reliable Internet infrastructure network with the speed, data capacity, security and hardware necessary for reliable Internet access and services. To the extent that the Internet continues to experience increased numbers of users, increased frequency of use or increased bandwidth requirements of users, the Internet infrastructure may not be able to support the demands placed on it and the performance or reliability of the Internet could suffer.

  WE MAY OFFER TO REPURCHASE SOME OF OUR PREVIOUSLY GRANTED OPTIONS AND ISSUED
    SHARES AND MAY BE SUBJECT TO PENALTIES UNDER CALIFORNIA SECURITIES LAWS

     We may commence a rescission offer pursuant to the state securities laws of the State of California because we failed to qualify or receive an exemption from qualification under California state securities laws when we granted options to some of our employees in the State of California. The rescission offer would cover options to purchase ordinary shares issued pursuant to our 1996 U.S. Stock Option Plan and ordinary shares issued upon exercise of these options which were granted to approximately 42 people in California from 1996 to 1998. The rescission offer would allow these people to return their equity interests in us in exchange for at least twenty percent of the exercise price per underlying share for each outstanding option they hold and the price per share paid by each of these people plus seven percent interest for each share issued upon exercise of these options. If the rescission offer is consummated in 1999, BackWeb could be required to make an aggregate payment in an amount which we believe is not material to us and which we currently believe will be no more than $400,000. As a legal matter, it remains uncertain whether we have any liability under California state securities laws since publicly traded companies are exempt from such filings. In addition, we are not aware of any claims for rescission against us at the time of this prospectus. Upon completing a rescission offer approved by the California Department of Corporations the aforementioned optionees should not have any rescission rights under California law. We may still be subject to penalties or fines related to these issuances.

    FAILURE OF OUR PRODUCTS OR COMPUTER SYSTEMS OR THOSE OF OUR CUSTOMERS TO RECOGNIZE THE YEAR 2000 COULD DISRUPT THE OPERATION OF OUR BUSINESS AND
                               TECHNICAL SYSTEMS

     Many currently installed computer systems and software products are not capable of distinguishing 21st century dates from 20th century dates. As a result, beginning on January 1, 2000, computer systems and software used by many companies and organizations in a wide variety of industries, including technology, transportation, utilities, finance and telecommunications, will produce erroneous results or fail unless they have been modified or upgraded to process date information correctly. In addition, we face the possibility that our products will fail due to processing errors caused by inaccurate calculations with respect to the Year 2000.

     Year 2000 compliance efforts may involve significant time and expense, and uncorrected problems could harm our business. Moreover, we may face claims based on Year 2000 issues arising from the integration of multiple products within an overall system. We may also experience reduced sales of our products as potential customers reduce their budgets for our products due to increased expenditures on their own Year 2000 compliance efforts. For a further discussion of Year 2000 issues, see "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Year 2000."

ISRAELI REGULATIONS MAY LIMIT OUR ABILITY TO ENGAGE IN RESEARCH AND DEVELOPMENT
                            AND EXPORT OUR PRODUCTS

     Under Israeli law we are required to obtain an Israeli government license to engage in research and development of and export of the encryption technology incorporated in our products. Our current government license to engage in these activities expires April 4, 2000. Our research and development activities in Israel and our ability to export our products out of Israel would be limited if:

     - the Israeli government revokes our current license;

     - our current license is not renewed;

     - our license fails to cover the scope of the technology in our products;
       or

     - Israeli law regarding research and development or export of encryption technologies were to change.

  WE EXPECT TO EXPERIENCE VOLATILITY IN OUR SHARE PRICE WHICH COULD NEGATIVELY
                             AFFECT YOUR INVESTMENT

     You may not be able to resell your shares at or above the initial public offering price due to a number of factors, including:

     - announcements of technological innovations;

     - announcements relating to strategic relationships;

     - conditions affecting the Internet industry; and

     - trends related to the fluctuations of stock prices of Israeli companies.

     The trading price of our ordinary shares may be volatile. The market for technology and Internet-related companies, has experienced extreme volatility that often has been unrelated to the operating performance of particular companies. These fluctuations may adversely affect the trading price of our ordinary shares, regardless of our actual operating performance.

ISRAELI COURTS MIGHT NOT ENFORCE JUDGMENTS RENDERED OUTSIDE OF ISRAEL WHICH MAY
         MAKE IT DIFFICULT TO COLLECT ON JUDGMENTS RENDERED AGAINST US

     We are incorporated in Israel. Some of our directors and executive officers and the Israeli experts named herein are not residents of the United States and some of their assets and our assets are located outside the United States. Service of process upon our non-U.S. resident directors and executive officers or the Israeli experts named herein and enforcement of judgments obtained in the United States against us, and our directors and executive officers, or the Israeli experts named herein, may be difficult to obtain within the United States. BackWeb Technologies, Inc., our U.S. subsidiary, is the U.S. agent authorized to receive service of process in any action against us in any federal or state court arising out of this offering or any related purchase or sale of securities. We have not given consent for this agent to accept service of process in connection with any other claim.

     We have been informed by our legal counsel in Israel, Naschitz, Brandes & Co., that there is doubt as to the enforceability of civil liabilities under U.S. securities laws in original actions instituted in Israel. However, subject to certain time limitations, an Israeli court may declare a foreign civil judgment enforceable if it finds that:

     - the judgment was rendered by a court which was, according to the laws of the state of the court, competent to render the judgment;

     - the judgment is no longer appealable;

     - the obligation imposed by the judgment is enforceable according to the rules relating to the enforceability of judgments in Israel and the substance of the judgment is not contrary to public policy; and

     - the judgment is executory in the state in which it was given.

     Even if the above conditions are satisfied, an Israeli court will not enforce a foreign judgment if it was given in a state whose laws do not provide for the enforcement of judgments of Israeli courts (subject to exceptional cases) or if its enforcement is likely to prejudice the sovereignty or security of the State of Israel. An Israeli court also will not declare a foreign judgment enforceable if:

     - the judgment was obtained by fraud;

     - there was no due process;

     - the judgment was rendered by a court not competent to render it according to the laws of private international law in Israel;

     - the judgment is at variance with another judgment that was given in the same matter between the same parties and which is still valid; or

     - at the time the action was brought in the foreign court a suit in the same matter and between the same parties was pending before a court or tribunal in Israel.

   OUR OFFICERS, DIRECTORS AND AFFILIATED ENTITIES OWN A LARGE PERCENTAGE OF
        BACKWEB AND COULD SIGNIFICANTLY INFLUENCE THE OUTCOME OF ACTIONS

     We anticipate that our executive officers, directors and entities affiliated with them will, in the aggregate, beneficially own approximately 24.9% of our outstanding ordinary shares following the completion of this offering. These shareholders, if acting together, would be able to significantly influence all matters requiring approval by our shareholders, including the election of directors and the approval of mergers or other business combination transactions.

    WE HAVE ADOPTED ANTI-TAKEOVER PROVISIONS THAT COULD DELAY OR PREVENT AN ACQUISITION OF BACKWEB, EVEN IF AN ACQUISITION WOULD BE BENEFICIAL TO OUR
                                  SHAREHOLDERS

     Provisions of Israeli corporate and tax law and of our Articles of Association may have the effect of delaying, preventing or making more difficult a merger or other acquisition of BackWeb, even if doing so would be beneficial to our shareholders.

     Israeli law regulates mergers, votes required to approve a merger, acquisition of shares through tender offers and transactions involving significant shareholders. In addition, our charter documents provide for a staggered board of directors. For further discussion, please see "Management -- Election of Directors" and "Description of Share Capital."

VIRTUALLY ALL OF OUR SHARES WILL BE ELIGIBLE FOR SALE SHORTLY AFTER THE OFFERING
    AND SUBSTANTIAL SALES OF OUR SHARES COULD CAUSE OUR SHARE PRICE TO FALL

     If our shareholders sell substantial amounts of our ordinary shares, including shares issued upon the exercise of outstanding options and warrants, in the public market following this offering, the market price of our ordinary shares could fall dramatically. Such sales also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate.

     Upon completion of this offering, we will have outstanding 32,446,139 ordinary shares, based upon shares outstanding as of March 31, 1999. Of these shares, the 5,500,000 shares sold in this offering are freely tradable. This leaves 26,946,139 shares eligible for sale in the public market as follows:

  NUMBER OF SHARES             DATE
---------------------  ---------------------
19,300,996...........  180 days from the
                       date of this
                       prospectus
7,645,143............  At various times
                       thereafter through
                       March 24, 2000

     In addition, upon completion of the offering we will have 2,595,501 ordinary shares that are issuable at any time for no additional consideration upon exchange of the BackWeb Canada exchangeable shares issued to the former shareholders of Lanacom, Inc. in connection with our acquisition of Lanacom. We have agreed to register the resale of these ordinary shares on the 180th day after the date of this prospectus.

     Moreover, on or prior to the 180th day after the date of this prospectus, we intend to register for resale approximately 10.9 million ordinary shares reserved for issuance or issued under our employee stock plans. Please see "Shares Eligible for Future Sale" and "Underwriting."

      INVESTORS IN OUR ORDINARY SHARES FACE SUBSTANTIAL IMMEDIATE DILUTION

     The initial public offering price is expected to be substantially higher than the book value per share of our outstanding ordinary shares. As a result, investors purchasing ordinary shares in this offering will incur immediate substantial dilution of $7.45 per share. In addition, we have issued options and warrants to acquire ordinary shares at prices significantly below the initial public offering price. To the extent such outstanding options are ultimately exercised, there will be further dilution to investors in this offering.

               SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

     We have made forward looking statements in this prospectus that are subject to risks and uncertainties. Forward looking statements include information concerning possible or assumed future results of operations of BackWeb. Also, when we use such words as "believes," "expects," "anticipates" or similar expressions, we are making forward looking statements. You should note that an investment in our securities involves risks and uncertainties that could affect future financial results. Our actual results could differ materially from those anticipated in these forward looking statements as a result of factors, including those set forth in "Risk Factors" and elsewhere in this prospectus.

                                USE OF PROCEEDS

     We estimate the net proceeds to us from the sale of the 5,500,000 ordinary shares being offered to be approximately $44.3 million at an assumed public offering price of $9.00 per share, after deducting the underwriting discount and estimated offering expenses payable by us, or $51.2 million if the over-allotment option is exercised in full.

     We intend to use approximately $2.9 million of the net proceeds of the offering to repay indebtedness, of which $2.0 million bears interest at prime rate plus 4% per annum, and approximately $900,000 bears no interest. The $2.0 million line of credit matures on December 31, 1999 and the $900,000 loan is repaid at a rate of 2.5% of cumulative consolidated revenues in excess of $5.0 million. We are currently using the proceeds of this indebtedness for working capital. We expect to use the balance of the net proceeds from this offering for general corporate purposes. In addition, we may use a portion of the net proceeds to acquire complementary products, technologies or businesses. However, we currently have no commitments or agreements and are not involved in any negotiations with respect to any such transactions. Pending use of the net proceeds of this offering, we intend to invest the net proceeds in interest-bearing, investment-grade securities.

     We are not limited in our use of the proceeds of this offering. We cannot predict that the investment of the proceeds in our operations and otherwise will yield a favorable return.

                                DIVIDEND POLICY

     We have never paid cash dividends to our shareholders and we currently do not intend to pay dividends for the foreseeable future. We intend to reinvest earnings in the development and expansion of our business. We have decided to reinvest the amount of tax exempt income derived from our Approved Enterprise status and not to distribute such income as dividends. See Note 9 of Notes to the Consolidated Financial Statements included in this prospectus. We may only pay cash dividends in any fiscal year out of "profits," as determined under Israeli law. In addition, the terms of financing arrangements restrict us from paying dividends to our shareholders.

     Because of our investment program's Approved Enterprise status, the payment of dividends by us may be subject to certain Israeli taxes to which we would not otherwise be subject to. The tax exempt income attributable to the Approved Enterprise status can be distributed to shareholders without subjecting us to taxes only upon our complete liquidation. If we decide to distribute cash dividends out of income that has been exempt from tax, the income out of which the dividend is distributed will be subject to Israeli corporate tax.

     In the event we declare dividends in the future, we will declare those dividends in NIS but pay those dividends to our non-Israeli shareholders in U.S. dollars. Under current Israeli regulations, any dividends or other distributions paid in respect of ordinary shares, may be freely repatriated in non-Israeli currencies at the rate of exchange prevailing at the time of conversion, provided that Israeli income tax has been paid on or withheld from such dividends. Because exchange rates between NIS and the dollar fluctuate continuously, a U.S. shareholder will be subject to currency fluctuation between the date when the dividends are declared and the date the dividends are paid. For additional discussion of Israeli tax issues involved in our payment of cash dividends, please see "Israeli Taxation and Investment Programs."

                                 CAPITALIZATION

     The following table sets forth our capitalization as of March 31, 1999:

     - on an actual basis;

     - on a pro forma basis giving effect to the conversion of all outstanding shares of our preferred stock as of March 31, 1999 into 23,090,238 ordinary shares automatically upon the closing of this offering other than the Series E Preferred Stock, which will not be converted automatically; and

     - on a pro forma as adjusted basis to reflect conversion of the preferred stock and the sale of 5,500,000 ordinary shares by us at an assumed public offering price of $9.00 per share and our anticipated application of the net proceeds of the offering.

     You should read this information together with BackWeb's consolidated financial statements and the notes to those statements appearing elsewhere in this prospectus.

                                                                         MARCH 31, 1999
                                                              ------------------------------------
                                                                                        PRO FORMA
                                                               ACTUAL     PRO FORMA    AS ADJUSTED
                                                              --------    ---------    -----------
                                                                         (IN THOUSANDS)
Line of credit and current portion of long-term
  obligations...............................................  $  2,927    $  2,927      $     --
                                                              ========    ========      ========
Series B, C and D redeemable convertible preferred stock:
  nominal value approximately $0.003 per share at amount
  paid in; 44,737,377 shares authorized and 43,806,603
  shares outstanding actual; no shares authorized or
  outstanding pro forma and pro forma as adjusted
  (liquidation preference of $48,712,000)...................  $ 47,275    $     --      $     --
Shareholders' equity (net capital deficiency):
  Series A convertible preferred stock: nominal value
    approximately $0.003 per share at amount paid in;
    25,464,110 shares authorized and outstanding actual; no
    shares authorized or outstanding pro forma and pro forma
    as adjusted (liquidation preference of $2,024,000)......       495          --            --
  Series E preferred stock: nominal value approximately
    $0.003 per share at amount paid in; 1 share authorized
    and outstanding actual, pro forma and pro forma as
    adjusted(1).............................................     3,454       3,454         3,454
  Preferred stock, nominal value approximately $0.003 per
    share; no shares authorized or outstanding actual;
    50,000,000 shares authorized and no shares outstanding
    pro forma and pro forma as adjusted.....................        --          --            --
  Ordinary shares: nominal value approximately $0.01 per
    share at amount paid in; 30,000,000 shares authorized,
    3,855,901 shares outstanding actual; 150,000,000 shares
    authorized and 26,946,139 shares outstanding pro forma;
    and 150,000,000 shares authorized and 32,446,139 shares
    outstanding pro forma as adjusted(2)....................     8,314      56,084       100,419
  Notes receivable from shareholders........................    (3,538)     (3,538)       (3,538)
  Deferred stock compensation...............................    (3,439)     (3,439)       (3,439)
  Accumulated deficit.......................................   (41,177)    (41,177)      (41,177)
                                                              --------    --------      --------
      Total shareholders' equity (net capital deficiency)...   (35,891)     11,384        55,719
                                                              --------    --------      --------
         Total capitalization...............................  $ 11,384    $ 11,384      $ 55,719
                                                              ========    ========      ========

---------------
(1) In connection with our acquisition of Lanacom, we issued to the Lanacom selling shareholders 8,532,909 exchangeable shares of BackWeb Canada, Inc., a wholly owned subsidiary of BackWeb, and one share of our Series E Preferred Stock. The exchangeable shares of BackWeb Canada, Inc. are exchangeable for an aggregate of 2,595,501 ordinary shares.

(2) Based on the number of shares actually outstanding on March 31, 1999.
    Excludes:

    - 4,946,980 ordinary shares issuable upon exercise of stock options outstanding as of March 31, 1999 at a weighted average exercise price of $1.51 per share.

    - 145,726 ordinary shares issuable upon exercise of warrants outstanding as of March 31, 1999 at a weighted average exercise price of $3.45 per share.

    - 3,646,344 ordinary shares available for future grant or issuance under our various benefit plans as of March 31, 1999.

                                    DILUTION

     Our net tangible book value as of March 31, 1999 was $10.0 million or approximately $0.34 per share. Net tangible book value per share represents the amount of our total tangible assets less total liabilities, divided by the number of ordinary shares outstanding, assuming the issuance of 2,595,501 ordinary shares issuable for no additional consideration upon exchange of BackWeb Canada exchangeable shares. Dilution in net tangible book value per share represents the difference between the amount per share paid by purchasers of ordinary shares in the offering made hereby and the net tangible book value per ordinary share immediately after the completion of this offering. After giving effect to the sale of the 5,500,000 ordinary shares offered by us hereby at an assumed public offering price of $9.00 per share and after deducting the underwriting discount and estimated offering expenses payable by us, our net tangible book value at March 31, 1999 would have been approximately $54.3 million, or $1.55 per share. This represents an immediate increase in net tangible book value of $1.21 per share to existing shareholders and an immediate dilution in net tangible book value of $7.45 per share to new investors or ordinary shares in this offering. The following table illustrates this dilution on a per share basis:

Assumed public offering price per share.....................           $9.00
  Net tangible book value per share as of March 31, 1999....  $0.34
  Increase per share attributable to new investors..........   1.21
                                                              -----
Net tangible book value per share after the offering........            1.55
                                                                       -----
Dilution in net tangible book value per share to new
  investors.................................................           $7.45
                                                                       =====

     The following table sets forth, as of March 31, 1999, the differences between the number of ordinary shares purchased from us, the total consideration paid and the average price per share paid by existing holders of ordinary shares and by the new investors, before deducting the underwriting discount and estimated offering expenses payable by us, at an assumed public offering price of $9.00 per share.

                                 SHARES PURCHASED          TOTAL CONSIDERATION       AVERAGE
                              -----------------------   -------------------------     PRICE
                                NUMBER     PERCENTAGE      AMOUNT      PERCENTAGE   PER SHARE
                              ----------   ----------   ------------   ----------   ---------
Existing shareholders.......  29,541,640       84%      $ 56,533,000        53%       $1.91
New investors...............   5,500,000       16         49,500,000        47         9.00
                              ----------      ---       ------------      ----
          Total.............  35,041,640      100%      $106,033,000       100%
                              ==========      ===       ============      ====

     The foregoing discussion and tables are based upon the number of shares actually outstanding on March 31, 1999 and assume the issuance of 2,595,501 ordinary shares issuable for no additional consideration upon exchange of BackWeb Canada exchangeable shares issued in connection with the Lanacom acquisition and no exercise of options and warrants outstanding as of March 31, 1999. As of March 31, 1999, there were options outstanding to purchase 4,946,980 ordinary shares at a weighted average exercise price of $1.51 per share and warrants outstanding to purchase 145,726 ordinary shares at a weighted average exercise price of $3.45 per share. To the extent these options and warrants are exercised, there will be further dilution to new investors.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The selected consolidated statement of operations data set forth below for the three years in the period ended December 31, 1998 and the selected consolidated balance sheet data as of December 31, 1997 and 1998 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The selected consolidated statement of operations data for the two months ended December 31, 1995 and the selected consolidated balance sheet data as of December 31, 1995 and 1996 have been derived from our audited consolidated financial statements not included in this prospectus. The selected consolidated statement of operations data for the three months ended March 31, 1998 and 1999 and the consolidated balance sheet data at March 31, 1999 have been derived from unaudited financial statements included elsewhere in this prospectus. The unaudited financial statements include all adjustments, consisting only of normal recurring adjustments, that BackWeb considers necessary for a fair presentation of its financial position at such dates and the results of operations for those periods. Operating results for the three months ended March 31, 1999 are not necessarily indicative of the results that may be expected for the year ending December 31, 1999. In addition, our historical results are not necessarily indicative of results to be expected for any future period. The data have been derived from financial statements that have been prepared in accordance with U.S. GAAP and should be read in conjunction with the Consolidated Financial Statements and the Notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus.

                                                                                                  THREE MONTHS
                                               TWO MONTHS                                            ENDED
                                                 ENDED          YEAR ENDED DECEMBER 31,            MARCH 31,
                                              DECEMBER 31,   -----------------------------   ----------------------
                                                  1995        1996       1997       1998      1998         1999
                                              ------------   -------   --------   --------   -------   ------------
                                                              (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
Revenues:
  License...................................    $    --      $    71   $  5,311   $  7,980   $ 1,395     $  3,308
  Service...................................         --           --        290      1,557       184          789
                                                -------      -------   --------   --------   -------     --------
        Total revenues......................         --           71      5,601      9,537     1,579        4,097
Cost of revenues:
  License...................................         --           --        182        266        55           73
  Service...................................         --           --        796      1,353       297          592
                                                -------      -------   --------   --------   -------     --------
        Total cost of revenues..............         --           --        978      1,619       352          665
Gross profit................................         --           71      4,623      7,918     1,227        3,432
Operating expenses:
  Research and development..................        120        1,781      3,955      4,555     1,277          997
  Sales and marketing.......................         --        4,535     12,224     13,182     3,321        3,831
  General and administrative................        116        1,396      2,981      3,182       811          931
  Amortization of goodwill, other
    intangibles, and deferred stock
    compensation............................         --           --        557      1,824       401        1,202
                                                -------      -------   --------   --------   -------     --------
        Total operating expenses............        236        7,712     19,717     22,743     5,810        6,961
                                                -------      -------   --------   --------   -------     --------
Loss from operations........................       (236)      (7,641)   (15,094)   (14,825)   (4,583)      (3,529)
Interest income (expense), net..............         (2)         (43)       132        218       (18)        (157)
                                                -------      -------   --------   --------   -------     --------
Net loss....................................    $  (238)     $(7,684)  $(14,962)  $(14,607)  $(4,601)    $ (3,686)
                                                =======      =======   ========   ========   =======     ========
Basic and diluted net loss per share........                 $ (6.95)  $  (6.96)  $  (6.07)  $ (2.02)    $  (1.40)
                                                             =======   ========   ========   =======     ========
Shares used in computing basic and diluted
  net loss per share(1).....................                   1,106      2,151      2,408     2,283        2,627
                                                             =======   ========   ========   =======     ========
Pro forma basic and diluted net loss per
  share (unaudited)(2)......................                                      $  (0.69)              $  (0.16)
                                                                                  ========               ========
Shares used in computing pro forma basic and
  diluted net loss per share
  (unaudited)(1)(2).........................                                        21,208                 23,058
                                                                                  ========               ========

                                                                          DECEMBER 31,
                                                            ----------------------------------------    MARCH 31,
                                                            1995      1996        1997        1998        1999
                                                            -----    -------    --------    --------    ---------
CONSOLIDATED BALANCE SHEET DATA:
Cash and cash equivalents.................................  $  --    $12,068    $  6,377    $  6,449    $ 11,137
Working capital (deficit).................................    (36)     9,707       3,024       1,596       9,018
Total assets..............................................     14     12,784      15,097      12,701      20,449
Long-term obligations, net of current portion.............    211      1,278       1,156         327          --
Redeemable convertible preferred stock....................     --     16,337      25,532      37,304      47,275
Total shareholders' equity (net capital deficiency).......   (238)    (7,407)    (18,915)    (33,178)    (35,891)

-------------------------
(1) For an explanation of the number of shares used in per share computation, see Note 1 of Notes to Consolidated Financial Statements. Loss per share for 1995 is not presented as it is not meaningful.

(2) The pro forma information gives effect to the conversion of all outstanding shares of our preferred stock into 23,090,238 ordinary shares as of March 31, 1999 automatically upon the closing of the offering, other than the one share of Series E Preferred Stock which will not be converted automatically.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     Except for historical information, the discussion in this report contains forward-looking statements that involve risks and uncertainties. These forward-looking statements include, among others, those statements including the words, "expects," "anticipates," "intends," "believes" and similar language. Our actual results could differ materially from those discussed herein. Factors that could cause or contribute to such differences include, but are not limited to the risks discussed in the section titled "Risk Factors" in this prospectus.

                                    OVERVIEW

     BackWeb is a leading provider of Internet communication infrastructure software and application-specific software that enables companies to communicate business-critical, time-sensitive information to their customers, partners and employees.

     We were incorporated on August 31, 1995 and commenced our operations in November 1995. During the period from commencement of operations through December 31, 1996, we were in a development stage and had insignificant revenues. Operating activities during this period related primarily to developing our products, building our corporate infrastructure and raising capital. In December 1996, we shipped the first commercial version of our software.

     In August 1997, in an effort to expand the features and functionalities of our product offerings, we acquired all the outstanding shares of Lanacom Inc., a Canadian corporation. The acquisition has been accounted for using the purchase method of accounting, and accordingly the purchase price has been allocated to the tangible and intangible assets acquired and the liabilities assumed on the basis of their respective fair value on the acquisition date. The purchase price of $3.9 million was determined based on the value of shares originally issued and options granted. Of the total purchase price, approximately $3.2 million was allocated to goodwill, representing the excess of the aggregate purchase price on the fair value of tangible and intangible assets. The remainder of the purchase price was allocated to net tangible liabilities assumed ($103,000), developed technology ($400,000) and other identifiable intangible assets ($383,000). Goodwill, developed technology and other identified intangibles are amortized on a straight-line basis over the estimated useful life which range from 24 to 30 months. The first BackWeb product, Version 4.0, incorporating Lanacom's Headliner product, was released in January 1998.

     In early 1998, we engaged in a comprehensive reexamination of our business strategy and changed our strategic focus from a consumer-oriented to an enterprise-oriented Internet communication company. In connection with this change in strategy, we undertook a fundamental repositioning and reorganization of our work force, particularly in our sales organization. During 1998, we continued to enhance our infrastructure software, BackWeb Foundation Version 5.0, and in December 1998 released our first packaged application, BackWeb Sales Accelerator.

     Since our inception, revenues have been derived primarily from the licensing of our products and to a lesser extent from maintenance and support, consulting and training services. The rate of growth of our service revenues is not commensurate with the costs of service revenues such as salaries and related expenses of our customer support and consulting organizations and cost of third party contractors to provide consulting services. Accordingly, our gross margins on service revenues are significantly lower than our gross margins on license revenues. Our products are marketed worldwide through a combination of a direct salesforce, resellers and system integrators.

     We recognize software license revenue in accordance with Statement of Position 97-2, or SOP 97-2, "Software Revenue Recognition," as amended by Statement of Position 98-4, or SOP 98-4. These statements are effective for our transactions entered into after January 1, 1998. The application of

SOP 97-2 has not had a material impact on our results of operations. License revenues are comprised of perpetual or multi-year license fees that are primarily derived from contracts with corporate customers and resellers. We generally recognize license revenues when a license agreement has been executed or a definitive purchase order has been received and the product has been delivered to end-user customers, no significant obligations with regard to implementation remain, the fee is fixed and determinable, and collectibility is probable. Revenues on contracts with resellers are not recognized until software is sold through to the end-user.

     Service revenues are primarily comprised of revenues from standard support and maintenance agreements, consulting and training fees. Customers licensing our products generally purchase the standard annual maintenance agreement. Revenues from maintenance agreements are recognized on a straight-line basis over the life of the agreement. Consulting services are billed at an agreed upon rate plus out-of-pocket expenses and training services on a per session basis. We recognize service revenues from consulting and training upon completion of the work to be performed.

     We have expended significant sums since inception on product development and enhancement of sales and marketing capabilities, and expect that these expenditures will continue to increase as we pursue the emerging opportunities in our markets.

     The functional currency of our operations is the U.S. dollar, which is the primary currency in the economic environment in which we conduct our business. A significant portion of our research and development expenses is incurred in NIS. The results of our operations are subject to fluctuations in the dollar-NIS exchange rate which is influenced by various global economic factors including inflation in Israel.

                             RESULTS OF OPERATIONS

     BackWeb's historical operating results for the years ended December 31, 1997 and 1998 and for the three months ended March 31, 1998 and 1999 as a percentage of net revenues, are as follows:

                                                                               THREE MONTHS
                                                        FISCAL YEAR ENDED          ENDED
                                                           DECEMBER 31,          MARCH 31,
                                                        ------------------    ---------------
                                                         1997       1998       1998     1999
                                                        -------    -------    ------    -----
Revenues:
  License.............................................    94.8%      83.7%      88.3%    80.7%
  Service.............................................     5.2       16.3       11.7     19.3
                                                        ------     ------     ------    -----
       Total revenues.................................   100.0      100.0      100.0    100.0
Cost of revenues:
  License.............................................     3.3        2.8        3.5      1.8
  Service.............................................    14.2       14.2       18.8     14.4
                                                        ------     ------     ------    -----
       Total cost of revenues.........................    17.5       17.0       22.3     16.2
                                                        ------     ------     ------    -----
Gross margin..........................................    82.5       83.0       77.7     83.8
                                                        ------     ------     ------    -----
Operating expenses:
  Research and development............................    70.6       47.8       80.9     24.4
  Sales and marketing.................................   218.3      138.2      210.3     93.5
  General and administrative..........................    53.2       33.4       51.4     22.7
  Amortization of goodwill, other intangibles and
     deferred stock compensation......................     9.9       19.1       25.4     29.3
                                                        ------     ------     ------    -----
       Total operating expenses.......................   352.0      238.5      368.0    169.9
                                                        ------     ------     ------    -----
Loss from operations..................................  (269.5)    (155.5)    (290.3)   (86.1)
Interest income (expense), net........................     2.4        2.3       (1.1)    (3.9)
                                                        ------     ------     ------    -----
Net loss..............................................  (267.1)%   (153.2)%   (291.4)%  (90.0)%
                                                        ======     ======     ======    =====

---------------

     Because revenues from inception through December 31, 1996 totalled $71,000, a comparison of our operating results as a percentage of net revenues during that period or against percentages from later periods is not meaningful.

                               THREE MONTHS ENDED
                            MARCH 31, 1999 AND 1998

     BackWeb incurred a net loss of approximately $3.7 million for the three months ended March 31, 1999 compared to a net loss of $4.6 million for the three months ended March 31, 1998.

REVENUES

     Our revenues are derived primarily from licensing of BackWeb Foundation and BackWeb Sales Accelerator and to a lesser extent from maintenance and support, consulting and training services. Net revenues increased approximately $2.5 million or 159% from $1.6 million in the three months ended March 31, 1998 to $4.1 million in the three months ended March 31, 1999. The increase was due to growth in license revenues. Customers outside of the United States accounted for 18.0% of revenues in the three months ended March 31, 1999 compared to 16.5% of revenues in the three months ended March 31, 1998.

     License revenues were $3.3 million or 80.7% of revenues in the three months ended March 31, 1999 compared to $1.4 or 88.3% of revenues in the three months ended March 31, 1998. The decrease in license revenue as a percentage of total revenue was primarily due to increased service revenue from support, maintenance and consulting services. Service revenues were $789,000 or 19.3% of revenues in the three months ended

March 31, 1999 compared to $184,000 or 11.7% of revenues in the three months ended March 31, 1998. In 1999, we expect our service revenues to increase on an absolute basis and as a percentage of net revenues.

COST OF REVENUES

     Cost of revenues consists of costs associated with generating license and service revenues. Cost of revenues was $665,000 or 16.2% of revenues for the three months ended March 31, 1999 compared to $352,000 or 22.3% of revenues for the three months ended March 31, 1998. The increase in cost of revenues on an absolute basis was primarily due to growth of our service organization in 1999.

     Cost of license revenues consists primarily of expenses related to media duplication, and packaging of our products and amortization of capitalized developed technology. Cost of license revenues was $73,000 or 1.8% of revenues for the three months ended March 31, 1999 compared to $55,000 or 3.5% of revenues for the three months ended March 31, 1998.

     Cost of service revenues consists primarily of expenses related to salaries and expenses of our customer support and professional service organizations, including related expenses of our consultants and costs of third party consultants. Cost of service revenues was $592,000, or 14.4% of revenues, in the three months ended March 31, 1999 compared to $297,000 or 18.8% of revenues, in the three months ended March 31, 1998. The increase in cost of service revenues was due to growth of the service organization during 1998 and 1999.

     We expect cost of service revenues to increase primarily as a result of the increase in our service revenues in addition to the continued expansion of our customer support and professional services organizations.

OPERATING EXPENSES

     RESEARCH AND DEVELOPMENT. Research and development expenses consist primarily of personnel, equipment and supply costs for our development efforts. These expenses are charged to operations as incurred. We have research and development offices in Israel and Canada. Research and development expenses were $997,000 in the three months ended March 31, 1999 compared to $1.3 million in the three months ended March 31, 1998. The decrease was due to the consolidation of our research and development facilities in Jerusalem and Ramat Gan.

     We believe significant investment in research and development is essential to our future success and expect that research and development expenses will increase on an absolute basis but decrease as a percentage of revenues in future periods.

     SALES AND MARKETING. Sales and marketing expenses consist of personnel and related costs for our direct sales force and marketing staff, and marketing programs, including trade shows, advertising, collateral, sales materials, seminars and public relations. We have sales personnel in offices located in the United States, Canada, Europe and Japan. Sales and marketing expenses were $3.8 million in the three months ended March 31, 1999 compared to $3.3 million in the three months ended March 31, 1998.

     We expect that sales and marketing expenses will increase on an absolute basis over the next year, as we hire additional sales and marketing personnel, continue to promote our brand and establish sales offices in additional domestic and international locations, but are expected to decrease as a percentage of revenues.

     GENERAL AND ADMINISTRATIVE. General and administrative expenses consist primarily of personnel and related costs for general corporate functions, including finance, accounting, general management, human resources, information services and legal. General and administrative expenses were $931,000 in the three months ended March 31, 1999 compared to $811,000 in the three months ended March 31, 1998. We expect general and administrative expenses to increase on an absolute basis in future periods but continue to decrease as a percentage of revenues.

     AMORTIZATION OF GOODWILL, OTHER INTANGIBLES AND DEFERRED STOCK COMPENSATION. Amortization of goodwill, other intangibles and deferred stock compensation consists of amortization of goodwill and other intangibles associated with our acquisition of Lanacom in August 1997 and deferred stock compensation for the three months ended March 31, 1999 and amortization of goodwill and other intangibles only for the three months ended March 31, 1998. Deferred stock compensation represents the aggregate differences between the respective exercise price of options at their dates of grant and the deemed fair market value or our ordinary shares for accounting purposes. Goodwill and other intangibles are being amortized on a straight line basis over the estimated useful life, generally two to two and one-half years. Deferred stock compensation is presented as a reduction of shareholders' equity and is amortized over the vesting period of the underlying options based on an accelerated vesting method. Amortization expense was $1.2 million in the three months ended March 31, 1999 compared to $401,000 in the three months ended March 31, 1998. The increase in amortization expense was due to deferred stock compensation expense of $807,000 that was recorded in the three months ended March 31, 1999.

     We currently expect to record amortization of goodwill, other intangibles and deferred stock compensation of approximately $4.1 million in 1999, $1.3 million in 2000, $572,000 in 2001 and $235,000 in 2002.

INTEREST INCOME (EXPENSE), NET

     Interest income (expense), net includes interest income earned on our cash and cash equivalents, offset by interest expense and fair value of warrants issued in connection with borrowings from financial institutions and also includes the effects of foreign currency. Net interest expense was $157,000 in the three months ended March 31, 1999 compared to $18,000 in the three months ended March 31, 1998. The increase in interest expense was due to interest payments pursuant to loan agreements.

                                  YEARS ENDED
                        DECEMBER 31, 1998, 1997 AND 1996

REVENUES

     Net revenues were $9.5 million in 1998, $5.6 million in 1997 and $71,000 in 1996. The increase in revenues from 1997 to 1998 was attributable to an increase in both license revenues and service revenues. The increase in revenues from 1996 to 1997 was due primarily to an increase in license revenues. During 1996, we had insignificant revenues as we were in the development stage. Revenues from customers outside of the United States accounted for 20.6% of revenues in 1998 and 11.1% of revenues in 1997. No customer, domestic or international, accounted for more than 10% of revenues during 1998. However, in 1997, revenues from two customers represented 19% and 11% of revenues.

     License revenues were $8.0 million, or 83.7% of revenues, in 1998, compared to $5.3 million, or 94.8% of revenues in 1997. The increase in license revenues was primarily due to the growth of our customer base, recurring sales to our installed base and an increase in average transaction size.

     Service revenues were $1.6 million, or 16.3% of revenues, in 1998, compared to $290,000, or 5.2% of revenues in 1997. The increase in service revenues both on an absolute basis and as a percentage of revenues was primarily due to increased revenues from customer maintenance and consulting services as a result of our efforts to build our customer support and professional services organizations, a greater number of licenses and the complexity of larger deployments.

COST OF REVENUES

     Cost of revenues was $1.6 million, or 17.0% of revenues, for 1998 as compared to $978,000, or 17.5% of revenues, for 1997. The increase in cost of revenues was due to our increased revenues in 1998. The decrease in cost of revenues as a percentage of revenues was due to increased utilization of our customer support and professional services organization in 1998.

     Cost of license revenues was $266,000, or 2.8% of license revenues, in 1998, com-
pared to $182,000, or 3.3% of license revenues, in 1997. We expect cost of license revenues to increase on an absolute basis as a result of increased license revenues, but remain a small percentage of license revenues.

     Cost of service revenues was $1.4 million in 1998, as compared to $796,000 in 1997. The increase was due primarily to the increased headcount in our professional services organization and to a lesser extent, our technical support group. Cost of service revenues in 1997 reflects the establishment of the service organization infrastructure to support future growth.

OPERATING EXPENSES

     RESEARCH AND DEVELOPMENT. Research and development expenses were $4.6 million in 1998, $4.0 million in 1997 and $1.8 million in 1996. The increases in research and development expenses were primarily due to the integration of former Lanacom employees into our research and development organization in August 1997.

     SALES AND MARKETING. Sales and marketing expenses were $13.2 million in 1998, $12.2 million in 1997 and $4.5 million in 1996. The increases in sales and marketing expenses were primarily due to our efforts to expand our marketing programs worldwide, increase brand awareness for our products and adjustments in our sales force created by our shift from a consumer-oriented to an enterprise-oriented strategy.

     GENERAL AND ADMINISTRATIVE. General and administrative expenses totaled $3.2 million in 1998, $3.0 million in 1997, and $1.4 million in 1996. The increases in general and administrative expenses were due primarily to increased personnel and related overhead to support our growth.

     AMORTIZATION OF GOODWILL, OTHER INTANGIBLES AND DEFERRED STOCK COMPENSATION. Amortization of goodwill, other intangibles and deferred stock compensation expenses totaled $1.8 million in 1998 and $557,000 in 1997.

INTEREST INCOME (EXPENSE), NET

     Net Interest and other income was $218,000 in 1998 and $132,000 in 1997 and net interest expense was $43,000 in 1996.

INCOME TAXES

     As of December 31, 1998, we had approximately $30.0 million of Israeli net operating loss carryforwards and $1.0 million of U.S. federal net operating loss carryforwards and of $4.5 million of other foreign net losses carryforwards for tax reporting purposes available to offset future taxable income. The U.S. net operating loss carryforwards expire in various amounts between the years 2011 and 2018. The Israeli net operating loss carryforwards have no expiration date.

                          QUARTERLY OPERATING RESULTS

     The following table presents our unaudited consolidated quarterly results of operations for our most recent seven quarters. This data is unaudited. The financial information has been prepared on the same basis as our annual financial statements and includes all adjustments, consisting only of normal recurring adjustments, necessary to present fairly the financial results set forth therein. Such statement of operations data should be read in conjunction with the Consolidated Financial Statements and related Notes thereto in this prospectus. Our results of operations have fluctuated and are likely to continue to fluctuate significantly from quarter to quarter. Results of operations for any previous quarter are not necessarily indicative of results for any future period.

                                                                           THREE MONTHS ENDED
                                              ----------------------------------------------------------------------------
                                              SEPT. 30,   DEC. 31,   MAR. 31,   JUNE 30,   SEPT. 30,   DEC. 31,   MAR. 31,
                                                1997        1997       1998       1998       1998        1998       1999
                                              ---------   --------   --------   --------   ---------   --------   --------
                                                                             (IN THOUSANDS)
CONSOLIDATED STATEMENT OF OPERATIONS DATA
Revenues:
  License...................................   $ 1,606    $ 2,332    $ 1,395    $ 1,727     $ 2,127    $ 2,731    $ 3,308
  Service...................................       123        150        184        307         303        763        789
                                               -------    -------    -------    -------     -------    -------    -------
      Total revenues........................     1,729      2,482      1,579      2,034       2,430      3,494      4,097
Cost of revenues:
  License...................................        70         75         55         74          45         92         73
  Service...................................       229        212        297        353         361        342        592
                                               -------    -------    -------    -------     -------    -------    -------
      Total cost of revenues................       299        287        352        427         406        434        665
Gross profit................................     1,430      2,195      1,227      1,607       2,024      3,060      3,432
  Operating expenses:
  Research and development..................     1,186      1,407      1,277      1,201       1,105        972        997
  Sales and marketing.......................     3,039      3,407      3,321      3,267       3,268      3,326      3,831
  General and administrative................       710      1,160        811        693         756        922        931
  Amortization of goodwill, other
    intangibles and deferred stock
    compensation............................       186        371        401        401         401        621      1,202
                                               -------    -------    -------    -------     -------    -------    -------
      Total operating expenses..............     5,121      6,345      5,810      5,562       5,530      5,841      6,961
Loss from operations........................    (3,691)    (4,150)    (4,583)    (3,955)     (3,506)    (2,781)    (3,529)
Interest income (expense), net..............       (39)       (96)       (18)        37         186         13       (157)
                                               -------    -------    -------    -------     -------    -------    -------
Net loss....................................   $(3,730)   $(4,246)   $(4,601)   $(3,918)    $(3,320)   $(2,768)   $(3,686)
                                               =======    =======    =======    =======     =======    =======    =======
AS A PERCENTAGE OF NET SALES
Revenues:
  License...................................      92.9%      94.0%      88.3%      84.9%       87.5%      78.2%      80.7%
  Service...................................       7.1        6.0       11.7       15.1        12.5       21.8       19.3
                                               -------    -------    -------    -------     -------    -------    -------
  Total revenues............................     100.0      100.0      100.0      100.0       100.0      100.0      100.0
Cost of revenues:
  License...................................       4.0        3.0        3.5        3.6         1.9        2.6        1.8
  Service...................................      13.2        8.5       18.8       17.4        14.9        9.8       14.4
                                               -------    -------    -------    -------     -------    -------    -------
  Total cost of revenues....................      17.2       11.5       22.3       21.0        16.8       12.4       16.2
Gross profit................................      82.8       88.5       77.7       79.0        83.2       87.6       83.8
  Operating expenses:
  Research and development..................      68.6       56.7       80.9       59.0        45.5       27.8       24.4
  Sales and marketing.......................     175.8      137.3      210.3      160.6       134.5       95.2       93.5
  General and administrative................      41.1       46.7       51.4       34.1        31.1       26.4       22.7
  Amortization of goodwill, other
    intangibles and deferred stock
    compensation............................      10.8       14.9       25.4       19.7        16.5       17.8       29.3
                                               -------    -------    -------    -------     -------    -------    -------
      Total operating expenses..............     296.3      255.6      368.0      273.4       227.6      167.2      169.9
Loss from operations........................    (213.5)    (167.1)    (290.3)    (194.4)     (144.4)     (79.6)     (86.1)
Interest income (expense), net..............      (2.3)      (3.9)      (1.1)       1.8         7.7        0.4       (3.9)
                                               -------    -------    -------    -------     -------    -------    -------
Net loss....................................    (215.8)%   (171.0)%   (291.4)%   (192.6)%    (136.7)%    (79.2)%    (90.0)%
                                               =======    =======    =======    =======     =======    =======    =======

     Our quarterly revenues were $1.6 million in the first quarter of 1998 as compared to $2.5 million in the fourth quarter of 1997, primarily as a result of our efforts to transition from a consumer-oriented to an enterprise-oriented strategy. Since the first quarter of 1998 our revenues have grown in each quarter.

     Our operating results may fluctuate significantly in the future as a result of a variety of factors, many of which are outside of our control. Additionally, as a strategic response to a changing competitive environment, we may elect from time to time to make certain pricing, service, marketing or acquisition decisions that could have a negative effect on our quarterly financial performance. Our past has shown that a significant percentage of our quarterly revenues come from orders placed by a small number of customers and are realized toward the end of a quarter. A delay in the execution of a sale past the end of a particular quarter could negatively impact results for that particular quarter. In addition, we expect that revenues in the first quarter of each year will be lower than the last quarter of the previous year primarily due to the annual nature of budgetary, procurement and sales cycles.

                        LIQUIDITY AND CAPITAL RESOURCES

     Since our inception, we have funded operations primarily through the private placement of our equity securities, equipment lease financings and borrowings. As of March 31, 1999, we had cash and cash equivalents of $11.1 million. Cash used by operations include expenditures associated with development activities and marketing efforts related to commercialization of our products. In the three months ended March 31, 1999, cash used in operations was $5.0 million. In 1998, cash used in operations was $11.9 million, comprised of the net loss of $14.6 million and partially offset by noncash charges of $2.5 million. In 1997, cash used in operations was $15.5 million comprised of the net loss of $15.0 million, an increase in accounts receivable of $3.3 million, partially offset by noncash charges of $917,000 and an increase in deferred revenues of $1.0 million.

     We have made investments in hardware, software, and furniture and fixtures. Expenditures on property and equipment were approximately $134,000 in the three months ended March 31, 1999, $390,000 in 1998, $860,000 in 1997 and $498,000 in
1996.

     We have raised approximately $48.0 million, net of issuance costs, from equity sales since our inception through March 31, 1999. In the three months ended March 31, 1999, we raised $9.9 million through the sale of preferred shares. In 1998, we raised $11.8 million through the sales of preferred shares. In 1997, we raised $9.2 million through the sales of preferred shares. In 1996, we raised $16.8 million through sales of preferred shares. From inception through March 31, 1999, we raised $309,000 through the issuance of our ordinary shares pursuant to the exercise of stock options.

     Additionally, we have used debt to partially finance our operations and capital purchases. In December 1998, we entered into a $6.5 million secured credit facility which is secured by substantially all of our assets. This facility includes a $1.5 million equipment line, a $3.0 million receivable line and a $2.0 million non-formula facility. At March 31, 1999, we had borrowed $2.0 million under the non-formula facility which bears interest at the rate of prime plus 4% per annum. In 1995 and 1996 we obtained loans from some of our shareholders in the aggregate amount of $1.2 million of which $927,000 remained outstanding as of March 31, 1999. The loans are linked to the Israeli consumer price index. The loans do not bear interest and are payable at a rate of 2.5% of cumulative consolidated revenues in excess of $5.0 million. We intend to repay these loans with the proceeds from this offering.

     Our capital requirements depend on numerous factors, including market acceptance of our products, the resources we devote to developing, marketing, selling and supporting our products, the timing and extent of establishing additional international operations and other factors. We expect to devote substantial capital resources to hire and expand our sales, support, marketing and product development organizations, to expand marketing programs, to establish additional facilities worldwide and for other general corporate activities. We believe that our current cash balances along with the proceeds raised from this offering will be sufficient to fund our operations for at least the next 18 months.

                         EFFECTIVE CORPORATE TAX RATES

     Our tax rate will reflect a mix of the U.S. statutory tax rate on our U.S. income and the Israeli tax rate discussed below. We expect that most of our taxable income will be generated in Israel. Israeli companies are generally subject to income tax at the rate of 36% of taxable income. The majority of our income, however, is derived from our company's capital investment program with "Approved Enterprise" status under the Law for the Encouragement of Capital Investments, and is eligible therefore for tax benefits. Pursuant to these benefits, we will enjoy a tax exemption on income derived during the first two years in which this investment program produces taxable income, provided that we do not distribute such income as a dividend, and a reduced tax rate of 15-25% for the next 5 to 8 years. All of these tax benefits are subject to various conditions and restrictions. See "Israeli Taxation and Investment Programs-Law for the Encouragement of Capital Investments, 1959." There can be no assurance that we will obtain approval for additional Approved Enterprises Programs, or that the provisions of the law will not change.

     Since we have incurred tax losses through December 31, 1998, we have not yet used the tax benefits for which we are eligible. See "Risk Factors" and Note 9 to the Consolidated Financial Statements.

                 IMPACT OF INFLATION AND CURRENCY FLUCTUATIONS

     Most of our sales are in U.S. dollars. However, a large portion of our costs relate to our operations in Israel. A substantial portion of our operating expenses, primarily our research and development expenses, is denominated in NIS. Costs not effectively denominated in U.S. dollars are translated to U.S. dollars, when recorded, at prevailing exchange rates for the purposes of our financial statements, and will increase if the rate of inflation in Israel exceeds the devaluation of the Israeli currency as compared to the U.S. dollar or if the timing of such devaluations were to lag considerably behind inflation. Consequently, we are and will be affected by changes in the prevailing NIS/ U.S. dollar exchange rate. We might also be affected by the U.S. dollar exchange rate to the major European and Asian currencies due to the fact that we operate offices throughout Europe and Asia.

     The annual rate of inflation in Israel was 8.6% in 1998, 7.0% in 1997 and 10.6% in 1996. The NIS was devalued against the U.S. dollar by approximately 17.6% in 1998, 8.8% in 1997 and 3.8% in 1996.

     The representative dollar exchange rate for converting the NIS to dollars, as reported by the Bank of Israel, was NIS 4.04 for one U.S. dollar on March 31, 1999.

                                   YEAR 2000

RISKS POSED BY YEAR 2000

     We recognize that we must ensure that our products and services will not be adversely affected by Year 2000 software failures. Although we have taken actions and created procedures to ensure our own products and services will properly handle the Year 2000 date change. We have tested all current products for Year 2000 compliance. We used industry standard testing methods for Year 2000 compliance to ensure our products were compliant. These tests and methods were run on all current and many previous versions of our products on all current platforms. Based on results of these tests and methods, we believe our current products are Year 2000 compliant with respect to date calculations and internal storage of date information. However, previous versions of our products may not be Year 2000 compliant. To the extent these products are still being used by our customers, we are subject to the risk that these products will not function properly with respect to the Year 2000.

     Although we do not have a formal contingency plan to address Year 2000 issues, we are in the preliminary stages of assessing our internal risks associated with the Year 2000 issue. We are working internally and with third-party vendors to assure that we are prepared for the Year 2000. We have invento-ried our internal software and hardware systems, as well as products and services provided by third-party vendors. These systems include those related to product delivery, customer service, internal and external communications, accounting and payroll, which we consider critical areas of our business. We presently will be seeking vendor certification for all third-party systems and plan to develop a detailed risk assessment and action plan that will include testing of both critical systems and systems for which no certification has been obtained. The identification, certification and risk assessment phases of our Year 2000 project are expected to be completed by the end of July 1999. Subsequent phases will include our own tests and the development of contingency plans and/or corrective solutions for systems which have been identified to be noncompliant. We expect these phases will continue through the first three quarters of 1999.

     We believe that our most reasonably likely worst-case scenarios related to the year 2000 problem are:

     - a significant year 2000 problem encountered by us could result in disruption of our communication links between our development staff in Israel and Toronto, our staff in San Jose, California and our other domestic and international locations;

     - a significant year 2000 problem encountered by us could result in disruption of our ability to communicate and receive orders from our customers and to provide support and consulting services; or

     - a failure of or degradation in performance due to year 2000 issues encountered by a substantial proportion of the systems that carry Internet traffic, which could negatively affect the performance of our products and the demand for our products.

COSTS POSED BY YEAR 2000 COMPLIANCE

     To date, our costs to address Year 2000 compliance have not been significant. Based on our preliminary evaluations, we do not believe we will incur significant operating expenses or be required to invest heavily in computer system improvements to be Year 2000 compliant. Although we have not yet developed an exact estimate of these costs, we expect the total costs to be less than $100,000. However, significant uncertainty exists concerning the potential costs and effects associated with Year 2000 compliance.

           QUALITATIVE AND QUANTITATIVE DISCLOSURE ABOUT MARKET RISK

     We develop products in Israel and sell them in North America, Asia and Europe. As a result, our financial results could be affected by factors such as changes in foreign currency exchange rates or weak economic conditions in foreign markets. As most of our sales are currently made in U.S. dollars, a strengthening of the dollar could make our products less competitive in foreign markets. Our interest income is sensitive to changes in the general level of U.S. interest rates, particularly since the majority of our investments are in short-term instruments. Backweb regularly assesses these risks and has established policies and business practices to protect against the adverse effects of these and other potential exposures. As a result, the Company does not anticipate material losses in these areas. Due to the nature of our short-term investments, we have concluded that there is no material market risk exposure. Therefore, no quantitative tabular disclosures are required.

                        RECENT ACCOUNTING PRONOUNCEMENTS

     In March 1998, the American Institute of Certified Public Accountants issued SOP 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" ("SOP 98-1"). SOP 98-1 requires that entities capitalize certain costs related to internal use software once certain criteria have been met. We are required to implement SOP 98-1 for the year ending December 31, 1999. The adoption of SOP 98-1 is expected to have no material impact on our financial condition and results of operations.

     In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"). We are required to adopt SFAS 133 for the year ending December 31, 2000. SFAS 133 establishes methods of accounting for derivative financial instruments and hedging activities. Since we currently hold no derivative financial instruments as defined by SFAS 133 and do not currently engage in hedging activities, adoption of SFAS 133 is expected to have no material effect on our financial condition or results of operations.

     In December 1998, the American Institute of Certified Public Accountants issued Statement of Position 98-9, "Modification of SOP 97-2, Software Revenue Recognition, With Respect to Certain Transactions" ("SOP 98-9"). SOP 98-9 amends SOP 98-4 to extend the deferral of the application of certain passages of SOP 97-2 provided by SOP 98-4 through fiscal years beginning on or before March 15, 1999. All other provisions of SOP 98-9 are effective for transactions entered into in fiscal years beginning after March 15, 1999. We have not yet determined the effect of the final adoption of SOP 98-9 on our financial condition or results of operations.

                                    BUSINESS

                           BACKWEB TECHNOLOGIES, LTD.

     BackWeb is a leading provider of Internet communication infrastructure software and application-specific software that enables companies to communicate business-critical, time-sensitive information throughout their extended enterprise of customers, partners and employees. Our products provide a reliable solution for communicating large amounts of data in any digital format by enabling our customers to automatically gather and disseminate information. Our products efficiently disseminate this information across a network of any speed by automatically adapting the rate of transmission to match available bandwidth.

     Our infrastructure software, BackWeb Foundation, is a platform that allows organizations to efficiently gather, target and deliver sizeable digital data of any format to users' desktops throughout the extended enterprise. We work with our customers, partners and third-party software vendors to develop applications built on top of BackWeb Foundation. We have also developed our own application, BackWeb Sales Accelerator. BackWeb Sales Accelerator enables a geographically dispersed sales organization to stay instantly updated about competitive and customer information from external sources, internal sales and marketing materials, product pricing information, business applications and critical management announcements.

                              INDUSTRY BACKGROUND

     The Internet has changed the nature of business operations and competition. Companies, their suppliers, customers and employees now have the means to conduct business electronically, commonly referred to as e-business. As a result, it is now possible for new competitors to enter and disrupt established markets virtually overnight. The spread of electronic commerce has endowed business customers and consumers with the ability to change vendors at the click of a button. To compete effectively, companies need to react quickly to changing market conditions, accelerate critical business processes and stay in closer contact with sales people, partners and customers. To address these challenges, companies must be able to effectively communicate the right information to the right people at the right time. Existing Internet communication methods fall short of the requirements of this new business environment, as these methods do not overcome the network congestion, information overload and lack of reliability characteristic of today's networks.

     Companies face the complex challenge of reacting quickly to changes in the competitive landscape and reliably communicating and tracking time-sensitive, business-critical information throughout their extended enterprise. The ineffectiveness of overloaded e-mail systems, passive websites and other existing means of communication has impeded communication of information between organizations and their customers, partners and employees. Companies using existing means of communication are often unable to prioritize and personalize a communication so that it receives the appropriate level of attention. Once a communication is sent, companies cannot easily track the communication to ensure it was received and interacted with, and further, are unable to elicit feedback. In addition, recipients are inundated with information and lack an effective means of immediately determining the importance and relevance of information received, assigning priorities to that information and communicating their responses. Consequently, recipients often react to this flood of information by ignoring it or failing to respond in a timely manner. This often results in lost business opportunities and foregone revenues.

     Companies that need to communicate large amounts of digital data are often limited by the capacity of their network connections and resources. Bandwidth-intensive data, such as audio, video and multimedia presentations, software applications and updates, overloads the constrained network resources of the extended enterprise. Meanwhile, the recipients of large data files are forced to either disrupt their work in progress or to postpone the download of the file, which may be extremely time-sensitive. These problems are compounded when users are remote or mobile and become even more complicated when multiple networks interact.

     We believe that in order for the Internet to be used efficiently as an effective communication medium across the extended enterprise, a complementary, more sophisticated infrastructure must be introduced. This new communication infrastructure must:

     - permit the prioritization of communications to ensure that users are presented with relevant information in a manner designed to ensure that these communications receive the appropriate level of attention;

     - communicate large amounts of digital data in any format quickly and efficiently with a minimal impact on the network of a company and its extended enterprise;

     - permit tracking of the communication by management and the interaction between management and the user; and

     - be an open platform that facilitates the development of applications that are scalable and easy to deploy.

                              THE BACKWEB SOLUTION

     We develop, market and support Internet communication infrastructure and applications software that enables companies to communicate business-critical information to their customers, partners and employees. Our software enables companies to efficiently target, deliver and track the use of sizeable digital data in any format throughout their extended enterprise. Using our products and technology, companies can ensure that the right information reaches the right people at the right time.

     Our products and technology provide the following benefits:

IMPROVE NETWORK EFFICIENCY AND BANDWIDTH UTILIZATION

     Our unique technology significantly increases the efficiency and reliability of communications over the Internet. Our Polite Agent technology adapts the rate of transmission to match the bandwidth that is available to ensure that BackWeb-generated traffic does not interfere with other network traffic on the desktop connection. Our Polite Proxy server technology adapts BackWeb traffic to utilize available bandwidth on the wide area network, or WAN, connection. Our Polite Neighborcast technology enables each BackWeb client to serve as an intelligent cache for other BackWeb clients. As a result, data is delivered only once to a local area network, or LAN, after which it is intelligently distributed to neighboring clients, thereby resulting in a fast and efficient distribution of data. Our network efficiency is further enhanced by our ability to reduce redundant network traffic by automatically transmitting only the information that has changed since the user's previous download. In addition, if a transmission is interrupted, it resumes at the point where it was cut off, thereby eliminating the need to re-send the entire transmission. As a result of these capabilities, data transmission across the extended enterprise is scalable, transparent and efficient.

PRIORITIZE AND CONTROL THE COMMUNICATIONS FLOW

     Our software enhances the management of critical information throughout the extended enterprise. Companies can readily control the destination, access rights and priority of information being communicated. Business managers can use our software to determine the effectiveness of their communications through reports on delivery, usage and interactions. In addition, our products can close the communication loop by allowing managers to collect feedback from users and process, review and communicate this feedback throughout the extended enterprise. Further, business managers can use our tools to automate the collection and dissemination of information from digital sources such as news feeds, databases, legacy systems and competitors' websites, resulting in reduced management time and resources dedicated to data acquisition.

CAPTURE IMMEDIATE ATTENTION TO CRITICAL INFORMATION

     Our unique attention management technology incorporates intelligent notification techniques to address the challenge of capturing attention in a world of growing information overload. Our software increases the effectiveness of communications throughout the extended enterprise by personalizing the distribution of information. For example, the communication can be customized to require the user to acknowledge receipt of the information or to automatically launch a designated application. In addition, not only can business managers determine the recipients of particular information, but recipients can also subscribe to various information sources. These capabilities ensure recipients that the information being received is important to them, and, as a result, significantly increases the likelihood that it will be reviewed and acted upon. In addition, the ability to elicit return responses results in greater effectiveness of the overall communication.

                                    STRATEGY

     Our objective is to establish ourselves as the leading provider of Internet communication infrastructure and applications software. The key elements of this strategy include:

BECOME THE DE FACTO STANDARD FOR INTERNET COMMUNICATION INFRASTRUCTURE

     We intend to establish BackWeb Foundation as the leading infrastructure software platform for Internet communication. We believe that the recent adoption of BackWeb Foundation by leading companies across various industries validate our technology and should facilitate its broad market acceptance. In addition, we believe that the selection of our products by industry leaders should promote the adoption of our Internet communication solution by these companies' partners, suppliers and distributors. We also believe that this adoption, along with the competitive advantages achieved with our products, will drive other industry participants to adopt our products as their preferred solution. We intend to continue to focus our development efforts on increasing the functionality and flexibility of BackWeb Foundation to facilitate its continued adoption and to increase the technological barriers to entry.

LEVERAGE INFRASTRUCTURE PLATFORM TO INTRODUCE MULTIPLE INTERNET COMMUNICATION APPLICATIONS

     Our core technology has been designed as an open platform upon which BackWeb, our customers, our partners and third-party vendors can develop Internet communication applications that are easy to deploy and to which additional capabilities can easily be added. We actively market and support our first application built on top of our infrastructure software, BackWeb Sales Accelerator, which enables companies to focus the attention of their sales forces, partners and customers on timely, business-critical information. We intend to increase our product offerings by introducing new applications, developed both internally and through third-parties, targeted at various business functions throughout the extended enterprise.

FOCUS ON SELECTED VERTICAL MARKETS

     We target selected vertical markets where we believe our solutions offer significant value. To date, these markets have included telecommunications, high technology, financial services, retail and travel services. Within each industry, we typically target the leader and then leverage our success to generate additional sales to other companies in that market. We also partner with large applications vendors and systems integrators that serve these vertical markets. Through these strategic partnerships, we are able to significantly expand our installed base as our products are incorporated into the vendor's products and systems integrator's custom-developed applications. We and our partners can, in turn, use this installed base to develop and market BackWeb Foundation and additional BackWeb Foundation-based applications.

EXTEND TECHNOLOGICAL LEADERSHIP POSITION

     We intend to continue to devote substantial resources to the development of new and innovative software products and technologies. We believe that our early understanding and penetration of the market for Internet communication infrastructure software has allowed us to establish technological leadership and a time-to-market advantage. We intend to extend our leadership position and build further technological barriers to entry by enhancing the functionality of our current BackWeb Foundation infrastructure software platform and developing innovative applications on top of it.

EXPAND DIRECT AND INDIRECT DISTRIBUTION CHANNELS

     We have established a direct sales force in the United States and Canada and use a combination of direct and indirect channels in Europe and Japan. We intend to increase the size of our direct sales force and to establish additional sales offices both domestically and internationally. We intend to continue to complement our direct sales force by establishing multiple additional indirect distribution channels worldwide through original equipment manufacturers, large applications vendors and systems integrators. These indirect channels are intended to increase geographic sales coverage and address potential customers that would otherwise be beyond the reach of our direct sales organization.

                            TECHNOLOGY AND PRODUCTS

     We currently sell BackWeb Foundation and BackWeb Sales Accelerator. We license BackWeb Foundation to customers, developers and independent software vendors, thereby enabling them to integrate their own applications or third-party applications with our infrastructure software platform. BackWeb Sales Accelerator provides our customers with a packaged application that incorporates BackWeb Foundation.

TECHNOLOGY

     Our infrastructure software platform is powered by three core technologies that we have developed: Polite Communications, Attention Management and Closed Loop Delivery.

     POLITE COMMUNICATIONS. Polite Communications enables the transmission of significant volumes of digital data through existing networks without interfering with normal network applications and traffic. Polite Communications enables companies to provide any user with rapid communication of bandwidth-intensive data, regardless of whether they utilize high-speed data access services. This bandwidth-sensitive delivery is accomplished through the use of various components including the following:

     - POLITE AGENT monitors the network activity of the client workstation and communicates with BackWeb servers only when the connection is idle.

     - POLITE PROXY monitors wide area network, or WAN, connections in the same manner, using available bandwidth.

     - POLITE NEIGHBORCAST enables the automatic transmission of digital data from one BackWeb Client to others on the same local area network, or LAN, obviating the need for transmission of the data from the server to each BackWeb Client. The transmission from BackWeb Client to BackWeb Client on the same LAN is a fast, efficient and cost-effective means of disseminating the data.

     - POLITE UPSTREAM enables the automatic transmission of digital data from BackWeb Clients to the BackWeb Server when the network connection is idle.

     Polite Communications further improves the efficiency of transmission by reducing the amount of data to be transmitted through various techniques, including:

     - compression of data;

     - updating only the information which has changed since the user's previous download; and

     - eliminating the need to re-send an interrupted transmission by progressively resuming the transmission at the point where it was interrupted.

     ATTENTION MANAGEMENT AND FLASH NOTIFICATIONS. Attention Management is an automatic notification system that alerts users to the delivery of business-critical information through a variety of display techniques including tickers and Flash notifications. These techniques enable companies to attract immediate attention to time-sensitive information. Flashes are a particular display technique that can be customized to notify users and, if desired, can allow management to track the usage of the information. For example, the recipient can be required to acknowledge their receipt of the information, or to immediately launch and interact with a designated application. In addition, Attention Management displays can be programmed to play automatically according to specific scheduling and expiration parameters, after which the information and associated data can be automatically purged.

     CLOSED LOOP DELIVERY. Our Closed Loop Delivery capabilities allow companies to track, manage and survey the effectiveness of communications throughout their extended enterprise. Companies can track the status and use of any digital data delivered via BackWeb or generate reports on the overall usage of the system on a per-user or per-content basis. Using these reports, companies can determine what types of communication are most effective or most popular and adapt their communication strategy appropriately.

PRODUCTS

     BACKWEB FOUNDATION. Our infrastructure software platform, BackWeb Foundation, is based on a set of flexible components including BackWeb Server, BackWeb Client and BackWeb Add-On Components. These components enable an organization to capture information from virtually any data source, including websites, file servers, databases, applications and legacy systems, and efficiently and reliably deliver it throughout its extended enterprise. BackWeb Server is a software server which runs on standard hardware servers, and communicates with BackWeb Client, our software program operating on personal computers or workstations.

     BackWeb Server. BackWeb Server communicates with BackWeb Clients and is capable of receiving digital data from various sources, such as the Internet, intranet sites, databases, applications and legacy systems and automatically distributes that data to BackWeb Clients. The BackWeb Server is highly scalable and optimized to support a large number of clients concurrently. Components of BackWeb Server include:

     - BackWeb Server Console. A console that allows a system administrator to manage BackWeb Server and control the information flow across the enterprise through a point-and-click graphical user interface.

     - BackWeb Server Extension API. An application programming interface that allows companies to integrate the BackWeb Server with any digital data source, enabling automated publishing of content or files from any source to the BackWeb Server.

     - BackWeb Automation SDK and Automation Editor. Includes application programming interfaces and a library of BackWeb-supplied programs which perform tasks between the BackWeb Server and external data sources.

     - BackWeb BALI Editor. Our BackWeb Authoring Language Interface Editor is used by companies to create and modify Flashes.

     BackWeb Client. BackWeb Client, our software program operating on personal computer or workstations, operates in the background and communicates with designated BackWeb Servers during the idle time of a user's network connection, thereby allowing the user to receive data transparently while using other applications without disruption. BackWeb Client:

     - displays information through Flashes and other displays and user interfaces, which may be customized;

     - provides an application programming interface to enable customer and third-party applications to integrate with BackWeb Client; and

     - can be deployed by a single automatic installation file of less than 100k in size that can be sent to the user via the Internet, e-mail or floppy disk.

     BackWeb Add-On Components. BackWeb Foundation, our infrastructure software plat-form, also includes the following add-on components:

     - BackWeb Enhanced Security Module. Provides encrypted communications between BackWeb Server and BackWeb Clients and certificate authentication of data packages. This module incorporates industry standard technologies from RSA Data Security and Verisign.

     - BackWeb AutoFile Update Manager. Enables the automatic replication of files or file directories from any directory accessible to the BackWeb Server. Allows the placement of the replicated files in any location on the user's system. Allows management to have complete flexibility over the organization of information on the user's desktop.

     - StarBurst Connector. In cooperation with StarBurst, we created optional add-ons to the BackWeb Server and BackWeb Client that allow them to communicate via StarBurst's multicasting Internet protocol. These add-ons work in concert with our protocols to provide a deeply integrated communications solution for customers with multicast Internet protocol environments.

     - NewsEdge and Reuters BackWeb Connectors. In cooperation with the NewsEdge and Reuters corporations, we created a pre-packaged set of connectors to their content for the automatic feed of information channels from NewsEdge and Reuters, respectively, to a customer's BackWeb Server.

     - BackWeb Polite Proxy Server. A software server that:

     -- caches frequently accessed material for a group of BackWeb clients, eliminating the need for redundant data transfers from a company's server;

     -- monitors the WAN connection and communicates only when the network connection is below a certain threshold; and

     -- enables a system administrator to manage the BackWeb Proxy Server
        Console.

     BACKWEB SALES ACCELERATOR. In December 1998, we introduced BackWeb Sales Accelerator, our first packaged application built on BackWeb Foundation. BackWeb Sales Accelerator allows companies to keep their extended enterprise equipped with the most up-to-date documents, market information and management announcements by automating the collection and dissemination of business critical information. This application is targeted at companies that need to communicate to geographically dispersed sales forces and indirect sales channels to accelerate their business execution and response time to critical changes affecting their business. Examples of information typically communicated by BackWeb Sales Accelerator include:

     - competitive and industry news and announcements;

     - new pricing policies and updated price lists;

     - product release announcements and associated fact sheets, white papers, and training materials;

     - new or updated software tools;

     - critical executive announcements, in video or other formats, regarding company acquisitions or strategic priorities; and

     - new or modified sales presentations and demonstrations.

     BackWeb Sales Accelerator consists of the Market Intelligence Manager, Strategic Publishing Manager and Automated Marketing Encyclopedia modules:

     - Market Intelligence Manager automatically monitors, collects and organizes information from Internet or intranet sites to keep an organization's sales force abreast of the latest industry news, competitive announcements and customer information.

     - Strategic Publishing Manager enables managers to publish and direct the

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

       immediate attention of their constituents to time-sensitive and business critical information. Editorial, publishing and access rights are centrally controlled. The published information can be disseminated to users' desktops using our Flash technology.

     - Automated Marketing Encyclopedia enables a company to create a library of sales information and productivity software to which extended enterprise users can subscribe. Once subscribed, users automatically receive this information, software and any subsequent updates.

                                   CUSTOMERS

     We sell our products to a broad base of customers from a variety of industries, including telecommunications, high technology, financial services, retail and travel services. Our customers include industry leaders such as:
AT&T, barnesandnoble.com, British Telecom, Carlson Travel, Cisco Systems, Compaq, Computer Associates, Delta Airlines, Electronic Data Systems, Fidelity Investments, Galileo, Gateway, Goldman Sachs, Hewlett-Packard, AC Nielsen, Network Associates, o.tel., Pacific Bell, RiteAid, Schlumberger and Siemens.

     In 1997, revenues from Computer Associates and CompuServe represented 19% and 11%, respectively, of our revenues. In 1998, no customer accounted for more than 10% of our revenues.

                              SALES AND MARKETING

     Our sales strategy is to pursue opportunities with large accounts and industry leaders through our direct sales force, and to penetrate various targeted market segments through multiple indirect distribution channels and strategic partnerships.

     We maintain direct sales personnel in the United States, Canada, Japan and Europe. The direct sales force consists of sales representatives, systems engineers and telemarketing representatives.

     We intend to increase the size of our direct sales force and to establish additional sales offices domestically and internationally. Competition for sales personnel is intense, and we may not be able to attract, assimilate or retain additional qualified personnel in the future.

     We also partner with large applications vendors and systems integrators that serve our target markets. Through these strategic partnerships, we are able to significantly expand our installed base as our products are incorporated into the vendor's products and systems integrator's custom-developed applications. This installed base can, in turn, be leveraged by us and our partners to develop and market BackWeb Foundation and additional BackWeb Foundation-based applications. We are in the early stages of building these channels and currently have entered into written agreements with a limited number of companies. We may not be able to enter into agreements or establish relationships with desired distribution partners on a timely basis or ensure that such distribution partners will devote adequate resources to selling our products.

     We believe it is important to have a strong international presence. We have established sales offices in the United States, Canada, Japan and a number of countries in Europe. We intend to hire additional sales and marketing personnel in these offices and to establish additional offices to support our international operations.

     We market our products using public relations activities, partners marketing, advertising, trade shows and marketing and sales materials.

                          CUSTOMER SERVICE AND SUPPORT

     We are in the process of developing a comprehensive service and support organization. Our services are primarily comprised of technical support, consulting and training.

     Our technical support is provided to our customers on an annual basis for an additional fee. This support includes remote assistance with installation, configuration and initial set-up of the application, run-time support and software maintenance releases.

     We also provide consulting, training and on-site installation services. We expect to expand our variety of services both directly and through third-party relationships in order to meet the growing needs of our customers.

                            RESEARCH AND DEVELOPMENT

     We believe that strong product development capabilities are essential to our strategy of enhancing our core technology, developing additional applications, incorporating that technology and maintaining the competitiveness of our product and service offerings. We have invested significant time and resources in creating a structured process for undertaking all product development projects.

     In addition, we have actively recruited key computer scientists, engineers and software developers and have complemented these individuals by hiring senior management with backgrounds in the commercial software development industries. Through our acquisition of Lanacom, we enhanced our research and development capabilities, particularly with respect to the development of software applications.

     Since our inception, we have focused our research and development efforts on developing and enhancing BackWeb Foundation and BackWeb Sales Accelerator. BackWeb is currently working on new applications and adding features and new functionality to our products. Our research and development expenses totaled $997,000 for the three months ended March 31, 1999, $4.6 million for the year ended December 31, 1998, $4.0 million for the year ended December 31, 1997, and $1.8 million for the year ended December 31, 1996.

                                  COMPETITION

     We compete in markets that are new, intensely competitive, highly fragmented and rapidly changing. We have experienced and expect to continue to experience increased competition from current and potential competitors. Many of these companies have greater name recognition, longer operating histories, larger customer bases and significantly greater financial, technical, marketing, public relations, sales, distribution and other resources. In addition, some of our potential competitors are among the largest and most well-capitalized software companies in the world. We expect to face competition from these and other competitors, including:

     - companies addressing certain segments of our market such as Marimba and Tibco;

     - sales force automation and enterprise resource planning, or ERP, vendors that may introduce products competitive to BackWeb Sales Accelerator; and

     - communications and information management platform companies such as IBM and its subsidiary Lotus Development Corporation, Microsoft and Sun Microsystems.

     Additional competition could come from operating system vendors, online service providers, client/server applications and tools vendors, multimedia companies, document management companies and network management vendors. If any of our competitors were to become the industry standard or were to enter into or expand relationships with significantly larger companies through mergers, acquisitions or otherwise, our business and operating results could be seriously harmed. In addition, potential competitors may bundle their products or incorporate functionality into existing products in a manner that discourages users from purchasing our products.

     We expect that competition will increase in the near term and that our primary long-term competitors may not have entered the market yet. Increased competition could result in price reductions, fewer customer orders, reduced gross margin and loss of market share, any of which could cause our business to suffer.

                  INTELLECTUAL PROPERTY AND PROPRIETARY RIGHTS

     Our products and services operate in part by making copies of material available on the Internet and other networks and making this material available to end-users from a central location. This creates the potential for claims to be made against us, either directly or through contractual indemnification provisions with customers, including defamation, negligence, copyright or trademark infringement, personal injury, invasion of privacy or other legal theories based on the nature, content or copying of such materials. These claims have been brought and sometimes successfully pressed against online service providers in the past. It is also possible that if any such information, or information that is copied and stored by customers that have deployed our products, contains errors, third parties could make claims against us for losses incurred in reliance on such information. Although we carry general liability insurance, our insurance may not cover potential claims of this type or may not be adequate to indemnify us for all liability that may be imposed.

     Our success and ability to compete are substantially dependent upon our internally developed technology. While we rely on patent, copyright, trade secret and trademark law to protect our technology, we believe that factors such as the technological and creative skills of our personnel, new product developments, frequent product enhancements and reliable product maintenance are more essential to establishing and maintaining a technology leadership position. Others may develop technologies that are similar or superior to our technology.

     We generally enter into confidentiality or license agreements with our employees, consultants and corporate partners, and generally control access to and distribution of our software, documentation and other proprietary information. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy or otherwise obtain and use our products or technology. Policing unauthorized use of our products is difficult, and the steps we have taken might not prevent misappropriation of our technology, particularly in foreign countries where the laws may not protect our proprietary rights as fully as do the laws of the United States.

     Substantial litigation regarding intellectual property rights exists in the software industry. We expect that software products may be increasingly subject to third-party infringement claims as the number of competitors in our industry segments grows and the functionality of products in different industry segments overlaps. We believe that many of our competitors have filed or intend to file patent applications covering aspects of their technology that they may claim our technology infringes. Third parties may claim infringement by us with respect to our products and technology. Any such claims, with or without merit, could:

     - be time-consuming to defend;

     - result in costly litigation;

     - divert management's attention and resources;

     - cause product shipment delays; or

     - require us to enter into royalty or licensing agreements.

     Royalty or licensing agreements, if required, may not be available on acceptable terms, if at all. A successful claim of product infringement against us and our failure or inability to license the infringed or similar technology could harm our business.

                                   EMPLOYEES

     As of March 31, 1999, we had a total of 158 employees, 151 of whom were full-time employees. Of the total number of employees 56 were engaged in research and development including 7 part-time employees, 64 in sales, marketing and business development, 16 in professional services and technical support and 22 in finance, administration and operations. Our future performance depends in significant part upon the continued service of our key technical, sales and senior management personnel, none of whom is bound by an employment agreement requiring service for any defined period of time. The loss of the services of one or more of our key employees could have a material adverse effect on our business, financial condition and results of operations. Our future success also depends on our continuing ability to attract, train and retain highly qualified technical, sales and managerial personnel. Competition for such personnel is intense, and we may not be able to retain our key personnel in the future. None of our employees is represented by a labor union. We have not experienced any work stoppages and considers our relations with our employees to be good.

     In addition, 45 of our employees are located in Israel. Israeli law and certain provisions of the nationwide collective bargaining agreements between the Histadrut, which is the General Federation of Labor in Israel, and the Coordinating Bureau of Economic Organizations which is the Israeli federation of employers' organizations, apply to our Israeli employees. These provisions principally concern the maximum length of the work day and the work week, minimum wages, contributions to a pension fund, insurance for work-related accidents, procedures for dismissing employees, determination of severance pay and other conditions of employment. Furthermore, pursuant to such provisions, the wages of most of our employees are subject to cost of living adjustments, based on changes in the Israeli Consumer Price Index. The amounts and frequency of such adjustments are modified from time to time. Israeli law generally requires the payment of severance pay upon the retirement or death of an employee or upon termination of employment by the employer or, in certain circumstances, by the employee. We currently fund our ongoing severance obligations for our Israeli employees by making monthly payments for insurance policies to cover these obligations.

                                   FACILITIES

     BackWeb leases approximately 5,400 square feet in a single office building located in Ramat Gan, Israel and approximately 14,365 square feet in a single office building located in San Jose, California. The office space in Ramat Gan, Israel is leased pursuant to a lease that terminates in May 1999. We have entered into a new lease in Ramat Gan for 7,550 square feet in a single office building that expires in May 2004. The office space in San Jose, California is leased pursuant to a lease that expires in January 2002. In addition, BackWeb also maintains a lease for approximately 3,970 square feet of office space in Toronto, Canada. This lease expires in December 2000. BackWeb also leases space in Amsterdam, Austin, Boston, Chicago, Hamburg, London, New York City, Paris, Stockholm and Tokyo. The term of any one of these leases does not extend past October 2001.

                               LEGAL PROCEEDINGS

     We are not currently a party to any material legal proceedings.

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

                                   MANAGEMENT

                       EXECUTIVE OFFICERS, DIRECTORS AND
                                 KEY EMPLOYEES

     The following table sets forth information regarding the directors, executive officers and key employees of BackWeb as of March 31, 1999.

                    NAME                                         POSITION
                    ----                                         --------
Eli Barkat...................................  Chairman of the Board and Chief Executive
                                               Officer
Hanan Miron..................................  Chief Financial Officer
Gwen Spertell................................  Senior Vice President, Sales, Marketing and
                                               Business Development
Patricia Wynne...............................  Vice President, North American Sales
Carla Stratfold..............................  Vice President, Business Development
Roni Or......................................  Vice President, Product Development
Charles Federman.............................  Director
Joseph Gleberman.............................  Director
William Larson...............................  Director
Gil Shwed....................................  Director

     ELI BARKAT has served as our Chief Executive Officer since 1996. From 1988 to February 1996, Mr. Barkat served as a Managing Director and Vice President of Business Development of BRM Technologies, Ltd, a technology venture firm. Prior to 1988, Mr. Barkat held various positions with the Aurec Group, a communications media and information company, and Daizix Technologies, a computer assisted design applications company. In addition Mr. Barkat served as a paratrooper in the Israel Defense Forces where he attained the rank of lieutenant. Mr. Barkat has a bachelor of science degree in computer science and mathematics from the Hebrew University of Jerusalem.

     HANAN MIRON has served as our Vice President and Chief Financial Officer since March 1999. From January 1997 to February 1999, Mr. Miron served as President of North American Operations of Nice Systems Ltd., a computer telephony integration company. From July 1992 to December 1996, Mr. Miron served as Vice President and Chief Financial Officer of Nice Systems. Mr. Miron has an L.L.B. degree from the Law School of the Hebrew University and a M.B.A. degree from the Amos Tuck School of Business Administration of Dartmouth College.

     GWEN SPERTELL has served as our Senior Vice President, Sales, Marketing and Business Development since December 1997. From September 1989 to December 1997, Ms. Spertell served in various positions at Oracle Corporation, a software company, most recently as Vice President, Global ISV Alliances. Ms. Spertell has a bachelor of arts degree in economics from Rutgers University.

     PATRICIA WYNNE has served as our Vice President, North American Sales since July 1998. From October 1989 to July 1998, Ms. Wynne served in various positions at Oracle Corporation, most recently serving as Area Vice President of Sales. Ms. Wynne received a bachelor of arts degree in American Studies from Smith College and a master of arts degree in American Civilization from the University of Pennsylvania.

     CARLA STRATFOLD has served as our Vice President, Business Development since December 1998. From November 1988 to November 1998, Ms. Stratfold served in various positions at Oracle Corporation, most recently serving as its Vice President of Product Sales and Marketing. Ms. Stratfold received a bachelor of science degree in political science from Washington State University.

     RONI OR has served as our Vice President, Product Development since May 1998. From February 1996 to May 1998, Mr. Or served as Director of Online Services at the Aurec Group. From January 1991 to February 1996, Mr. Or served as Research and Development Director of Scitex Corporation, a digital printing system company. Mr. Or has a bachelor of science degree in computer science from the Technion Haifa Institute of Technology and a M.B.A. from the Hebrew University of Jerusalem.

     CHARLES FEDERMAN has served as a director of BackWeb since November 1996. Since January 1998, Mr. Federman has served as Managing Director of BRM Technologies, Ltd. From 1983 to January 1998, Mr. Federman served in various positions at Broadview Associates LLC, a financial advisory company, most recently serving as Chairman. Mr. Federman serves on the Board of Directors of Phoenix Technologies Ltd., a software company, Mathsoft, Inc., a software company, and International Microcomputer Software, Inc., a software company. Mr. Federman holds a bachelor of science degree from the Wharton School of the University of Pennsylvania.

     JOSEPH GLEBERMAN has served as a director of BackWeb since November 1998. Since November 1996, Mr. Gleberman has served as a Managing Director in the Principal Investment Area of Goldman, Sachs & Co., an investment banking firm. From November 1990 to November 1996, Mr. Gleberman served as a partner of Goldman, Sachs & Co., a company he joined in 1982. Mr. Gleberman serves on the Board of Directors of Applied Analytical Industries, a pharmaceutical service and development organization and Ticketmaster Online-
CitySearch, Inc., a provider of locally-developed online information and transaction services. Mr. Gleberman holds a bachelor of arts and a master of arts degree from Yale University and an M.B.A. from Stanford University Graduate School of Business.

     WILLIAM LARSON has been a director of BackWeb since September 1997. Since September 1993, Mr. Larson has served as Chief Executive Officer of Networks Associates, Inc., a software company, where he currently also serves as President and Chairman of the Board. Mr. Larson has a bachelor of science degree from the Wharton School of the University of Pennsylvania and a J.D. from Stanford University.

     GIL SHWED has served as a director of BackWeb since March 1999. Since July 1993, Mr. Shwed has served as Chief Executive Officer of Checkpoint Software Ltd., a software company, where he currently also serves as President and a director. From June 1992 to June 1993, Mr. Shwed served as a Software Manager of Heliogram, a software development company.

                             ELECTION OF DIRECTORS

     Our Articles of Association provide for a board of directors of not less than four members nor more than seven. There are currently five directors on our Board. We currently have a classified Board of Directors consisting of one Class I director, Joseph Gleberman, two Class II directors, William Larson and Charles Federman and two Class III directors, Eli Barkat and Gil Schwed. These directors have been elected to serve until the annual meetings of shareholders to be held in 2000 for the Class I director, 2001 for the Class II directors and 2002 for the Class III directors. These provisions, when coupled with the provision of our Articles of Association authorizing our Board to fill vacant directorships or increase the size of the Board, may deter a shareholder from removing incumbent directors and simultaneously gaining control of the Board. Each director is elected by an ordinary resolution of the annual general meeting of our shareholders, by a vote of the holders of a majority of the voting power represented at such meeting. Each director holds office until the annual general meeting of our shareholders for the year in which his or her term expires and until his or her successor has been elected. Directors who are up for election in a given year may be removed at any time during that year by an ordinary resolution of the general meeting of the shareholders.

                              ALTERNATE DIRECTORS

     Our Articles of Association provide that any director may appoint another person to serve as an alternate director and may re-move such alternate. Any alternate director possesses all the rights and obligations of the director who appointed him or her, except that the alternate has no standing at any meeting while the appointing director is present and the alternate is not entitled to remuneration.

     Any individual, whether or not a director, may act as an alternate director, and the same person may act as the alternate for several directors and have a corresponding number of votes. Unless the appointing director limits the time or scope of the appointment, the appointment is effective for all purposes until the appointing director ceases to be a director or terminates the appointment. The appointment of an alternate director does not in itself diminish the responsibility of the appointing director as a director.

                             INDEPENDENT DIRECTORS

     Under Israeli law, "public" Israeli companies are required to appoint at least two directors who meet stringent standards of independence. BackWeb believes that this requirement does not currently apply to companies that are publicly traded only outside of Israel. However, the new Israeli Companies Law, which will become effective on February 1, 2000, unequivocally extends the independent director requirement to Israeli companies that are publicly traded outside of Israel, such as on Nasdaq. Consequently, Backweb expects to appoint two outside directors in accordance with the new law.

                                 OFFICE HOLDERS

     Israeli law codifies the duty of care and fiduciary duties that an office holder owes to a company. An office holder is generally a director or executive officer. Under the Companies Ordinance, an office holder's fiduciary duty includes avoiding any conflict of interest between the office holder's position in BackWeb and his personal affairs, avoiding any competition with BackWeb, avoiding exploiting any business opportunity of BackWeb in order to receive personal advantage for himself or others and revealing to BackWeb any information or documents relating to BackWeb's affairs which the office holder has received due to his position as an office holder. Under Israeli law, all arrangements as to compensation by BackWeb of office holders who are not directors require approval of the Board of Directors.

                                AUDIT COMMITTEE

     The new Israeli Companies Law, which will become effective on February 1, 2000, provides that public companies, including Israeli companies that are publicly traded outside of Israel, such as on Nasdaq, must appoint an audit committee of the board of directors, a certified public accountant to audit the company's financial statements and to report any improprieties that he or she may discover to the chairman of the board, and an internal auditor.

                     APPROVAL OF RELATED PARTY TRANSACTIONS

     Israeli law requires that transactions be approved as provided for in a company's articles of association, and in some circumstances by the audit committee and by the board of directors. The vote required by the audit committee and the board of directors for approval of these matters is a majority of the disinterested directors participating in a duly convened meeting. Shareholder approval is also required under some circumstances.

     Israeli law requires that an office holder of a company promptly disclose any personal interest that he may have and all related material information known to him, in connection with any existing or proposed transaction by the company. Once the office holder complies with these disclosure requirements, the company may approve the transaction in accordance with the provisions of its articles of association. If the transaction is with a third party in which the office holder has a personal interest, the approval must confirm that the transaction is not adverse to the company's interest. Furthermore, if the transaction is an extraordinary transaction, in addition to any approval stipulated by the articles of association, it also must be approved by the company's audit committee and then by its board of directors. An extraordinary transaction is a transaction other than in the ordinary course of business, otherwise than on market terms, or that is likely to have a material impact on the company's profitability, assets or liabilities. Under certain circumstances, shareholder approval is required. For example, shareholders must approve all compensation paid to directors in whatever capacity or any transaction in which a majority of the board members have a personal interest. An office holder with a personal interest in any matter may not be present at any audit committee or board of directors meeting where such matter is being approved, and may not vote.

     The new Israeli Companies Law, which will become effective on February 1, 2000, applies the same disclosure requirements to a shareholder that holds 25% or more of the voting rights in a public company, including an Israeli company that is publicly traded outside of Israel such as on Nasdaq. Transactions between a public company and a 25% shareholder, or transactions in which a 25% shareholder of the company has a personal interest but which are between a public company and another entity, require the approval of the board of directors and of the shareholders. Moreover, an extraordinary transaction with a 25% shareholder or the terms of compensation of a 25% shareholder must be approved by the audit committee, the board of directors and shareholders. The shareholder approval for an extraordinary transaction must include at least one third of the shareholders who have no personal interest in the transaction and are present at the meeting. However, the transaction can be approved by shareholders without this one third approval, if the total share holdings of those who vote against the transaction do not represent more than one percent of the voting rights in the company.

     For information concerning the direct and indirect personal interests of certain office holders and principal shareholders of BackWeb in related party transactions with BackWeb, see "Related Party Transactions."

                   INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Israeli law permits a company to insure an office holder in respect of liabilities incurred by him as a result of the breach of his/her duty of care to the company or to another person, or as a result of the breach of his fiduciary duty to the company, to the extent that he/she acted in good faith and had reasonable cause to believe that the act would not prejudice the company. A company can also insure an office holder for monetary liabilities as a result of an act or omission that he/she committed in connection with his/her serving as an office holder. Furthermore, a company can indemnify an office holder for monetary liability in connection with his/her activities as an office holder.

     Our articles of association allow us to insure and indemnify office holders to the fullest extent permitted by law. We have acquired directors' and officers' liability insurance covering our officers and directors and our subsidiaries for certain claims.

                     COMPENSATION OF OFFICERS AND DIRECTORS

     Directors do not receive cash compensation from BackWeb for services they provide as directors, although they are reimbursed for certain expenses in connection with attendance at board and committee meetings. From time to time, certain directors who are not employees of BackWeb may receive grants of options to purchase BackWeb's ordinary shares.

     The aggregate compensation paid to or accrued on behalf of the eight directors and executive officers of BackWeb as a group during 1998 was approximately $406,000 in salary and loans and $8,200 in amounts set aside or accrued to provide pension, retirement or similar benefits, but excluding amounts expended by BackWeb for automobiles made available to all of its officers, expenses reimbursed to officers and other fringe benefits commonly reimbursed or paid by companies in Israel. As of March 31, 1999, the eight current directors and executive officers of BackWeb held options to purchase an aggregate of 659,125 ordinary shares and 805,000 ordinary shares subject to a repurchase option granted in favor of BackWeb.

                                  OPTION PLANS

     We maintain three option plans, a 1996 Israeli Option Plan, a 1996 U.S. Option Plan and a 1998 U.S. Option Plan.

     An aggregate of approximately 10.3 million shares have been reserved under the 1996 Israeli Option Plan, the 1996 U.S. Option Plan and the 1998 U.S. Option Plan, including those options already exercised. Under these plans, in 1997 and 1998, options to purchase 1,890,367 and 3,236,500 ordinary shares were granted at exercise prices ranging from $1.05 to $2.10 per share and 3,385,200 and 5,304,466 were outstanding at each respective year end. In the three months ended March 31, 1999, options to purchase 1,088,722 ordinary shares were granted and 4,946,980 options to purchase ordinary shares were outstanding and 3,646,344 options remained available for future grant as of March 31, 1999. The options granted generally vest over a four-year period from the date of the grant.

     1996 ISRAELI OPTION PLAN

     Under our Israeli Option Plan, options exercisable for ordinary shares may be granted to employees, officers, directors and consultants of BackWeb or any other member of the BRM group. The exercise price of options granted under the Israeli Option Plan may not be less than the nominal value of the shares into which such option is exercisable. Each option granted under the Israeli Option Plan may expire no later than seven years from the date of the grant. Options granted under the Israeli Option Plan generally vest over a four-year period.

     1996 U.S. OPTION PLAN

     Under our 1996 U.S. Option Plan incentive stock options exercisable for ordinary shares have been granted only to employees, and nonstatutory stock options may be granted to employees, officers, directors and consultants of BackWeb and any other members of the BRM group. The 1996 U.S. Option Plan may be administered by the Board or a committee designated by the Board. BackWeb is no longer granting options under the 1996 U.S. Option Plan.

     Options granted under the 1996 U.S. Plan generally vest over a four-year period. Each option granted under the 1996 U.S. Plan may expire not later than seven years from the date of the grant. The Board may amend or modify the plan in all respects, except that no amendment or modification shall adversely affect the rights of plan participants. In the event of a merger or sale all options will be assumed by the successor corporation or fully vested for a period of 15 days, after which the options will expire. The 1996 U.S. Option Plan will terminate on November 1, 2006, unless terminated earlier in accordance with its provisions.

1998 U.S. OPTION PLAN

     Our 1998 U.S. Option Plan provides for the grant of incentive stock options to employees and nonstatutory stock options and share purchase rights to employees, directors and consultants. The number of shares reserved for issuance under this plan will be subject to an annual increase on each anniversary beginning July 1, 2000 equal to the lesser of (a) 1,400,000 shares, (b) 3% of the outstanding shares on such date or (c) an amount determined by the Board. The 1998 U.S. Option Plan is currently administered by the Board of Directors, although the Board may designate certain committees to administer the 1998 U.S. Option Plan with respect to different groups of service providers.

     Options and share purchase rights granted under the 1998 U.S. Option Plan will vest as determined by the relevant administrator, and if not assumed or substituted by a successor corporation will accelerate and become fully vested in the event of an acquisition of BackWeb. The exercise price of options and share purchase rights granted under the 1998 U.S. Option Plan will be as determined by the relevant administrator, although the exercise price of incentive stock options must be at least equal to the fair market value of our ordinary shares on the date of grant. Options granted under the 1998 U.S. Option Plan generally vest over a four-year period. The Board of Directors may amend, modify or terminate the 1998 U.S. Option Plan at any time as long as such amendment, modification or termination does not impair vesting rights of plan participants.

The 1998 U.S. Option Plan will terminate in 2008, unless terminated earlier by the Board of Directors.

     1999 EMPLOYEE STOCK PURCHASE PLAN

Our 1999 Employee Stock Purchase Plan, or the Purchase Plan, provides our employees with an opportunity to purchase our ordinary shares through accumulated payroll deductions. A total of 600,000 ordinary shares have been reserved for issuance under the Purchase Plan, none of which have been issued. The number of shares reserved for issuance under the Purchase Plan will be subject to an annual increase on each anniversary beginning July 1, 2000 equal to the lesser of (a) 833,333 shares, (b) 2% of the outstanding shares on such date or (c) an amount determined by the Board. The Purchase Plan will be administered by the Board of Directors or by a committee appointed by the Board. The Purchase Plan permits eligible employees to purchase ordinary shares through payroll deductions of up to 15% of an employee's compensation, up to a maximum of $25,000 for all purchases ending within the same calendar year. Employees are eligible to participate if they are employed by BackWeb for at least 20 hours per week and more than five months in any calendar year. Unless the Board of Directors or its committee determines otherwise, each offering period will run for six months. The first offering period will commence on the date of this prospectus and will continue until February 29, 2000, and new offering periods will commence on each March 1 and September 1 thereafter. In the event of an acquisition of BackWeb, each outstanding option shall be assumed or an equivalent option substituted by the successor corporation. In the event that the successor corporation refuses to assume or substitute for the option, the offering period then in progress will be shortened by setting a new exercise date. The price at which ordinary shares will be purchased under the Purchase Plan is equal to 85% of the fair market value of the ordinary shares on the first or last day of the applicable offering period, whichever is lower. Employees may end their participation in the offering period at any time, and participation automatically ends on termination of employment. Generally, the Board may amend, modify or terminate the Purchase Plan at any time as long as such amendment, modification or termination does not impair the rights of plan participants. The Purchase Plan will terminate in 2009, unless terminated earlier in accordance with its provisions.

                           RELATED PARTY TRANSACTIONS

                             RELATIONSHIP WITH BRM

     In 1995, we signed an agreement with EliBarkat Holdings Ltd., a company controlled by Eli Barkat, BackWeb's Chairman of the Board and Chief Executive Officer, NirBarkat Holdings Ltd., a company controlled by Nir Barkat, BackWeb's former Chairman of the Board, and Yuval 63 Holdings (1995) Ltd., a company controlled by Yuval Rakavy, a former director of BackWeb. In accordance with the terms of this agreement, these three companies loaned BackWeb an aggregate of $500,000. The loan is denominated in NIS and is payable at a rate of 2.5% of cumulative consolidated revenues in excess of $5,000,000.

     Eli Barkat, Nir Barkat and Yuval Rakavy historically have provided BackWeb with management and administrative services, through companies controlled by them in return for fees and reimbursement of expenses. Aggregate amounts incurred for these services were approximately $540,000, $516,000, $220,000 and $24,000 during the years ended December 31, 1996, 1997, 1998 and the three months ended March 31, 1999. Effective September 30, 1996, $748,000 of accounts payable to the three companies for their services were converted into a loan with terms substantially similar to those of the $500,000 loan.

     As of September 1998, Eli Barkat became a full-time employee of BackWeb and began to receive his full compensation as an officer from BackWeb. As of March 1999, BackWeb terminated its service arrangements with the companies controlled by Nir Barkat and Yuval Rakavy. As of March 31, 1999, $927,000 remained outstanding under the two loans after reflecting currency conversion adjustments and repayment.

     BackWeb historically has paid to BRM Technologies Ltd., a company controlled by Eli Barkat, Nir Barkat and Yuval Rakavy through their holding companies, fees for research and development services on the basis of cost plus 15% and expenses at cost. Amounts incurred for these services were approximately $1.6 million, $1.2 million and $873,000 during the years ended December 31, 1996, 1997 and 1998 and $67,000 during the three months ended March 31, 1999. Currently, BackWeb is reducing its use of these services and expects that amounts payable in connection with these services will be immaterial beginning in the second quarter of 1999.

     BackWeb has exclusive ownership of all technology developed by BRM Technology Ltd. for BackWeb and by BRM Technology Ltd.'s employees contracted to BackWeb.

     EliBarkat Holdings Ltd., NirBarkat Holdings Ltd. and Yuval 63 Holdings
(1995) Ltd. agreed that in connection with our Series A Preferred Stock financing they would:

     - purchase shares of our Series A Preferred Stock; and

     - forego their right to acquire additional shares of our Series A Preferred Stock in exchange for the right to designate employees and consultants of BRM Technologies Ltd. as beneficiaries of options to acquire up to 792,167 ordinary shares of BackWeb, all of which have been granted.

                          RELATIONSHIP WITH AFFILIATE

     We currently are negotiating the terms of a letter of intent with a newly formed company relating to a nonexclusive license arrangement from us, as licensor, to this newly formed company, as licensee. This license arrangement would include a license to our technology enabling the licensee to provide a directory of community rooms for publishing, sharing and delivery of digital data among individuals over the Internet in exchange for license fees to be determined on an arm's length basis. As part of the license arrangement, we likely would receive approximately 30% of the outstanding capital stock of the licensee.

     Three of our major shareholders, NirBarkat Holdings Ltd., EliBarkat Holdings Ltd., and Yuval (63) Rakavy Holdings (1995) Ltd. and BARE LLC, a company controlled by Charles Federman, one of our directors, will hold, in the aggregate, approximately 70% of the outstanding capital stock of the licensee. In addition, the board of directors of the licensee will consist of one director nominated by us, two directors nominated by the affiliated shareholders referred to in the preceding sentence, one director who is the Chief Executive Officer of the licensee, and one director not affiliated with BackWeb or its affiliates.

     Execution of a binding letter of intent will be subject to shareholder approval under Israeli law.

                        SALE OF SERIES D PREFERRED STOCK

     Between December 1997 and March 1999, BackWeb sold its Series D Preferred Stock in a series of private transactions with a number of investors, including holding companies controlled by Eli Barkat, Nir Barkat and Yuval Rakavy, and investment partnerships of which affiliates of The Goldman Sachs Group, L.P., an affiliate of Goldman Sachs, lead manager of this offering, are general partners, managing general partner or investment manager. The holding companies controlled by Eli Barkat, Nir Barkat and Yuval Rakavy each purchased 1,619,073 shares of Series D Preferred Stock. Upon closing of this offering, each block of 1,619,073 Series D Preferred Stock will convert into 539,691 ordinary shares. Investment partnerships of which affiliates of The Goldman Sachs Group, L.P., an affiliate of Goldman Sachs, lead manager of this offering, are general partners, managing general partner or investment manager purchased 2,818,030 shares of Series D Preferred Stock, which upon the closing of this offering converts into 939,343 ordinary shares. In January 1998, BancAmerica Robertson Stephens, an affiliate of BancBoston Robertson Stephens Inc., one of the underwriters in this offering, participated as the placement agent for the Series D Preferred Stock.

                         REGISTRATION RIGHTS AGREEMENT

     As of March 31, 1999, the holders of 25,685,739 ordinary shares have rights to register those shares under the Securities Act pursuant to registration rights agreements. Holders of these registrable shares have unlimited rights to request that these shares be included in any BackWeb-initiated underwritten public offering of our securities. The underwriters may reduce the registrable shares to be included on the registration statement for marketing reasons. In addition, at any time on or prior to the earlier of December 27, 2002 or six months after the effective date of this prospectus, holders of a majority of the registrable shares may demand that we register these shares up to two times. Also, one year after we become a public reporting company, holders of registrable shares may request that we effect a registration of these shares on a shelf registration statement once in any twelve-month period. All expenses incurred in connection with such registrations, other than underwriters' and brokers' discounts and commissions, will be borne by BackWeb.

                             PRINCIPAL SHAREHOLDERS

     The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 31, 1999 and as adjusted to reflect the sale of ordinary shares offered by us in this offering, for:

      -- each person known by us to beneficially own more than 10% of the outstanding ordinary shares; and

      --  all of our executive officers and directors as a group.

     Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to the securities.

     Except as indicated below, the address for each listed director and officer is c/o BackWeb Technologies Ltd., 3 Abba Hillel Street, Ramat Gan, Israel. Except as indicated by footnote, the persons named in the table have sole voting and investment power with respect to all ordinary shares shown as beneficially owned by them. The number of ordinary shares outstanding used in calculating the percentage in the table below includes the ordinary shares underlying options or warrants held by such person that are exercisable within 60 days of March 31, 1999, but excludes ordinary shares underlying options or warrants held by any other person. Percentage of beneficial ownership is based on 29,541,640 ordinary shares outstanding as of March 31, 1999 including 2,595,501 ordinary shares issuable upon the exchange of BackWeb Canada, Inc. exchangeable shares.

                                                                              PERCENTAGE OF
                                                                             ORDINARY SHARES
                                                        NUMBER OF          BENEFICIALLY OWNED
                                                     ORDINARY SHARES    -------------------------
                                                      BENEFICIALLY      PRIOR TO THE    AFTER THE
                                                          OWNED           OFFERING      OFFERING
                                                     ---------------    ------------    ---------
Nir Barkat(1)(2)(3)................................     3,352,342           11.3%          9.6%
Eli Barkat(2)(4)...................................     3,702,342           12.5          10.6
Yuval Rakavy(3)(5).................................     3,352,342           11.3           9.6
Joseph Gleberman
  c/o The Goldman Sachs Group, L.P.(6).............     3,272,676           11.1           9.3
  85 Broad Street
  New York, New York 10004
All executive officers and directors as a group (8
  persons)(7)......................................     8,799,655           29.5%         24.9%

-------------------------
(1) Includes 3,352,342 shares held by Nir Barkat Holdings Ltd. Nir Barkat owns substantially all of the equity and voting power of NirBarkat Ltd., the parent company of NirBarkat Holdings Ltd.

(2) Eli Barkat and Nir Barkat are brothers.

(3) Such shareholder's address is: c/o BRM Technologies, Ltd., P.O. Box 45065, 5 Kiryat Madas Har Hotzvim, Jerusalem 91450 Israel.

(4) Includes 3,352,342 shares held by EliBarkat Holdings Ltd. and 350,000 shares held directly by Eli Barkat subject to the right of repurchase in favor of BackWeb during a vesting period of four years. Eli Barkat owns substantially all of the equity and voting power of EliBarkat Holdings Ltd.

(5) Includes 3,352,342 shares held by Yuval 63 Holdings (1995) Ltd. Yuval Rakavy owns substantially all of the equity and voting power of Yuval Rakavy Ltd., the parent company of Yuval 63 Holdings (1995) Ltd.

(6) Represents 3,272,676 shares owned by investment partnerships, of which affiliates of The Goldman Sachs Group are the general partner, managing general partner or investment manager, including:

      --  1,955,591 ordinary shares held by GS Capital Partners II, L.P.;

      --  777,427 ordinary shares held by GS Capital Partners II Offshore, L.P.;

      --  72,132 ordinary shares held by Goldman, Sachs & Co. Verwaltungs GmbH;

      --  278,594 ordinary shares held by Stone Street Fund 1996, L.P.; and

      --  188,932 ordinary shares held by Bridge Street Fund 1996, L.P.

     The Goldman Sachs Group disclaims beneficial ownership of the shares owned by such investment partnerships to the extent attributable to partnership interests therein held by persons other than The Goldman Sachs Group and its affiliates. Each of such investment partnerships shares voting and investment power with certain of its respective affiliates. Mr. Gleberman, a Managing Director of Goldman, Sachs & Co. and a director of BackWeb, disclaims beneficial ownership of ordinary shares which may be deemed to be beneficially owned by The Goldman Sachs Group except to the extent of his pecuniary interest arising from his interest in The Goldman Sachs Group.

(7) Includes 1,836,900 ordinary shares held by executive officers and directors subject to the right of repurchase in favor of BackWeb during a vesting period of four years. Includes 337,737 ordinary shares held by executive officers and directors subject to options which are exercisable within 60 days of March 31, 1999. Includes 3,352,342 ordinary shares held by EliBarkat Holdings Ltd. and 3,272,676 ordinary shares beneficially owned by investment partnerships, of which affiliates of The Goldman Sachs Group are the general partner, managing general partner or investment manager.

                          DESCRIPTION OF SHARE CAPITAL

                             DESCRIPTION OF SHARES

     Set forth below is a summary of the material provisions governing our share capital. This summary is not complete and should be read together with our memorandum of association and articles of association, a copy of each of which has been filed as an exhibit to the registration statement of which this prospectus forms a part.

     Our authorized share capital consists of 200 million shares, NIS 0.01 nominal value per share, including 150 million ordinary shares, 50 million preferred shares and one Series E Preferred Share. As of March 31, 1999, there were 26,946,139 ordinary shares issued and outstanding.

                         DESCRIPTION OF ORDINARY SHARES

     All issued and outstanding ordinary shares of BackWeb are, and the ordinary shares offered hereby when issued and paid for will be, duly authorized and validly issued, fully paid and non-assessable. The ordinary shares do not have preemptive rights. Neither the memorandum of association or articles of association of BackWeb nor the laws of the State of Israel restrict in any way the ownership or voting of ordinary shares by non-residents of Israel, except with respect to subjects of countries which are in a state of war with Israel.

DIVIDEND AND LIQUIDATION RIGHTS

     The ordinary shares offered by this prospectus, when issued, will be entitled to the full amount of any cash or share dividend declared from the date of the consummation of this offering. Subject to the rights of the holders of shares with preferential or other special rights that may be authorized, the holders of ordinary shares are entitled to receive dividends out of legally available assets and, in the event of the winding up of BackWeb, to share ratably in all assets remaining after payment of liabilities, subject to applicable law. The board of directors may declare interim dividends and recommend a final annual dividend from retained earnings available for cash dividends as determined for statutory purposes at such times and in such amounts as the board of directors may determine. Declaration of the final annual dividend requires shareholder approval at a general meeting, which may reduce but not increase such dividend from the amount recommended by the board of directors. See "Dividend Policy."

     In case of a share dividend, holders of shares can receive shares of a class whether such class existed prior thereto or was created therefor or shares of the same class that conferred upon the holders the right to receive such dividend.

VOTING, SHAREHOLDER MEETINGS AND RESOLUTIONS

     Holders of ordinary shares have one vote for each ordinary share held on all matters submitted to a vote of shareholders. Such rights may be affected by the future grant of any special voting rights to the holders of a class of shares with preferential rights. As of the closing of this offering, all of the outstanding Series A, Series B, Series C and Series D Preferred Shares will be converted into ordinary shares, and there will be no shares outstanding with preferential rights over the ordinary shares. Any change in the registered capital of BackWeb, which does not include the issuance of registered but unissued shares, including the creation of a new class of shares with rights superior or inferior to existing classes of shares may be adopted by a "special resolution." A special resolution is the resolution of the holders of 75% or more of the shares participating in a general meeting.

     An annual general meeting shall be held once every calendar year at such time, but not later than 15 months after the last annual general meeting, and at such place, either within or outside of the State of Israel, as may be determined by the board of directors. The quorum required for a general meeting of shareholders consists of at least two shareholders present in person or by proxy and holding, or representing, more than fifty percent of the voting rights of the issued share capital. A meeting adjourned for lack of a quorum may be adjourned to the same day in the next week at the same time and place, or to such time and place as the chairman of the meeting may determine with the consent of the holders of a majority of the shares present in person or by proxy and voting on the question of adjournment. At such adjourned meeting, any two shareholders present in person or by proxy will constitute a quorum.

     Most shareholder resolutions, including resolutions for the election of directors, the declaration of dividends, the appointment of auditors or the approval of transactions with office holders as required by the Companies Ordinance will be deemed adopted if approved by the holders of a majority of the voting power represented at the meeting, in person or by proxy, and voting thereon. See "Management -- Approval of Certain Transactions." Certain corporate actions such as:

     - amending the articles of association;

     - amending the memorandum of association;

     - changing our name;

     - making changes in our capital structure such as a reduction of capital, increase of capital or share split;

     - merger or consolidation;

     - voluntary winding up; and

     - authorizing a new class of shares or changing special rights of a class of shares.

     Upon completion of this offering, our executive officers, directors and 10% or greater shareholders will own beneficially an aggregate of approximately 44.2% of our outstanding ordinary shares, including 2,595,501 ordinary shares issuable upon exchange of BackWeb Canada, Inc. exchangeable shares, or approximately 43.2% if the underwriters' over-allotment option is exercised in full. See "Principal Shareholders."

TRANSFER OF SHARES AND NOTICES

     Fully paid ordinary shares are issued in registered form and may be transferred freely. Each shareholder of record is entitled to receive at least 7 days' prior notice of shareholder meetings. A special resolution can be adopted only if shareholders are given 21 days' prior notice of the meeting at which such resolution will be voted on, unless all shareholders entitled to vote agree that the meeting may be held on a shorter notice period. For purposes of determining the shareholders entitled to notice and to vote at such meeting, the board of directors may fix the record date not less than 24 days prior to the date of a meeting at which a special resolution is to be submitted for vote, and not less than ten days prior to the date of any other meeting.

MODIFICATION OF CLASS RIGHTS

     If at any time the share capital is divided into different classes of shares, the rights attached to any class, unless otherwise provided by our articles of association, may be modified or abrogated by BackWeb by a special resolution subject to the consent in writing of the holders of the issued shares of the class, or with the adoption of a special resolution passed at a separate general meeting of the holders of the shares of such class.

                         DESCRIPTION OF PREFERRED STOCK

     BackWeb has one share of Series E Preferred Stock outstanding. In connection with our acquisition of Lanacom, Inc., a Canadian company, in August 1997, we are obligated to issue to the former Lanacom shareholders an aggregate of 2,595,501 ordinary shares in exchange for the exchangeable shares in BackWeb Canada held by the former Lanacom shareholders at any time, at the election of the holders thereof, into our ordinary shares. The share of Series E Preferred Stock was issued to a trustee for the former Lanacom shareholders pursuant to a Voting and Exchange Trust Agreement. Under this agreement, the exchangeable shareholders are entitled to exercise voting rights equivalent to voting rights attaching to the same number of ordinary shares by and through the trustee of the share of Series E Preferred Stock. The share of Series E Preferred Stock will be canceled at such time that no exchangeable shares are held by the former Lanacom shareholders. The exchangeable share structure is a common tax-advantageous structure used in acquisitions of Canadian companies.

     BackWeb has an additional 50 million preferred shares authorized. The board of directors has the authority to issue the preferred shares without further vote or action by the shareholders in one or more series and to fix the rights, preferences, privileges and restrictions of the preferred shares, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series. If the board of directors issues preferred shares, this may delay, defer or prevent a change in control of BackWeb without further action by the shareholders. For example, the board of directors could issue preferred shares that have the power to prevent a change of control transaction. The issuance of preferred shares with voting and conversion rights may adversely affect the voting power of the holders of ordinary shares, including the loss of voting control to others. BackWeb currently has no plans to issue any of the unissued preferred shares.

                              OPTIONS AND WARRANTS

     As of March 31, 1999, options to purchase 4,946,980 ordinary shares were outstanding. These outstanding options are subject to the 1996 Israeli Option Plan, 1996 U.S. Option Plan or 1998 U.S. Option Plan. See "Management -- Option Plans." BackWeb has also issued warrants to purchase an aggregate of 145,726 ordinary shares at a weighted exercise price of $3.45 per share.

                              REGISTRATION RIGHTS

     As of March 31, 1999, the holders of 25,685,739 ordinary shares have rights to register those shares under the Securities Act pursuant to registration rights agreements. Holders of these registrable shares have unlimited rights to request that these shares be included in any BackWeb-initiated underwritten public offering of our securities. The underwriters may reduce the registrable shares to be included on the registration statement for marketing reasons. In addition, at any time the earlier of December 27, 2002 or six months after the effective date of this prospectus, holders of a majority of the registrable shares may demand that we register these shares up to two times. Also, one year after we become a public reporting company, holders of registrable shares may request that we effect a registration of these shares on a shelf registration statement once in any twelve-month period. In addition, we have agreed to register the resale of the ordinary shares issuable upon the exchange of the exchangeable shares held by the former shareholders of Lanacom, Inc., on the 180th day after the date of this prospectus and thereafter. All expenses incurred in connection with such registrations, other than underwriters' and brokers' discounts and commissions, will be borne by BackWeb.

                     ANTI-TAKEOVER EFFECTS OF ISRAELI LAWS

     The Israeli Companies Ordinance, which governs Israeli corporations, does not contain provisions that deal specifically with a merger that allows for the elimination of minority shareholders. Provisions that deal with "arrangements" between a company and its shareholders have been used, however, to effect squeeze-out mergers. These provisions generally require that the merger be approved by at least 75% of the shareholders present and voting on the proposed merger, at a shareholders meeting that has been called on at least 21 days' advance notice. In addition to shareholder approval, court approval of the merger is required, which entails further delay and may entail the imposition of additional requirements at the court's discretion. Alternatively, the acquiror can eliminate minority shareholders if it acquires at least 90% of all outstanding shares, excluding shares held by the acquiror prior to the acquisition, and none of the minority shareholders seeks to block the acquisition in court. The new Israeli Companies Law that will come into effect on February 1, 2000, does address squeeze-out mergers but does not significantly modify these requirements.

     The new Companies Law also provides that an acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a 25% shareholder of the company. This rule does not apply if there is already another 25% shareholder of the company. Similarly, the new Companies Law provides that an acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a 45% shareholder of the company. This rule does not apply if someone else is already a majority shareholder of the company. Since regulations implementing these new rules have not yet been promulgated, we do not know to what extent or how these rules will apply to Israeli companies that are publicly traded outside of Israel. Finally, Israeli tax law treats certain acquisitions, particularly stock-for-stock swaps between an Israeli company and a foreign company, less favorably than United States tax law. Israeli tax law may, for instance, subject a shareholder who exchanges his BackWeb shares for shares in a foreign corporation to immediate taxation.

                             ACCESS TO INFORMATION

     We file reports with the Israeli Registrar of Companies regarding our registered address, our registered capital, our shareholders of record and the number of shares held by each, the identity of the directors and details regarding security interests on our assets. In addition, we must file with the Registrar of Companies our articles of association and a copy of any special resolution adopted by a general meeting of shareholders. The information filed with the Registrar of Companies is available to the public. In addition to the information available to the public, our shareholders are entitled, upon request, to review and receive copies of all minutes of meetings of our shareholders.

                          TRANSFER AGENT AND REGISTRAR

     BackWeb has appointed American Stock Transfer and Trust Company as the transfer agent and registrar for the ordinary shares.

                        SHARES ELIGIBLE FOR FUTURE SALE

     If our shareholders sell substantial amounts of our ordinary shares, including shares issued upon the exercise of outstanding options and warrants, in the public market following this offering, the market price of our ordinary shares could fall dramatically. These sales also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate.

     The number of ordinary shares available for sale in the public market is limited by restrictions under federal securities law and by certain "lock-up" agreements that our shareholders have entered into with the underwriters. The lock-up agreements restrict our shareholders from selling or otherwise disposing of any of their shares for a period of 180 days after the date of this prospectus without the prior written consent of Goldman Sachs. Goldman Sachs may, however, in its sole discretion and without notice, release all or any portion of the shares from the restrictions in the lock-up agreements.

     Upon completion of this offering, we will have outstanding 32,446,139 ordinary shares, based upon shares outstanding as of March 31, 1999. Of these shares, the 5,500,000 shares sold in this offering are freely tradable. This leaves 26,946,139 shares eligible for sale in the public market as follows:

  NUMBER OF SHARES             DATE
---------------------  ---------------------
19,300,996...........  180 days from the
                       date of this
                       prospectus
7,645,143............  At various times
                       thereafter through
                       March 24, 2000

     Any ordinary shares that may be purchased in this offering by our "affiliates," as defined in Rule 144 of the Securities Act, will be subject to the volume and other selling limitations under Rule 144 of the Securities Act. All but 5,762,820 of the shares eligible for sale at the 180th day after the date of this prospectus or afterward will be subject initially to certain volume and other limitations under Rule 144 of the Securities Act.

     In addition, upon completion of the offering we will have 2,595,501 ordinary shares that are issuable at any time for no additional consideration upon exchange of the BackWeb Canada exchangeable shares issued to the former shareholders of Lanacom in connection with our acquisition of Lanacom.

     Moreover, on or prior to the 180th day following the date of this prospectus, we intend to register for resale approximately 10.9 million ordinary shares reserved for issuance or issued under our employee stock plans.

     The holders of approximately 25,685,739 ordinary shares have the right to require us to register their shares for sale to the public. In addition, we have agreed to register the resale of the ordinary shares issuable upon the exchange of the exchangeable shares held by the former shareholders of Lanacom, Inc., on the 180th day after the date of this prospectus and thereafter. If these holders cause a large number of shares to be registered and sold in the public market, our stock price could fall materially.

            MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

     The following summary describes the material United States federal income tax consequences relating to an investment in ordinary shares as of the date hereof. The summary is based on the Internal Revenue Code of 1986, and existing final, temporary and proposed Treasury Regulations, Rulings and judicial decisions, all of which are subject to prospective and retroactive changes. We will not seek a ruling from the Internal Revenue Service, or the IRS, with regard to the United States federal income tax treatment relating to investment in ordinary shares and, therefore, there can be no assurance that the IRS will agree with the conclusions set forth below. The summary does not purport to address all federal income tax consequences that may be relevant to a particular investor and you may want to consult your own tax advisor regarding your specific tax situation. For example, the summary applies only to holders who hold ordinary shares as a capital asset within the meaning of Section 1221 of the Code, and does not address the tax consequences that may be relevant to investors in special tax situations including, for example:

     - insurance companies,

     - tax-exempt organizations,

     - dealers in securities or currency,

     - banks or other financial institutions,

     - investors that hold ordinary shares as part of a hedge, straddle or conversion transaction, or

     - holders that own, directly or indirectly, ten percent or more of our outstanding ordinary shares.

Further, it does not address the alternative minimum tax consequences of an investment in ordinary shares or the indirect consequences to holders of equity interests in entities that own ordinary shares. In addition, this summary does not address the state, local and foreign tax consequences of an investment on the ordinary shares.

     For purposes of this discussion, "U.S. holder" means a holder of ordinary shares that is:

     - a citizen or resident of the United States,

     - a partnership or corporation created or organized in or under the laws of the United States or any State thereof, including the District of Columbia,

     - an estate, the income of which is subject to United States federal income tax regardless of its source or a trust if (a) a court within the United States is able to exercise primary supervision over its administration and (b) one or more United States persons have the authority to control all substantial decisions of the trusts.

     The term "non-U.S. holder" refers to any holder of ordinary shares other than a U.S. holder.

                            TAXATION OF U.S. HOLDERS

DISTRIBUTIONS ON ORDINARY SHARES

     Distributions made by us with respect to ordinary shares generally will constitute foreign source dividends for federal income tax purposes. These distributions will be taxable to a U.S. holder as ordinary income to the extent of our undistributed current or accumulated earnings and profits (as determined for United States federal income tax purposes). Distributions in excess of current or accumulated earnings and profits will be treated first as a non-taxable return of capital which will reduce the U.S. holder's tax basis in the ordinary shares. Any such distributions in excess of a U.S. holder's tax basis in the ordinary shares will be treated as capital gain to the U.S. holder and will be either long-term or short-term capital gain depending upon the U.S. holder's federal income tax holding period for the ordinary shares.

     Dividends paid by us generally will not be eligible for the dividends received deduction available to certain United States corporate shareholders under Code Sections 243 and 245.

     The amount of any cash distribution paid in a foreign currency will equal the U.S. dollar value of the distribution, calculated by refer-

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ence to the exchange rate in effect at the time the dividends are received. A
U.S. holder should not recognize any foreign currency gain or loss if such foreign currency is converted into U.S. dollars on the day received. If a U.S. holder does not convert the foreign currency into U.S. dollars on the date of receipt, however, such holder may recognize gain or loss upon a subsequent sale or other disposition of the foreign currency (including an exchange of the foreign currency for U.S. dollars). Such foreign currency gain or loss, if any, will be U.S. source ordinary income or loss for United States federal income tax purposes.

     Subject to certain conditions and limitations, any Israeli withholding tax imposed upon distributions under United States income tax law will be eligible for credit against a U.S. holder's federal income tax liability. Alternatively, a U.S. holder may claim a deduction for such amount, but only for a year in which a U.S. holder elects to do so with respect to all foreign income taxes. The overall limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to ordinary shares will generally constitute foreign source "passive income."

SALE OR EXCHANGE OF ORDINARY SHARES

     A U.S. holder of ordinary shares generally will recognize capital gain or loss upon the sale or exchange of the ordinary shares measured by the difference between the amount realized and the U.S. holder's tax basis in the ordinary shares. Gain or loss will be computed separately for each block of shares sold (shares acquired separately at different times and prices). The gain or loss on such disposition will be long term-capital gain or loss if the ordinary shares had been held for more than one year. In general, any capital gain or loss recognized by a U.S. holder upon the sale or exchange of ordinary shares will be treated as United States source income or loss, as the case may be, for United States foreign tax credit purposes. The deductibility of capital losses is restricted and generally may only be used to reduce capital gains to the extent thereof. However, individual taxpayers generally may deduct annually $3,000 of capital losses in excess of their capital gains.

PASSIVE FOREIGN INVESTMENT COMPANY

     A foreign corporation generally will be treated as a "passive foreign investment company," or PFIC, if, after applying certain "look-through" rules, either

     - 75% or more of its gross income for the taxable year is passive income or

     - on average for the taxable year (by value or, if BackWeb so elects, by adjusted basis) 50% or more of its assets produce or are held for the production of passive income.

     Passive income for this purpose generally includes:

     - dividends

     - interest

     - rents

     - royalties and the excess of gains over losses from securities and commodities transactions

     The look-through rules provide in part that a foreign corporation that owns at least 25%, by value, of an operating subsidiary will treat that proportion of the subsidiaries assets and income as held or received directly by the foreign parent.

     We believe that we were not a PFIC as of December 31, 1998, and do not anticipate that we will be a PFIC in the future because we expect that less than 75% of our annual gross income will be passive income and less than 50% of our assets will be passive assets, based on the look-through rules, our current income and assets and the manner in which we anticipate conducting our businesses in the future. We do not believe we were a PFIC at the end of our last fiscal year based upon our determination of our income and assets. However, there can be no assurance that we are not or will not be treated as a PFIC in the future.

     If we were to be treated as a PFIC, all U.S. holders may be required, in certain

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

circumstances, to pay an interest charge together with tax calculated at maximum rates on certain "excess distributions," including any gain on the sale of ordinary shares. In order to avoid this tax consequence, a U.S. holder

     - may be permitted to make a "qualified electing fund" election, in which case, in lieu of the treatment described in the previous sentence, the U.S. holder would be required to include in its taxable income certain undistributed amounts of our income or

     - may elect to mark-to-market the ordinary shares and recognize ordinary income (or possible ordinary loss) each year with respect to such investment and on the sale or other disposition of the ordinary shares.

     Neither we nor our advisors has the duty to, or will undertake to inform, U.S. holders of changes in circumstances that would cause us to become a PFIC. U.S. holders should consult their own tax advisors concerning our status as a PFIC at any time after the date of this Prospectus. We do not currently intend to take the action necessary for a U.S. holder to make a "qualified electing fund" election in the event we are determined to be a PFIC.

FOREIGN PERSONAL HOLDING COMPANY

     A foreign corporation may be classified as a foreign personal holding company, or FPHC, for federal income tax purposes if both of the following tests are satisfied:

     - at any time during the taxable year five or fewer individuals who are United States citizens or residents own or are deemed to own, under certain attribution rules, more than 50% of its stock, by vote or value, and

     - at least 60%, 50% for years subsequent to the year in which it becomes a FPHC, of its gross income regardless of its source, as specifically adjusted, "is foreign personal holding company income," which includes dividends, interest, rents, royalties and gain from the sale of stock or securities.

     We do not believe that we are currently a FPHC nor do we anticipate that we will be a FPHC in the future. However, no assurance can be given that we are not or will not become a FPHC as a result of future changes of ownership or changes in the nature of the income of BackWeb. If we were to be classified as a FPHC, each U.S. holder would be required to include in income as a taxable constructive dividend its pro rata share of our undistributed foreign personal holding company income.

                          TAXATION OF NON-U.S. HOLDERS

DISTRIBUTIONS ON ORDINARY SHARES

     In general, distributions by us to non-U.S. holders who are not engaged in the conduct of a trade or business within the United States will be subject to United States federal income tax only if 25% or more of our gross income, from all sources for the three-year period ending with the close of the taxable year preceding the declaration of the distribution, was effectively connected with our conduct of a trade or business in the United States. We do not anticipate engaging in the conduct of a trade or business within the United States, except through our subsidiaries. However, if the 25% threshold for such period is exceeded, a portion of any distribution paid by us to a non-U.S. holder may be subject to federal income tax withholding at the rate of 30%. The portion of the distribution that may be subject to withholding will generally correspond to the portion of our gross income for the period that is effectively connected to the conduct of a trade or business within the United States.

SALE OR EXCHANGE OF ORDINARY SHARES

     Non-U.S. holders will not be subject to United States federal income tax on any gain realized upon the sale or exchange of ordinary shares, unless

      (i) such gain is effectively connected with a United States trade or business of the non-U.S. holder or,

     (ii) in the case of gain recognized by an individual non-U.S. holder, such individual is present in the United States for 183 days or more during the taxable year of disposition and certain other conditions are satisfied.

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

UNITED STATES TRADE OR BUSINESS

     A non-U.S. holder engaged in a trade or business in the United States whose income from the ordinary shares (including gain from the sale or exchange thereof) is effectively connected with the conduct of such trade or business will generally be subject to regular United States federal income tax on such income in the same manner as if it were a U.S. Holder. In addition, if such a holder is a foreign corporation, it may be subject to a branch profits tax equal to 30% of its effectively connected earnings and profits for the taxable year, subject to adjustments.

                               BACKUP WITHHOLDING

     Distributions made by us with respect to the ordinary shares and gross proceeds received from the disposition of the ordinary shares may be subject to certain information reporting requirements to the IRS and to a 31% backup withholding tax. However, backup withholding generally will not apply to payments made to certain exempt recipients such as a corporation or financial institution or to a holder who furnishes a correct taxpayer identification number or provides a certificate of foreign status and provides certain other required information. If backup withholding applies, the amount withheld is not an additional tax, but is credited against such holder's United States federal income tax liability.

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

                    ISRAELI TAXATION AND INVESTMENT PROGRAMS

     The following is a summary of the current tax laws of the state of Israel as they relate to BackWeb and our shareholders. This summary does not discuss all aspects of Israeli tax law that may be relevant to a particular investor in light of his personal investment circumstances or to certain types of investor subject to special treatment under Israeli law. The following also includes a discussion of certain Israeli government programs benefiting various Israeli businesses such as BackWeb. To the extent that the discussion is based on new legislation yet to be subject to judicial or administrative interpretation, there can be no assurance that the views expressed herein will accord with any such interpretation in the future. This discussion is not intended and should not be construed as legal or professional tax advice, and does not cover all possible tax considerations.

                        GENERAL CORPORATE TAX STRUCTURE

     The general corporate tax rate in Israel is 36%. However, the effective tax rate payable by a Company which derives income from an "Approved Enterprise" may be considerably lower. See "-- Law for the Encouragement of Capital Investments, 1959."

     BackWeb's tax loss carry-forwards were approximately $30.0 million as of December 31, 1998. The amount of BackWeb's tax loss carry-forwards will be reduced by any future income of BackWeb that would be fully tax-exempt for a defined period.

                     TAXATION UNDER INFLATIONARY CONDITIONS

     The income Tax Law (Adjustment for Inflation), 1985 attempts to overcome some of the problems experienced in a traditional tax system by an economy experiencing rapid inflation, which was the case in Israel at the time the Adjustment for Inflation Law was enacted. Generally, the Adjustment for Inflation Law was designed to neutralize for Israeli tax purposes the erosion of capital investments in businesses and to prevent unintended tax benefits resulting from the deduction of inflationary financing expenses. The Adjustment for Inflation Law applies a supplementary set of inflationary adjustments to a normal taxable profit computed according to regular historical cost principles.

     The Adjustment for Inflation Law introduced a special tax adjustment for the preservation of equity based on changes in the Israeli consumer price index, or CPI, whereby certain corporate assets are classified broadly into fixed (inflation resistant) assets and non-fixed assets. Where shareholders' equity, as defined in the Adjustment for Inflation Law exceeds the depreciated cost of fixed assets, a corporate tax deduction which takes into account the effect of the applicable annual rate of inflation on such excess is allowed, up to a ceiling of 70% of taxable income for companies in any single tax year, with the unused portion permitted to be carried forward on a linked basis with no ceiling. If the depreciated cost of fixed assets exceeds shareholders' equity, then such excess multiplied by the applicable annual rate of inflation is added to taxable income.

     In addition, subject to certain limitations depreciation deductions on fixed assets and losses carried forward are adjusted for inflation based on changes in the Israeli CPI. The net effect of the Adjustment for Inflation Law on BackWeb might be that our taxable income, as determined for Israeli corporate tax purposes, will be different than our U.S. dollar income, as reflected in its financial statements, due to the difference between the annual changes in the Israeli CPI and in the NIS exchange rate with respect to the U.S. Dollar, causing changes in the actual tax rate.

              LAW FOR THE ENCOURAGEMENT OF INDUSTRY (TAXES), 1969

     We currently qualify as an "Industrial Company" within the definition of the Law for the Encouragement of Industry (Taxes), 1969, or the Industry Encouragement Law. According to the Industry Encouragement Law, an "Industrial Company" is a company resident in Israel, at least 90% of the income of which in any tax year determined in Israeli currency exclusive of income from defense loans, capital gains, interest and dividends, is derived from an "Industrial Enterprise" owned by it. An "Industrial Enterprise" is defined by
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

that law as an enterprise whose major activity in a given tax year is industrial production activity.

     Tax benefits for an Industrial Company include deductions of 12.5% per annum of the purchase price of a good faith acquisition of a patent or of know-how, an election under some conditions to file a consolidated tax return with additional related Israeli Industrial Companies and accelerated depreciation rates on equipment and buildings.

     Eligibility for the benefits under the Industry Encouragement Law is not subject to receipt of prior approval from any governmental authority. We cannot assure you that we will continue to qualify as an "Industrial Company" or that the benefits described above will be available in the future.

             LAW FOR THE ENCOURAGEMENT OF CAPITAL INVESTMENTS, 1959

     The Law for the Encouragement of Capital Investments, 1959, as amended, or the Investment Law, provides that a capital investment in eligible facilities may, upon application to the Israeli Investment Center, be designated as an Approved Enterprise. Each certificate of approval for an Approved Enterprise relates to specific program delineated both by its financial scope, including its capital sources, and by its physical characteristics, i.e., the equipment to be purchased and utilized pursuant to the program. The tax benefits derived from any such certificate of approval relate only to taxable income attributable to the specific Approved Enterprise.

     BackWeb's investment program has been granted the status of an "Approved Enterprise" under the Investment Law. As of December 31, 1998, the Investment Program had not been completed.

     In the event a company operates under more than one approval, or only part of its capital investments are approved, or it generates income from sources other than its Approved Enterprise Program, its effective corporate tax rate is the result of a weighted combination of the various applicable rates.

     According to the provisions of the Investment Law, we chose the "Alternative Benefits Program" -- waiver of grants in return for tax exemption. Accordingly, our income from the Approved Enterprise will be tax-exempt for a period of two years commencing with the year we first earn taxable income, and subject to corporate tax at the rate of 10% to 25%, for an additional period of five to eight years depending on the percentage of the foreign investment in BackWeb.

     This period of tax benefits is subject to a limit of 12 years from the commencement of production, or 14 years from receiving the approval, whichever is earlier. Under these conditions, the period of benefits for BackWeb's present plan will terminate by the year 2009.

     If dividends are distributed out of such tax-exempt profits, we will be liable for corporate tax at the rate which would have been applied if we had not chosen the alternative tax benefits program (currently 25%).

     The dividend recipient is taxed at the reduced rate applicable to dividends from Approved Enterprises (15%). This tax must be withheld by the company at source regardless of whether the dividend is converted into foreign currency. See "-- Capital Gains and Income Taxes Applicable to Non-Israeli Shareholders."

     The Investment Law also provides that an Approved Enterprise is entitled to accelerated depreciation on its property and equipment that are included in an approved investment program.

     Incentives received by a company in accordance with the Investment Law remain subject to final ratification by the Israeli Investment Center, such ratification being conditional upon fulfillment of all terms of the approved program. Failure to comply with all such terms may require the return of such incentives, inclusive of interest and penalties.

     We believe that we have operated and will continue to operate in compliance with all the "Approved Enterprise" conditions and criteria applicable, although there can be no assurance of this, and that the likelihood is remote that we will be required to refund tax benefits under the "Approved Enterprise"
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

status. We cannot assure you that the tax benefits will continue.

     Future applications to the Investment Center will be reviewed separately with approvals based upon several factors, including the prevailing criteria set forth in the Investment Law, the specific objectives of the applicant company and the financial criteria of the applicant company.

     CAPITAL GAINS AND INCOME TAXES APPLICABLE TO NON-ISRAELI SHAREHOLDERS

     Israeli law generally imposes a capital gains tax on the sale of securities and any other capital asset. The basic rate applicable to corporations is currently 36%. The maximum tax rate for individuals is 50%. These rates are subject to the provisions of any applicable bilateral double taxation treaty, including the double taxation treaty between the United States and Israel discussed below.

     Under existing regulations any capital gain realized by an individual shareholder with respect to the ordinary shares acquired on or after the registration of such shares will be exempt from Israeli Capital Gains Tax if the ordinary shares are listed on an approved foreign securities market, (including the Nasdaq in the United States), and provided that (a) BackWeb continues to qualify as an Industrial Company under Israeli law and (b) the individual does not hold such shares for business purposes.

     We cannot assure you that we will maintain such qualification or our status as an Industrial Company. If we do not maintain our status as an Industrial Company, then subject to any applicable tax treaty, the applicable Israeli capital gains tax rates would be up to 50% for non-resident individuals and for any pre-initial public offering gains of resident individuals, 35% for post-initial public offering gains of resident individuals and 36% for resident and non-resident companies. Individuals who are non-residents of Israel are subject to income tax on income derived from sources in Israel, or received in Israel. Such sources of income include passive income such as dividends, royalties and interests as well as non-passive income from services rendered in Israel. Upon a distribution of dividends other than bonus shares (stock dividends), income tax is generally withheld at source at the rate of 25%, with a rate of 15% for dividends generated by an Approved Enterprise, unless a double taxation treaty is in effect between Israel and the shareholders country of residence that provides for a lower tax rate in Israel on dividends.

     A tax treaty between the United States and Israel, or the Treaty, effective since January 1, 1995, provides for a maximum tax of 25% on dividends paid to a resident of the United States as defined in the Treaty. Dividends distributed by an Israeli company and derived from the income of an approved enterprise are subject to a 15% dividend withholding tax. The Treaty further provides that a 12.5% Israeli dividend withholding tax would apply to dividends paid to a United States corporation owning 10% or more of an Israeli Company's voting stock during both the preceding year and the current year through the dividend payment date. The 12.5% rate applies only on dividends from a company that does not have an "Approved Enterprise" in the applicable period.

     Residents of the United States generally will have withholding tax in Israel deducted at the source. They may be entitled to a credit or deduction for U.S. federal income tax purposes in the amount of the taxes withheld, subject to detailed rules contained in the Treaty and in U.S. tax legislation. See "United States Federal Income Tax Considerations -- Taxation of U.S. Holders." If for any reason shareholders do not receive the above exemption for a sale of shares in an Industrial Company, the Treaty provides U.S. resident investors with an exemption from Israeli capital gains tax, although there may still be U.S. taxes, upon a disposition of shares in the Company if they held under 10% of the Company's voting stock through the 12 months before the share disposition. If Israeli capital gains tax is payable, it may be credited against U.S. tax in certain circumstances under special provisions in the Treaty. Special tax rules apply to businesses in Israel, and regular Israeli taxation will apply to securities dealers in Israel. A non-resident of Israel who has had dividend income derived or accrued in Israel from which tax was
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

withheld at source is currently exempt from the duty to file an annual Israeli tax return with respect to such income, provided such income was not derived from a business carried on in Israel by such non-resident and that such non-resident does not derive other non-passive income from sources in Israel. Proposals are being formulated to expand the requirement to file annual Israeli tax returns.

                   TAX BENEFITS FOR RESEARCH AND DEVELOPMENT

     Israeli tax law allows under certain conditions a tax deduction in the year incurred for expenditures (including non-depreciable capital expenditures) in scientific research and development projects, if the expenditures are approved by the relevant Israeli Government Ministry (determined by the field of research) and the research and development is for the promotion of the enterprise. and is carried out by or on behalf of the company seeking such deduction. Expenditures not so approved are deductible over a three-year period. However, according to Israeli Supreme Court decisions, expenditures made out of the proceeds of government grants are not deductible, i.e., we will be able to deduct the unfunded portion of the research and development expenditures and not the gross amount.

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                              CONDITIONS IN ISRAEL

     BackWeb is incorporated under the laws of the State of Israel, and substantially all of our research and development and significant executive facilities are located in Israel. Accordingly, BackWeb is directly affected by political, economic and military conditions in Israel. Our operations would be materially adversely affected if major hostilities involving Israel should occur or if trade between Israel and its present trading partners should be curtailed.

                              POLITICAL CONDITIONS

     Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its neighbors. A state of hostility, varying from time to time in intensity and degree, has led to security and economic problems for Israel. However, a peace agreement between Israel and Egypt was signed in 1979, a peace agreement between Israel and Jordan was signed in 1994 and, since 1993, several agreements between Israel and Palestinian representatives have been signed. In addition, Israel and several Arab States have announced their intention to establish trade and other relations and are discussing certain projects. Israel has not entered into any peace agreement with Syria or Lebanon, and there have been difficulties in the negotiations with the Palestinians. We cannot be certain as to how the peace process will develop or what effect it may have upon BackWeb.

     Despite the progress towards peace between Israel, its Arab neighbors and the Palestinians, certain countries, companies and organizations continue to participate in a boycott of Israeli firms. BackWeb does not believe that the boycott has had a material adverse effect on BackWeb, but restrictive laws, policies or practices directed towards Israel or Israeli businesses may have an adverse impact on the expansion of BackWeb's business.

     Generally, all male adult citizens and permanent residents of Israel under the age of 51 are obligated to perform up to 39 days, or longer under certain circumstances, of military reserve duty annually. Additionally, all such residents are subject to being called to active duty at any time under emergency circumstances. Currently, some of our senior officers and key employees are obligated to perform annual reserve duty. While we have operated effectively under these requirements since we began operations, no assessment can be made as to the full impact of such requirements on our workforce or business if conditions should change, and no prediction can be made as to the effect on us of any expansion or reduction of such obligations.

                              ECONOMIC CONDITIONS

     Israel's economy has been subject to numerous destabilizing factors, including a period of rampant inflation in the early to mid-1980s, low foreign exchange reserves, fluctuations in world commodity prices, military conflicts and civil unrest. The Israeli government has, for these and other reasons, intervened in various sectors of the economy, employing, among other means, fiscal and monetary policies, import duties, foreign currency restrictions and controls of wages, prices and foreign currency exchange rates.

     Until May 1998, Israel imposed restrictions on transactions in foreign currency. These restrictions affected our operations in various ways, and also affected the right of non-residents of Israel to convert into foreign currency amounts they received in Israeli currency, such as the proceeds of a judgment enforced in Israel. Despite these restrictions, foreign investors who purchased shares with foreign currency were able to repatriate in foreign currency both dividends, after deduction of withholding tax, and the proceeds from the sale of the shares. In 1998, the Israeli currency control regulations were liberalized significantly, as a result of which Israeli residents generally may freely deal in foreign currency and non-residents of Israel generally may freely purchase and sell Israeli currency and assets. There are currently no Israeli currency control restrictions on remittances of dividends on the ordinary shares or the proceeds from the sale of the shares; however, legislation remains in effect pursuant to which currency controls can be imposed by administrative action at any time.

                                TRADE AGREEMENTS

     Israel is a member of the United Nations, the International Monetary Fund, the International Bank for Reconstruction and Development and the International Finance Corporation. Israel is also a signatory to the General Agreement on Tariffs and Trade, which provides for reciprocal lowering of trade barriers among its members. In addition, Israel has been granted preferences under the Generalized System of Preferences from Australia, Canada and Japan. These preferences allow Israel to export the products covered by such programs either duty-free or at reduced tariffs.

     Israel has entered into preferential trade agreements with the European Union, the United States and the European Free Trade Association. In recent years, Israel has established commercial and trade relations with a number of the other nations, including Russia, China and India, with which Israel had not previously had such relations.

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                      WHERE YOU CAN FIND MORE INFORMATION

     BackWeb has filed with the Securities and Exchange Commission a registration statement on Form F-1 under the Securities Act with respect to the ordinary shares offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement and the exhibits filed as a part thereof, certain parts of which are omitted in accordance with the rules and regulations of the SEC. For further information with respect to BackWeb and the ordinary shares offered hereby, reference is made to the registration statement and to the exhibits filed as a part thereof. Statements contained in this prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete and are qualified in their entirety by reference to each such contract, agreement or other document which is filed as an exhibit to the registration statement. The registration statement, including the exhibits and schedules thereto, may be inspected without charge at the principal office of the SEC at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, or at the Regional Offices of the Commission at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and Seven World Trade Center, Suite 1300, New York, New York 10048. In addition, such material will be available for inspection at the offices of The Nasdaq Stock Market, Inc., at 1735 K Street, N.W., Washington D.C. 20006. Copies of such material may be obtained by mail from the Public Reference Branch of the commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates.

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                          REPORTS TO SECURITY HOLDERS

     Upon consummation of this offering, BackWeb will be subject to the information requirements of the Securities Exchange Act of 1934, applicable to foreign private issuers, and in accordance therewith will file reports, including annual reports on Form 20-F, reports on Form 6-K and other information with the Securities and Exchange Commission. Such reports and other information filed by BackWeb can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following Regional Offices of the Commission:
Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661; and l3th Floor, 7 World Trade Center, New York, New York 10048. Copies of such materials can be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington D.C. 20549, at prescribed rates. Although the rules of the Nasdaq National Market will require BackWeb to solicit proxies from its shareholders, as a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and the content of proxy statements.

     Additionally, we are subject to disclosure requirements under Israeli laws, as described in "Description of Share Capital -- Access to Information."

                                 LEGAL MATTERS

     Certain legal matters in connection with this offering with respect to United States law will be passed upon for BackWeb by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California. The validity of the ordinary shares offered hereby and certain other legal matters in connection with this offering with respect to Israeli law will be passed upon for BackWeb by Naschitz, Brandes & Co., Tel-Aviv, Israel. Certain legal matters in connection with this offering will be passed upon for the underwriters by Shearman & Sterling, Menlo Park, California, with respect to United States law and by Meitar, Liquornik, Geva & Co., Ramat Gan, Israel, with respect to Israeli law. Naschitz, Brandes & Co. is the owner of 863,997 ordinary shares.

                                    EXPERTS

     Ernst & Young LLP, independent auditors, have audited our consolidated financial statements at December 31, 1997 and 1998, and for each of the years in the three-year period ended December 31, 1998 as set forth in their report. We have included our financial statements in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP's report, given upon the authority of such firm as experts in accounting and auditing.

                                 ISA EXEMPTION

     We have received from the Securities Authority of the State of Israel an exemption from Israel's prospectus publication requirements. Nothing in such exemption should be construed as authenticating the matters contained in this prospectus or as an approval of their reliability or adequacy or as an expression of opinion as to the quality of the securities offered in this prospectus.

                           BACKWEB TECHNOLOGIES LTD.

                       CONSOLIDATED FINANCIAL STATEMENTS
             FOR THE YEARS ENDED DECEMBER 31, 1996, 1997, AND 1998
                AND UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
               FOR THE THREE MONTHS ENDED MARCH 31, 1998 AND 1999

                                     INDEX

                                                              PAGE
                                                              ----
Report of Ernst & Young LLP, Independent Auditors...........  F-2
Consolidated Financial Statements
Consolidated Balance Sheets.................................  F-3
Consolidated Statements of Operations.......................  F-4
Consolidated Statement of Redeemable Convertible Preferred
  Stock and Changes in Shareholders' Equity (Net Capital
  Deficiency)...............................................  F-5
Consolidated Statements of Cash Flows.......................  F-6
Notes to Consolidated Financial Statements..................  F-7

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Board of Directors and Stockholders
BackWeb Technologies Ltd.

     We have audited the accompanying consolidated balance sheets of BackWeb Technologies Ltd. as of December 31, 1997 and 1998, and the related consolidated statements of operations, redeemable convertible preferred stock and changes in shareholders' equity (net capital deficiency), and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of BackWeb's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of BackWeb Technologies Ltd. at December 31, 1997 and 1998, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles in the United States.

Palo Alto, California
March 25, 1999,
Except for Note 11, as to which the date
is        , 1999.

--------------------------------------------------------------------------------

     The foregoing report is in the form that will be signed upon completion of the ordinary share split described in Note 11 to the consolidated financial statements.

                                                               ERNST & YOUNG LLP
Palo Alto, California

June 3, 1999

                           BACKWEB TECHNOLOGIES LTD.

                          CONSOLIDATED BALANCE SHEETS
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                                                                                   PRO FORMA
                                                                                                 SHAREHOLDERS'
                                                                DECEMBER 31,                       EQUITY AT
                                                             -------------------    MARCH 31,      MARCH 31,
                                                               1997       1998        1999           1999
                                                             --------   --------   -----------   -------------
                                                                                   (UNAUDITED)    (UNAUDITED)
ASSETS
Current assets:
  Cash and cash equivalents................................  $  6,377   $  6,449     $ 11,137
  Trade accounts receivable, net of allowance for doubtful
    accounts of $475 and $561 at December 31, 1997 and
    1998...................................................     3,359      2,590        5,753
  Other current assets.....................................       538        712        1,085
                                                             --------   --------     --------
        Total current assets...............................    10,274      9,751       17,975
Property and equipment, net................................     1,169      1,030          989
Goodwill and other purchased intangibles, net..............     3,587      1,824        1,389
Other assets...............................................        67         96           96
                                                             --------   --------     --------
                                                             $ 15,097   $ 12,701     $ 20,449
                                                             ========   ========     ========
LIABILITIES AND SHAREHOLDERS' EQUITY (NET CAPITAL
  DEFICIENCY)
Current liabilities:
  Line of credit...........................................  $  1,030   $  2,000     $  2,000
  Accounts payable and accrued liabilities.................     3,825      3,357        3,689
  Deferred revenue.........................................     1,036      1,666        2,201
  Payable to related parties...............................       767        304          140
  Current portion of shareholders' loans...................       592        828          927
                                                             --------   --------     --------
        Total current liabilities..........................     7,250      8,155        8,957
Accrued severance pay, net.................................        74         93          108
Long-term portion of shareholders' loans...................       665        327           --
Long-term debt.............................................       491         --
Commitments and contingencies
Series B, C and D redeemable convertible preferred stock:
  nominal value approximately $0.003 per share at amount
  paid in; 36,039,377 shares authorized at December 31,
  1997 and 1998 and 44,737,377 at March 31, 1999;
  24,906,741, 35,158,788 and 43,806,603 shares issued and
  outstanding at December 31, 1997 and 1998 and March 31,
  1999; no shares authorized, issued or outstanding pro
  forma; aggregate liquidation preference of $38,767 at
  December 31, 1998 and $48,712 at March 31, 1999..........    25,532     37,304       47,275
Shareholders' equity (net capital deficiency):
  Series A Convertible preferred stock, nominal value
    approximately $0.003 per share at amount paid in;
    25,464,110 shares authorized issued and outstanding at
    December 31, 1997 and 1998 and March 31, 1999; no
    shares authorized, issued or outstanding pro forma;
    aggregate liquidation preference of $2,024 at December
    31, 1998 and March 31, 1999............................       495        495          495      $     --
  Series E preferred stock, nominal value approximately
    $0.003 per share at amount paid in; one share
    authorized issued and outstanding at December 31, 1997
    and 1998 and March 31, 1999 and pro forma (representing
    voting rights with respect to 2,595,501 ordinary shares
    at March 31, 1999.)....................................     3,454      3,454        3,454         3,454
  Ordinary shares, nominal value approximately $0.01 per
    share at amounts paid in; 30,000,000 shares authorized;
    2,163,573, 2,518,443 and 3,855,901 shares issued and
    outstanding at December 31, 1997 and 1998 and March 31,
    1999; 150,000,000 shares authorized and 26,946,139
    shares issued and outstanding pro forma................        20      2,002        8,314        56,084
  Notes receivable from shareholders.......................        --         --       (3,538)       (3,538)
  Deferred stock compensation..............................        --     (1,638)      (3,439)       (3,439)
  Accumulated deficit......................................   (22,884)   (37,491)     (41,177)      (41,177)
                                                             --------   --------     --------      --------
        Total shareholders' equity (net capital
          deficiency)......................................   (18,915)   (33,178)     (35,891)     $ 11,384
                                                             --------   --------     --------      ========
                                                             $ 15,097   $ 12,701     $ 20,449
                                                             ========   ========     ========

See accompanying notes.

                           BACKWEB TECHNOLOGIES LTD.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                            THREE MONTHS ENDED
                                              YEAR ENDED DECEMBER 31,            MARCH 31,
                                           -----------------------------    -------------------
                                            1996       1997       1998        1998       1999
                                           -------   --------   --------    --------   --------
                                                                                (UNAUDITED)
Revenues:
  License................................  $    71   $  5,311   $  7,980    $ 1,395    $ 3,308
  Service................................       --        290      1,557        184        789
                                           -------   --------   --------    -------    -------
          Total revenues.................       71      5,601      9,537      1,579      4,097
Cost of revenues:
  License................................       --        182        266         55         73
  Service................................       --        796      1,353        297        592
                                           -------   --------   --------    -------    -------
          Total cost of revenues.........       --        978      1,619        352        665
                                           -------   --------   --------    -------    -------
Gross profit.............................       71      4,623      7,918      1,227      3,432
Operating expenses:
  Research and development...............    1,781      3,955      4,555      1,277        997
  Sales and marketing....................    4,535     12,224     13,182      3,321      3,831
  General and administrative.............    1,396      2,981      3,182        811        931
  Amortization of goodwill, other
     intangibles, and deferred stock
     compensation........................       --        557      1,824        401      1,202
                                           -------   --------   --------    -------    -------
          Total operating expenses.......    7,712     19,717     22,743      5,810      6,961
                                           -------   --------   --------    -------    -------
Loss from operations.....................   (7,641)   (15,094)   (14,825)    (4,583)    (3,529)
Interest Income and other................       --        247        424         48         54
Interest Expense and other...............      (43)      (115)      (206)       (66)      (211)
                                           -------   --------   --------    -------    -------
Net loss.................................  $(7,684)  $(14,962)  $(14,607)   $(4,601)   $(3,686)
                                           =======   ========   ========    =======    =======
Basic and diluted net loss per share.....  $ (6.95)  $  (6.96)  $  (6.07)   $ (2.02)   $ (1.40)
                                           =======   ========   ========    =======    =======
Shares used in computing basic and
  diluted net loss per share.............    1,106      2,151      2,408      2,283      2,627
                                           =======   ========   ========    =======    =======
Pro forma basic and diluted net loss per
  share (unaudited)......................                       $  (0.69)              $ (0.16)
                                                                ========               =======
Shares used in computing pro forma basic
  and diluted net loss per share
  (unaudited)............................                         21,208                23,058
                                                                ========               =======

See accompanying notes.

                           BACKWEB TECHNOLOGIES LTD.

      CONSOLIDATED STATEMENT OF REDEEMABLE CONVERTIBLE PREFERRED STOCK AND
            CHANGES IN SHAREHOLDERS' EQUITY (NET CAPITAL DEFICIENCY)
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                      SHAREHOLDERS' EQUITY (NET CAPITAL DEFICIENCY)
                                               REDEEMABLE        -------------------------------------------------------
                                              CONVERTIBLE                                                      NOTES
                                            PREFERRED STOCK       PREFERRED SHARES      ORDINARY SHARES      RECEIVABLE
                                          --------------------   -------------------   ------------------       FROM
                                            SHARES     AMOUNT      SHARES     AMOUNT    SHARES     AMOUNT   SHAREHOLDERS
                                          ----------   -------   ----------   ------   ---------   ------   ------------
Balance at December 31, 1995............          --   $   --            --   $  --       93,333   $  --      $    --
Issuance of ordinary shares.............          --       --            --      --    2,055,240      20           --
Issuance of Series A convertible
 preferred shares, net of $5 of issuance
 costs..................................          --       --    25,464,110     495           --      --           --
Issuance of Series B redeemable
 convertible preferred shares, net of
 $140 of issuance costs.................   4,237,640    3,090            --      --           --      --           --
Issuance of Series C-1 redeemable
 convertible preferred shares, net of
 $192 of issuance costs.................   9,613,043   10,863            --      --           --      --           --
Issuance of Series C-2 redeemable
 convertible preferred shares, net of
 $41 of issuance costs..................   1,586,957    1,784            --      --           --      --           --
Conversion of payable to related parties
 into Series C-2 redeemable preferred
 shares.................................     521,739      600            --      --           --      --           --
Net loss................................          --       --            --      --           --      --           --
                                          ----------   -------   ----------   ------   ---------   ------     -------
Balance at December 31, 1996............  15,959,379   16,337    25,464,110     495    2,148,573      20           --
Issuance of Series C-1 redeemable
 convertible preferred shares, net of
 $28 of issuance costs..................     869,565      972            --      --           --      --           --
Issuance of one Series E preferred share
 representing rights with respect to
 2,844,303 ordinary shares, pursuant to
 Lanacom, Inc. acquisition..............          --       --             1   3,454           --      --           --
Issuance of ordinary shares upon
 exercise of stock options..............          --       --            --      --       15,000      --           --
Issuance of Series D redeemable
 convertible preferred shares, net of
 $640 of issuance costs and net of
 shareholders' receivable of $426.......   8,077,797    8,223            --      --           --      --           --
Net loss................................          --       --            --      --           --      --           --
                                          ----------   -------   ----------   ------   ---------   ------     -------
Balance at December 31, 1997............  24,906,741   25,532    25,464,111   3,949    2,163,573      20           --
Issuance of Series D redeemable
 convertible preferred shares including
 the collection of shareholders'
 receivable of $426, net of $437 of
 issuance costs.........................   9,313,511   10,699            --      --           --      --           --
Issuance of ordinary shares pursuant to
 options exercised......................          --       --            --      --      320,885     123           --
Issuance of ordinary shares in
 connection with Series D redeemable
 preferred shares to placement agent....          --       --            --      --       33,985      --           --
Issuance of Series C-2 redeemable
 convertible preferred shares pursuant
 to warrants exercised, net of $6 of
 issuance costs.........................     938,536    1,073            --      --           --      --           --
Deferred stock compensation.............          --       --            --      --           --   1,859           --
Amortization of deferred stock
 compensation...........................          --       --            --      --           --      --           --
Net loss................................          --       --            --      --           --      --           --
                                          ----------   -------   ----------   ------   ---------   ------     -------
Balance at December 31, 1998............  35,158,788   $37,304   25,464,111   $3,949   2,518,443   $2,002          --
Issuance of Series D redeemable
 convertible preferred shares, net of
 $29 of issuance costs (Unaudited)......   8,647,815    9,915            --      --           --      --           --
Issuance of ordinary shares pursuant to
 options exercised (Unaudited)..........          --       --            --      --    1,337,458   3,704           --
Note receivable from shareholders
 (Unaudited)............................          --       --            --      --           --      --       (3,538)
Deferred stock compensation
 (Unaudited)............................          --       --            --      --           --   2,608           --
Amortization of deferred stock
 compensation and warrant (Unaudited)...          --       56            --      --           --      --           --
Net loss (Unaudited)....................          --       --            --      --           --      --           --
                                          ----------   -------   ----------   ------   ---------   ------     -------
Balance at March 31, 1999 (Unaudited)...  43,806,603   $47,275   25,464,111   $3,949   3,855,901   $8,314     $(3,538)
                                          ==========   =======   ==========   ======   =========   ======     =======

                                           SHAREHOLDERS' EQUITY (NET CAPITAL DEFICIENCY)
                                          ------------------------------------------------
                                                                              TOTAL
                                            DEFERRED                      SHAREHOLDERS'
                                             STOCK       ACCUMULATED       EQUITY (NET
                                          COMPENSATION     DEFICIT     CAPITAL DEFICIENCY)
                                          ------------   -----------   -------------------
Balance at December 31, 1995............    $    --       $   (238)         $   (238)
Issuance of ordinary shares.............         --             --                20
Issuance of Series A convertible
 preferred shares, net of $5 of issuance
 costs..................................         --             --               495
Issuance of Series B redeemable
 convertible preferred shares, net of
 $140 of issuance costs.................         --             --                --
Issuance of Series C-1 redeemable
 convertible preferred shares, net of
 $192 of issuance costs.................         --             --                --
Issuance of Series C-2 redeemable
 convertible preferred shares, net of
 $41 of issuance costs..................         --             --                --
Conversion of payable to related parties
 into Series C-2 redeemable preferred
 shares.................................         --             --                --
Net loss................................         --         (7,684)           (7,684)
                                            -------       --------          --------
Balance at December 31, 1996............         --         (7,922)           (7,407)
Issuance of Series C-1 redeemable
 convertible preferred shares, net of
 $28 of issuance costs..................         --             --                --
Issuance of one Series E preferred share
 representing rights with respect to
 2,844,303 ordinary shares, pursuant to
 Lanacom, Inc. acquisition..............         --             --             3,454
Issuance of ordinary shares upon
 exercise of stock options..............         --             --                --
Issuance of Series D redeemable
 convertible preferred shares, net of
 $640 of issuance costs and net of
 shareholders' receivable of $426.......         --             --                --
Net loss................................         --        (14,962)          (14,962)
                                            -------       --------          --------
Balance at December 31, 1997............         --        (22,884)          (18,915)
Issuance of Series D redeemable
 convertible preferred shares including
 the collection of shareholders'
 receivable of $426, net of $437 of
 issuance costs.........................         --             --                --
Issuance of ordinary shares pursuant to
 options exercised......................         --             --               123
Issuance of ordinary shares in
 connection with Series D redeemable
 preferred shares to placement agent....         --             --                --
Issuance of Series C-2 redeemable
 convertible preferred shares pursuant
 to warrants exercised, net of $6 of
 issuance costs.........................         --             --                --
Deferred stock compensation.............     (1,859)            --                --
Amortization of deferred stock
 compensation...........................        221             --               221
Net loss................................         --        (14,607)          (14,607)
                                            -------       --------          --------
Balance at December 31, 1998............    $(1,638)      $(37,491)         $(33,178)
Issuance of Series D redeemable
 convertible preferred shares, net of
 $29 of issuance costs (Unaudited)......         --             --                --
Issuance of ordinary shares pursuant to
 options exercised (Unaudited)..........         --             --             3,704
Note receivable from shareholders
 (Unaudited)............................         --             --            (3,538)
Deferred stock compensation
 (Unaudited)............................     (2,608)            --                --
Amortization of deferred stock
 compensation and warrant (Unaudited)...        807             --               807
Net loss (Unaudited)....................         --         (3,686)           (3,686)
                                            -------       --------          --------
Balance at March 31, 1999 (Unaudited)...    $(3,439)      $(41,177)         $(35,891)
                                            =======       ========          ========

See accompanying notes.

                           BACKWEB TECHNOLOGIES LTD.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS
                                 (IN THOUSANDS)

                                                                                         THREE MONTHS
                                                                                             ENDED
                                                          YEAR ENDED DECEMBER 31,          MARCH 31,
                                                       -----------------------------   -----------------
                                                        1996       1997       1998      1998      1999
                                                       -------   --------   --------   -------   -------
                                                                                          (UNAUDITED)
OPERATING ACTIVITIES
Net loss.............................................  $(7,684)  $(14,962)  $(14,607)  $(4,601)  $(3,686)
Adjustments to reconcile net loss to net cash used in
  operating activities:
  Amortization of intangibles, warrant and deferred
    stock compensation...............................       --        617      1,984       456     1,298
  Depreciation.......................................       42        300        529       150       175
  Remeasurement of stockholders' loans...............       --        (21)      (102)      (23)       25
  Changes in operating assets and liabilities, net of
    effects of acquisition:
    Accounts receivable..............................      (12)    (3,324)       769       711    (3,163)
    Other assets.....................................     (159)      (126)      (174)     (139)     (373)
    Payable to related parties.......................      413        354       (463)     (755)     (164)
    Other liabilities and accrued expenses...........      781        133       (292)      222       703
    Accounts payable.................................      890        123       (621)     (336)     (237)
    Accrued compensation.............................      440        357        445       (95)     (134)
    Deferred revenue.................................       --      1,036        630       168       535
    Severance pay....................................       39         35         19         9        15
                                                       -------   --------   --------   -------   -------
Net cash used in operating activities................   (5,250)   (15,478)   (11,883)   (4,233)   (5,006)
                                                       -------   --------   --------   -------   -------
INVESTING ACTIVITIES
Cash received upon acquisition of Lanacom............       --        120         --        --
Purchase of other assets.............................       --       (197)        --        --
Purchases of property and equipment..................     (498)      (860)      (390)     (140)     (134)
Other assets.........................................      (75)         8        (29)       (5)       --
                                                       -------   --------   --------   -------   -------
Net cash used in investing activities................     (573)      (929)      (419)     (145)     (134)
                                                       -------   --------   --------   -------   -------
FINANCING ACTIVITIES
Proceeds from bank line of credit....................       --      2,821      2,500        --        --
Repayment of bank line of credit.....................       --     (1,300)    (2,021)       --        --
Repayment of stockholders loan.......................                  --         --        --      (253)
Proceeds from issuance of preferred shares...........   16,232      9,195     11,772       426     9,915
Proceeds from issuance of ordinary shares............       20         --        123        36       166
Proceeds from shareholders' loans....................    1,039         --         --        --        --
Advances from related parties........................      600         --         --        --        --
                                                       -------   --------   --------   -------   -------
Net cash provided by financing activities............   17,891     10,716     12,374       462     9,828
                                                       -------   --------   --------   -------   -------
Net increase (decrease) in cash and cash
  equivalents........................................   12,068     (5,691)        72    (3,916)    4,688
Cash and cash equivalents at beginning of the
  period.............................................       --     12,068      6,377     6,377     6,449
                                                       -------   --------   --------   -------   -------
Cash and cash equivalents at end of the period.......  $12,068   $  6,377   $  6,449     2,461   $11,137
                                                       =======   ========   ========   =======   =======
NONCASH INVESTING AND FINANCING TRANSACTIONS
Conversion of payable to related parties into
  redeemable convertible preferred stock.............  $   600   $     --   $     --        --        --
                                                       =======   ========   ========   =======   =======
Issuance of Series E preferred stock upon acquisition
  of Lanacom.........................................  $    --   $  3,454   $     --        --        --
                                                       =======   ========   ========   =======   =======
Issuance of ordinary shares for notes receivable.....                  --         --        --    (3,538)
                                                       =======   ========   ========   =======   =======
SUPPLEMENTAL DISCLOSURE
Interest paid during the period......................  $     3   $     25   $     87   $    64   $     4
                                                       =======   ========   ========   =======   =======

                            See accompanying notes.

                           BACKWEB TECHNOLOGIES LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 (INFORMATION FOR THE THREE MONTHS ENDED MARCH 31, 1998 AND 1999 IS UNAUDITED)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION AND BASIS OF PRESENTATION

     BackWeb Technologies Ltd. was incorporated under the laws of Israel in August 1995 and commenced operations in November 1995. BackWeb Technologies Ltd. and its subsidiaries (collectively, "BackWeb" or the "Company") is a provider of Internet communication infrastructure and applications software that enables companies to communicate business-critical, time-sensitive information throughout their enterprise of customers, partners and employees. BackWeb sells its products primarily to end users from a variety of industries, including the telecommunications, financial and the computer industries.

     Subsidiaries consist of its wholly owned subsidiaries, BackWeb Technologies, Inc., a U.S. corporation; BackWeb Canada, Inc., a Canadian corporation; and BackWeb B.V., a Netherlands corporation, and BackWeb K.K. Ltd, a Japanese corporation.

     The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States. Intercompany accounts and transactions have been eliminated in consolidation.

     A majority of BackWeb's revenues are derived from sales to a limited number of customers in the United States. U.S. sales represented 100%, 89%, 79% and 82% of total revenues in 1996, 1997, 1998 and in the three months ended March 31, 1999.

INTERIM FINANCIAL INFORMATION

     The financial information at March 31, 1999 and for the three months ended March 31, 1998 and 1999 is unaudited but, in the opinion of management, has been prepared on the same basis as the annual financial statements and includes all adjustments (consisting only of normal recurring adjustments) and that BackWeb considers necessary for a fair presentation of the financial position at such date and the operating results and cash flows for those periods. Results for the interim period are not necessarily indicative of the results to be expected for the entire year.

REVENUE RECOGNITION

     License revenues are comprised of perpetual or multiyear licensee fees which are primarily derived from contracts with corporate customers and resellers. License revenue is recognized when a license agreement has been executed or a definitive purchase order has been received, the product has been delivered to end customers, no significant BackWeb obligations with regard to implementation remain, the fee is fixed and determinable, and collectibility is probable. For electronic delivery, the software is considered to have been delivered when BackWeb has provided the customer with the access codes that allow for immediate possession of the software. If the fee due from the customer is not fixed and determinable, revenue is recognized as payments become due from the customer. If collectibility is not considered probable, revenue is recognized when the fee is collected. Revenue on arrangements with customers who are not the ultimate users (primarily resellers) is not recognized until the product is delivered to the end user.

     Service revenues are comprised of revenue from support arrangements, consulting fees and training. BackWeb's policy is to recognize license revenue when these associated services that are not essential to the functionality of the product. To date, these services have not been

                           BACKWEB TECHNOLOGIES LTD.

 (INFORMATION FOR THE THREE MONTHS ENDED MARCH 31, 1998 AND 1999 IS UNAUDITED)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

REVENUE RECOGNITION (CONTINUED)
essential to the functionality of the product. Support arrangements provide technical support and the right to unspecified upgrades on an if-and-when-available basis. Revenue from support arrangements is deferred and recognized on a straight-line basis as services revenue over the life of the related agreement, which is typically one year. Consulting and training revenue is deferred and recognized when provided to the customer. Customer advances and billed amounts due from customers in excess of revenue recognized are recorded as deferred revenue.

     BackWeb adopted Statement of Position 97-2, "Software Revenue Recognition" ("SOP 97-2"), and Statement of Position 98-4, "Deferral of the Effective Date of a Provision of SOP 97-2, Software Revenue Recognition" ("SOP 98-4"), as of January 1, 1998. SOP 97-2 and SOP 98-4 provide guidance for recognizing revenue on software transactions and supersede Statement of Position 91-1. The adoption of SOP 97-2 and SOP 98-4 did not have a material impact on BackWeb's financial results.

     In December 1998, the American Institute of Certified Public Accountants issued Statement of Position 98-9, "Modification of SOP 97-2, Software Revenue Recognition, With Respect to Certain Transactions" ("SOP 98-9"). SOP 98-9 amends SOP 98-4 to extend the deferral of the application of certain passages of SOP 97-2 provided by SOP 98-4 through fiscal years beginning on or before March 15, 1999. All other provisions of SOP 98-9 are effective for transactions entered into in fiscal years beginning after March 15, 1999. BackWeb has not yet determined the effect of the final adoption of SOP 98-9 on its financial condition or results of operations.

USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

RESEARCH AND DEVELOPMENT

     Research and development expenditures are charged to operations as incurred. Statement of Financial Accounting Standard ("SFAS") No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed," requires capitalization of certain software development costs subsequent to the establishment of technological feasibility. Based on BackWeb's product development process, technological feasibility is established upon the completion of a working model. BackWeb generally does not incur any costs between the completion of the working model and the point at which the product is ready for general release. Therefore, through December 31, 1998, BackWeb has charged all software development costs to research and development expense in the period incurred.

FOREIGN CURRENCY TRANSACTIONS

     BackWeb has elected to prepare its financial statements in U.S. dollars, which is also BackWeb's functional currency. Most of our sales are in U.S. dollars. However, a significant substantial portion of BackWeb's research and development expenses are denominated in New Israeli Shekels ("NIS"). Since the U.S. dollar is the primary currency in the economic

                           BACKWEB TECHNOLOGIES LTD.

 (INFORMATION FOR THE THREE MONTHS ENDED MARCH 31, 1998 AND 1999 IS UNAUDITED)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

FOREIGN CURRENCY TRANSACTIONS (CONTINUED) environment in which BackWeb conducts its operations the U.S. dollar is the functional currency of BackWeb Technologies Ltd. and each of its subsidiaries.

     Monetary accounts maintained in currencies other than the dollar (principally cash and liabilities) are remeasured using the foreign exchange rate at the balance sheet date in accordance with SFAS No. 52, "Foreign Currency Translations." Operational accounts and nonmonetary balance sheet accounts are measured and recorded in current operations at the rate in effect at the date of the transaction. The foreign currency remeasurement effect for 1998 was a gain of $163,000. The foreign currency remeasurement effects were insignificant in 1996 and 1997.

ADVERTISING COSTS

     BackWeb accounts for advertising costs as expense in the period in which the costs are incurred. Advertising expense for the years ended December 31, 1996, 1997 and 1998 were $846,000, $756,000 and $42,000.

CASH EQUIVALENTS

     Cash equivalents consist of money market accounts and bank time deposits. BackWeb considers all highly liquid investments with an original maturity from date of purchase of three months or less to be cash equivalents.

PROPERTY AND EQUIPMENT

     Property and equipment are stated at cost, net of accumulated depreciation. Property and equipment are depreciated on a straight-line basis over the estimated useful lives of the assets, generally three to five years.

INTANGIBLE ASSETS

     BackWeb recorded goodwill representing the excess of the aggregate purchase price over the fair value of the tangible and intangible assets acquired in connection with the acquisition of Lanacom, Inc., ("Lanacom") (see Note 2). Goodwill, developed technology and other identified intangibles are amortized on a straight-line basis over the estimated useful life. The amortization of developed technology, amounting to $60,000, $160,000 and $40,000 in 1997, 1998 and in the three months ended March 31, 1999 is included in cost of license revenues. BackWeb regularly performs reviews to determine if the carrying value of the assets is impaired. The reviews take into consideration the existence of facts or circumstances, either internal or external, which indicate that the carrying value of the asset cannot be recovered. No such impairment has been indicated to date. If such impairment will be indicated, the recoverability analysis of the long lived assets will consist of calculation of the present value of the undiscounted expected future cash flows from the respective assets and comparison of the resulting present value to the carrying

                           BACKWEB TECHNOLOGIES LTD.

 (INFORMATION FOR THE THREE MONTHS ENDED MARCH 31, 1998 AND 1999 IS UNAUDITED)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

INTANGIBLE ASSETS (CONTINUED)
amount. Intangible assets, which include $4,007,000 of intangibles acquired pursuant to the Lanacom acquisition and $197,000 of other intangibles, consist of the following (in thousands):

                                        ESTIMATED       DECEMBER 31,
                                          USEFUL      ----------------    MARCH 31,
                                           LIFE        1997      1998       1999
                                        ----------    ------    ------   -----------
                                        (IN YEARS)                       (UNAUDITED)
Goodwill..............................     2.5        $3,224    $3,224     $3,224
Developed technology..................     2.5           400       400        400
Other intangibles.....................       2           580       580        580
                                                      ------    ------     ------
                                                       4,204     4,204      4,204
Less: Accumulated amortization........                   617     2,380      2,815
                                                      ------    ------     ------
Goodwill and other intangibles, net...                $3,587    $1,824     $1,389
                                                      ======    ======     ======

CONCENTRATION OF CREDIT RISK

     Financial instruments, which potentially subject BackWeb to concentrations of credit risk, consist of cash investments and trade receivables. BackWeb's cash investments generally consist of money market funds and a certificate of deposit with qualified financial institutions. The carrying amount of these financial instruments, as well as debt instruments, are recorded at cost, which approximates their fair value.

     BackWeb sells its products to customers primarily in the United States. BackWeb performs ongoing credit evaluations of its customers' financial condition and generally does not require collateral. BackWeb maintains reserves to provide for estimated credit losses. Provisions for bad debts in the years ended December 31, 1997 and 1998 were $485,000 and $677,000. Write-offs of uncollectible accounts in the years ended December 31, 1997 and 1998 totaled $10,000 and $591,000. In 1997, revenues from two customers represented 19% and 11% of total revenues. No customer represented more than 10% of total revenues in 1998.

NET LOSS PER SHARE

     Basic and diluted net loss per share are presented in accordance with SFAS No. 128, "Earnings per Share" ("SFAS 128"), for all periods presented. Pursuant to the Securities and Exchange Commission Staff Accounting Bulletin No. 98, ordinary shares and convertible preferred shares issued or granted for nominal consideration prior to the anticipated effective date of BackWeb's initial public offering (the "Offering", see Note 11) must be included in the calculation of basic and diluted net loss per share as if they had been outstanding for all periods presented. To date, BackWeb has not had any issuances or grants for nominal consideration.

     Basic and diluted net loss per share have been computed using the weighted-average number of ordinary shares outstanding during the period. Basic and diluted pro forma net loss per share, as presented in the statements of operations, have been computed as described above and also give effect to the conversion of all preferred shares excluding, the Series E preferred share comprised of the redeemable convertible preferred and the convertible preferred

                           BACKWEB TECHNOLOGIES LTD.

 (INFORMATION FOR THE THREE MONTHS ENDED MARCH 31, 1998 AND 1999 IS UNAUDITED)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

NET LOSS PER SHARE (CONTINUED)
shares that will convert automatically upon completion of the Offering (using the as-if converted method) from original date of issuance.

     The following table presents the calculation of basic and diluted and pro forma basic and diluted net loss per ordinary share (in thousands, except per share data):

                                                           YEAR ENDED      THREE MONTHS
                                                          DECEMBER 31,    ENDED MARCH 31,
                                                              1998             1999
                                                          ------------    ---------------
                                                                          (UNAUDITED)
Net loss................................................    $(14,607)        $ (3,686)
                                                            ========         ========
Basic and diluted:
  Weighted-average shares...............................       2,408            2,703
  Less weighted-average shares subject to repurchase....          --              (76)
                                                            --------         --------
Shares used in computing basic and diluted net loss per
  share.................................................       2,408            2,627
                                                            ========         ========
Basic and diluted net loss per share....................    $  (6.07)        $  (1.40)
                                                            ========         ========
Pro forma:
  Shares used above.....................................       2,408            2,627
  Pro forma adjustment to reflect weighted effect of
     assumed conversion of redeemable convertible and
     convertible preferred stock (unaudited)............      18,800           20,431
                                                            --------         --------
  Shares used in computing pro forma basic and diluted
     net loss per share (unaudited).....................      21,208           23,058
                                                            ========         ========
  Pro forma basic and diluted net loss per share
     (unaudited)........................................    $  (0.69)        $  (0.16)
                                                            ========         ========

     All preferred stock, outstanding stock options, and warrants have been excluded from the calculation of the diluted loss per ordinary share because all such securities are antidilutive for all periods presented. The total number of ordinary shares related to preferred stock, outstanding options and warrants excluded from the calculations of diluted net loss per share were 16,069,329, 20,796,354, 25,657,825 and 28,182,944 for the years ended December 31, 1996,
1997, 1998 and the three months ended March 31, 1999. Also excluded from the per share calculation are the BWC exchangeable shares represented by the one share of Series E Preferred Stock (see Note 2). Such securities would have been included in the computation of diluted net income per share using the treasury stock method.

UNAUDITED PRO FORMA SHAREHOLDERS' EQUITY

     If the Offering is consummated, all of the preferred stock, with the exception of the Series E preferred stock, will be automatically converted into ordinary shares upon completion of the Offering (see Note 8). Unaudited pro forma shareholders' equity at March 31, 1999, as adjusted for the assumed conversion of such shares, is disclosed on the balance sheet.

                           BACKWEB TECHNOLOGIES LTD.

 (INFORMATION FOR THE THREE MONTHS ENDED MARCH 31, 1998 AND 1999 IS UNAUDITED)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
STOCK-BASED COMPENSATION

     BackWeb has elected to follow APB 25 and related interpretations in accounting for its employee stock options. The alternative fair value accounting provided for under SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), requires use of option valuation models that were not developed for use in valuing employee stock options. Under APB 25, when the exercise price of BackWeb's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized. See the pro forma disclosures of the application of SFAS 123 in Note 8.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

     Effective January 1, 1998, BackWeb adopted SFAS No. 130, "Reporting Comprehensive Income" ("SFAS 130"). SFAS 130 establishes standards for reporting and display of comprehensive income and its components in a full set of general purpose financial statements. Adoption of SFAS 130 had no impact on BackWeb's financial position, results of operations and disclosures, as BackWeb had no items of other comprehensive income in any period presented.

     Effective January 1, 1998, the Company adopted SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information" ("SFAS 131"). SFAS 131 superseded SFAS No. 14, "Financial Reporting for Segments of a Business Enterprise." SFAS 131 establishes standards for the way that public business enterprises report information about operating segments in interim financial reports. SFAS 131 also establishes standards for related disclosures about products and services, geographic areas, and major customers. The adoption of SFAS 131 did not effect results of operations or financial position, but did affect the disclosure of geographic information for assets (see Note 10).

     In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"). BackWeb is required to adopt SFAS 133 for the year ending December 31, 2000. SFAS 133 establishes methods of accounting for derivative financial instruments and hedging activities. Because BackWeb currently holds no derivative financial instruments as defined by SFAS 133 and does not currently engage in hedging activities, adoption of SFAS 133 is not expected to have a material effect on BackWeb's financial condition or results of operations.

     In March 1998, the American Institute of Certified Public Accountants issued SOP 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" ("SOP 98-1"). SOP 98-1 requires that entities capitalize certain costs related to internal use software once certain criteria have been met. BackWeb is required to implement SOP 98-1 for the year ending December 31, 1999. Adoption of SOP 98-1 is not expected to have a material impact on BackWeb's financial condition or results of operations.

2. ACQUISITION OF LANACOM, INC.

     In August 1997, BackWeb acquired all of the outstanding shares of Lanacom, a Canadian corporation, a developer of technology software products in a stock-for-stock transaction. The transaction was carried out through a wholly owned subsidiary of BackWeb Technologies Ltd., BackWeb Canada, Inc. ("BWC"), and was accounted for under the purchase method of accounting.

                           BACKWEB TECHNOLOGIES LTD.

 (INFORMATION FOR THE THREE MONTHS ENDED MARCH 31, 1998 AND 1999 IS UNAUDITED)

2. ACQUISITION OF LANACOM, INC. (CONTINUED)
     Under the terms of the agreement, BackWeb issued 8,532,909 shares of BWC and granted options to purchase 341,667 BackWeb ordinary shares, to Lanacom's stock and option holders at the date of the acquisition. 2,867,373 shares of BWC exchangeable common shares were placed in escrow. The escrow shares were to be distributed to the Lanacom shareholders during 1998, and were for the satisfaction of (i) any shortfall in Lanacom's recorded net liabilities at the closing or (ii) any losses to BackWeb resulting from any losses incurred by BackWeb by reason of the breach by Lanacom of any representations, warranties, covenants or agreements in the acquisition agreement. As of the date of the acquisition, management believed that all escrow shares were to be distributed to Lanacom's shareholders. On March 25, 1999, BackWeb entered into a settlement agreement and mutual release with a former shareholder of Lanacom pursuant to which 746,404 shares of BWC exchangeable common stock which had been previously held in escrow and which were further subject to certain employment continuation conditions, under the former shareholder employment contract, were released to BackWeb. The release of these shares is reflected in the financial statements at December 31, 1998.

     Each exchangeable BWC share issued in connection with the acquisition is exchangeable, at any time and at the election of the holder thereof, into 0.33 ordinary shares of BackWeb reflecting the one-for-three reverse ordinary stock split described in Note 11 (subject to further adjustments for stock splits, stock dividends, reclassifications, and the like). In connection with the acquisition, BackWeb issued one share of Series E preferred stock which entitled each holder of a BWC exchangeable share to voting rights equal to 0.33 ordinary shares of BackWeb, reflecting the one-for-three reverse ordinary stock split.

     The purchase price of $3,904,000 was determined based on the value of the shares originally issued and options granted. The purchase price was allocated based upon the estimated fair value of the net assets acquired as follows (in thousands):

Goodwill....................................................  $3,224
Acquired developed technology...............................     400
Acquired other identifiable intangible assets...............     383
Assumed liabilities in excess of assets acquired............    (103)
                                                              ------
                                                              $3,904
                                                              ======

     The acquired developed technology is comprised of three related software products which as of the acquisition date, had achieved technological feasibility. The valuation was based on the stand alone technology of Lanacom, not considering BackWeb's plans of integration. To determine the value of the acquired developed technology, the expected future cash flows of the existing developed technology were based on forecasts of future results that management believed were likely to occur, at the time of the acquisition. However, no assurance can be given that deviations from these projections will not occur. The future cash flows were discounted taking into account the expected income stream, size of existing markets, growth rates of existing and future markets, as well as the evaluation of anticipated product life cycles, and associated risks. Revenues and related expenses for the developed technology were estimated from the date of the acquisition and extended through the year 2000.

PRO FORMA FINANCIAL INFORMATION

     The operations of Lanacom are included in BackWeb's consolidated operating results from August 1, 1997. The following unaudited pro forma information presents the results of operations of BackWeb and Lanacom for the year ended December 31, 1997 as if the acquisition had been

                           BACKWEB TECHNOLOGIES LTD.

 (INFORMATION FOR THE THREE MONTHS ENDED MARCH 31, 1998 AND 1999 IS UNAUDITED)

2. ACQUISITION OF LANACOM, INC. (CONTINUED)

PRO FORMA FINANCIAL INFORMATION (CONTINUED) consummated as of January 1, 1997. This pro forma information does not purport to be indicative of what would have occurred had the acquisition been made as of this date or of results which may occur in the future (in thousands, except per share data):

                                                               YEAR ENDED
                                                              DECEMBER 31,
                                                                  1997
                                                              ------------
                                                              (UNAUDITED)
Total revenues..............................................    $  5,625
                                                                ========
Net loss....................................................    $(17,182)
                                                                ========
Basic and diluted net loss per share........................    $  (7.99)
                                                                ========

3. PROPERTY AND EQUIPMENT

     Property and equipment at cost, consists of the following (in thousands):

                                             DECEMBER 31,
                                           ----------------     MARCH 31,
                                            1997      1998        1999
                                           ------    ------    -----------
                                                               (UNAUDITED)
Computer equipment.......................  $1,227    $1,493      $ 1,600
Office equipment, furniture, fixtures,
  and other..............................     284       408          435
                                           ------    ------      -------
                                            1,511     1,901        2,035
Less accumulated depreciation............    (342)     (871)      (1,046)
                                           ------    ------      -------
Property and equipment, net..............  $1,169    $1,030      $   989
                                           ======    ======      =======

4. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

     Accounts payable and accrued liabilities consist of the following (in thousands):

                                             DECEMBER 31,
                                           ----------------     MARCH 31,
                                            1997      1998        1999
                                           ------    ------    -----------
                                                               (UNAUDITED)
Accounts payable.........................  $1,462    $  841      $  604
Accrued compensation.....................     811     1,256       1,122
Other....................................   1,552     1,260       1,963
                                           ------    ------      ------
                                           $3,825    $3,357      $3,689
                                           ======    ======      ======

5. RELATED PARTIES

SHAREHOLDERS' LOAN

     In 1995, BackWeb signed an agreement with its early investors (the "Early Investors"), according to which the Early Investors provided BackWeb with loan financing in the amount of

                           BACKWEB TECHNOLOGIES LTD.

 (INFORMATION FOR THE THREE MONTHS ENDED MARCH 31, 1998 AND 1999 IS UNAUDITED)

5. RELATED PARTIES (CONTINUED)

SHAREHOLDERS' LOAN (CONTINUED)
$500,000. The loan is denominated in NIS and linked to the Israeli consumer price index. The loan is payable at a rate of 2.5% of cumulative consolidated revenues in excess of $5,000,000. In addition, effective September 30, 1996, $748,000 of accounts payable to the Early Investors were converted into a shareholders' loan on the same terms as the $500,000 loan. As of December 31, 1998, no repayment has been made. As of December 31, 1998, the loan balance, reflecting currency conversion adjustments, is $1,155,000. As of March 31, 1999, the loan balance was $927,000 reflecting currency conversion adjustments and repayment.

SERVICES FROM AFFILIATES

     The Early Investors provide BackWeb with professional services relating primarily to management and administrative services, in return for reimbursement of specifically identified expenses and salaries. Amounts incurred for these services were approximately $540,000, $516,000, $220,000 and $24,000 during the years ended December 31, 1996, 1997, 1998 and the three months ended March 31, 1999.

     BackWeb reimburses BRM Technologies Ltd. ("BRM"), a related party, for technology and administrative services on the basis of specific cost plus markup and specifically identified expenses at cost. Amounts incurred for these services were approximately $1.6 million, $1.2 million, $873,000 and $67,000 during the years ended December 31, 1996, 1997, 1998 and the three months ended March 31, 1999.

     BackWeb believes that the amounts charged in connection with the services from founders approximate the cost that would have been incurred if BackWeb would have incurred these costs internally.

STOCK OPTIONS

     Pursuant to the Founding Agreement, BackWeb granted to its Early Investors the right to grant stock options for up to 792,167 ordinary shares any person or entity. Through December 31, 1998, options for 722,084 ordinary shares have been granted and 70,083 shares remained available and are reflected in the option activity summary in Note 8. This pool of options has been used by the Early Investors in granting options to employees and consultants of BRM and related companies.

     Deferred compensation expense related to the Early Investors' options amounting to $290,000 is included in amortization of goodwill, other intangibles and deferred stock compensation for the three months ended March 31, 1999. No compensation expense was recorded in prior periods as amounts ascribed to these options were immaterial.

                           BACKWEB TECHNOLOGIES LTD.

 (INFORMATION FOR THE THREE MONTHS ENDED MARCH 31, 1998 AND 1999 IS UNAUDITED)

6. COMMITMENTS AND CONTINGENCIES

LEASES

     BackWeb leases its office facilities under cancelable and noncancelable operating leases. Future rental payments on a fiscal year basis under noncancelable operating leases with initial terms in excess of one year are as follows (in thousands):

1999........................................................  $  830
2000........................................................     781
2001........................................................     693
2002........................................................     153
                                                              ------
                                                              $2,457
                                                              ======

     Rent expense approximated $165,000, $458,000, and $695,000 for the years ended December 31, 1996, 1997, and 1998.

BANK LINE OF CREDIT

     In December 1998, BackWeb entered into a line of credit agreement with a bank which provides for formula and nonformula revolving credit loans aggregating up to $6,500,000. The line of credit is secured by substantially all of BackWeb's assets. Borrowings under the line of credit bear interest at the bank's prime rate plus 2%-4%. The borrowing under the line of credit at December 31, 1998 and March 31, 1999 in the amount of $2,000,000 bears interest at prime plus 4%.

     The amount available under the formula loans is limited to the lower of $3,000,000 or an amount equal to 85% of eligible accounts receivable. The amount available under the nonformula loans and term loans are $2,000,000 and $1,500,000, respectively. As of December 31, 1998, BackWeb had $1,220,000 in unused availability under the formula and nonformula line of credit and utilized $2,000,000 of the amount available under the line of credit. The loan is due in December 1999.

     In 1997, BackWeb had a credit agreement with a different financial institution. BackWeb repaid the outstanding balance under this credit agreement in 1998.

ROYALTY COMMITMENTS

     In 1997, BackWeb entered into an in-license agreement which include future royalty commitments at the rate of generally 1% of product revenues which incorporate the licensed technology into products sold by BackWeb. As of December 31, 1998, such royalty commitments have not been met.

7. ACCRUED SEVERANCE PAY, NET

     BackWeb's liability for severance pay is calculated pursuant to Israeli severance pay law based on the most recent salary of the employees multiplied by the number of years of employment as of the balance sheet date. BackWeb records as expense the net increase in its funded or unfunded severance liability. Employees are entitled to one month salary for each year of employment, or a portion thereof. The Company's liability is fully provided by monthly deposits with severance pay funds, insurance policies and by an accrual. Deposits with severance pay funds and insurance policies are not under the control of BackWeb.

                           BACKWEB TECHNOLOGIES LTD.

 (INFORMATION FOR THE THREE MONTHS ENDED MARCH 31, 1998 AND 1999 IS UNAUDITED)

7. ACCRUED SEVERANCE PAY, NET (CONTINUED)
     The deposited funds include investment income accumulated up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to Israeli severance pay law or labor agreements. The value of the deposited funds are based on the cash surrendered value of these policies, and include the accumulated investment income, which has been immaterial to date.

     The net accrual severance pay liability reported in the balance sheets reflects the following (in thousands):

                                                               DECEMBER 31,
                                                              --------------
                                                              1997     1998
                                                              -----    -----
Accrued severance pay.......................................  $ 197    $ 279
Less amount funded..........................................   (123)    (186)
                                                              -----    -----
Unfunded portion, net accrued severance pay.................  $  74    $  93
                                                              =====    =====

     Severance expense for the years ended December 31, 1996, 1997 and 1998 was $88,000, $197,000 and $279,000.

8. REDEEMABLE CONVERTIBLE PREFERRED STOCK AND SHAREHOLDERS' EQUITY (NET CAPITAL DEFICIENCY)

PREFERRED STOCK

     Preferred stock consists of the following:

                          SHARES                   SHARES ISSUED                      LIQUIDATION
                       AUTHORIZED AT              AND OUTSTANDING                    PREFERENCE AT
                       DECEMBER 31,    -------------------------------------   --------------------------
                         1997 AND           DECEMBER 31,          MARCH 31,    DECEMBER 31,    MARCH 31,
                           1998           1997         1998         1999           1998          1999
                       -------------   ----------   ----------   -----------   ------------   -----------
                                                                 (UNAUDITED)                  (UNAUDITED)
Redeemable
  convertible
  preferred stock:
Series B.............    4,237,640      4,237,640    4,237,640    4,237,640    $ 3,207,893    $ 3,207,893
Series C-1...........   10,482,608     10,482,608   10,482,608   10,482,608     12,054,999     12,054,999
Series C-2...........    3,919,129      2,108,696    3,047,232    3,047,232      3,504,317      3,504,317
Series D.............   17,400,000      8,077,797   17,391,308   26,039,123     20,000,004     29,944,991
                        ----------     ----------   ----------   ----------    -----------    -----------
                        36,039,377     24,906,741   35,158,788   43,806,603    $38,767,213    $48,712,200
                        ==========     ==========   ==========   ==========    ===========    ===========
Series A convertible
  preferred stock....   25,464,110     25,464,110   25,464,110   25,464,110    $ 2,024,397    $ 2,024,397
                        ==========     ==========   ==========   ==========    ===========    ===========
Series E preferred
  stock..............            1              1            1            1             --             --
                        ==========     ==========   ==========   ==========    ===========    ===========

     Each share of Series A convertible preferred stock and each share of Series B, C, and D redeemable convertible preferred stock is convertible at the option of the holder, at any time, into 0.33 ordinary shares, subject to certain antidilution adjustments, including for issuances of additional ordinary shares for consideration per share less than the conversion price of any series of redeemable convertible preferred and convertible preferred stock. Outstanding shares of convertible preferred stock automatically convert into ordinary shares on the closing of an

                           BACKWEB TECHNOLOGIES LTD.

 (INFORMATION FOR THE THREE MONTHS ENDED MARCH 31, 1998 AND 1999 IS UNAUDITED)

8. REDEEMABLE CONVERTIBLE PREFERRED STOCK AND SHAREHOLDERS' EQUITY (NET CAPITAL DEFICIENCY) (CONTINUED)

PREFERRED STOCK (CONTINUED)
underwritten public offering of ordinary shares in which BackWeb receives at least $15,000,000 of net proceeds and the offering price per share is at least $6.90 (subject to adjustment for share splits, share dividends, and like events).

     Series A convertible preferred shareholders are entitled to receive dividends as and when declared for holders of ordinary shares calculated on the basis of the number of ordinary shares into which Series A convertible preferred stock could then be converted. Series B, C, and D redeemable convertible preferred shareholders are entitled to dividends in preference to other shares at an annual rate equal to 7% of the applicable issuance price when declared by the board of directors out of legally available funds. No dividends have been declared as of December 31, 1998.

     The Series A convertible preferred shareholders and the Series B, C, and D redeemable convertible preferred shareholders are entitled to receive, upon liquidation and in certain circumstances as upon a merger, acquisition or similar event, an amount per share equal to the equivalent in Israeli currency (subject to stock splits, stock dividends, reclassifications, and the like) at $0.0795, $0.757, $1.15, and $1.15, plus all declared but unpaid dividends. Any remaining assets shall be distributed on a pro rata basis among the holders of all preferred and ordinary shares.

     The Series A convertible preferred shareholders and the Series B, C, and D redeemable convertible preferred shareholders have voting rights based on the number of ordinary shares into which the preferred stock is convertible into.

     With the consent of a majority of the Series B, C-1, and D redeemable convertible preferred stock, in each case, voting separately as a single class, BackWeb, at the discretion of the board of directors, may redeem, in whole or in part, any of the outstanding Series B, C, or D redeemable convertible preferred stock at the price paid for each share plus all declared but unpaid dividends. In addition, upon the written request at any time after the 10th anniversary of the issuance of the Series D redeemable convertible preferred share, of the holders of a majority of the Series B, C-1, and D redeemable convertible preferred stock, voting together as a single class, BackWeb shall redeem all the Series B, C, and D redeemable convertible preferred stock outstanding at the applicable issuance price, together with all declared but unpaid dividends.

     Series E preferred stock was issued to a trustee in connection with the Lanacom acquisition (see Note 2) and represents the voting and exchange rights of the BWC exchangeable common shares. The registered holder of the Series E preferred stock is entitled to have a number of votes equal to the number of outstanding exchangeable shares of BWC. The holder of the Series E preferred stock shall not be entitled to receive any dividend declared and paid by BackWeb. However, if such dividend is declared by BackWeb, an equivalent dividend will be declared simultaneously by BWC on the exchangeable shares. Series E preferred stock shall be canceled when there will be no outstanding exchangeable shares of BWC.

     On March 24, 1999, BackWeb issued 8,647,815 shares of Series D redeemable convertible preferred stock to investors at $1.15 per share, resulting in gross cash proceeds of approximately $9.9 million.

                           BACKWEB TECHNOLOGIES LTD.

 (INFORMATION FOR THE THREE MONTHS ENDED MARCH 31, 1998 AND 1999 IS UNAUDITED)

8. REDEEMABLE CONVERTIBLE PREFERRED STOCK AND SHAREHOLDERS' EQUITY (NET CAPITAL DEFICIENCY) (CONTINUED)
ORDINARY SHARES

     Ordinary shares subject to future issuance are as follows:

                                                   DECEMBER 31,     MARCH 31,
                                                       1998           1999
                                                   ------------    -----------
                                                                   (UNAUDITED)
Conversion of redeemable convertible preferred
  and convertible preferred stock (Series A-D)...   20,207,632     23,090,237
Exchange of BWC shares (represented by Series E
  preferred stock) into ordinary shares..........    2,844,303      2,595,501
Exercise of outstanding options..................    5,304,466      4,946,980
Ordinary shares available for grant under stock
  option plans...................................    1,026,316      3,646,344
Exercise of preferred stock warrants outstanding
  and conversion to Ordinary shares..............      145,726        145,726
                                                    ----------     ----------
                                                    29,528,443     34,424,788
                                                    ==========     ==========

STOCK WARRANTS

     In December 1996 and March 1997, in connection with the Series C financing, BackWeb issued warrants to purchase 1,810,432 Series C-2 redeemable convertible preferred shares at an exercise price of $1.15 per share. In December 1998, warrants to purchase 938,536 shares were exercised while the remainder of 871,896 expired.

     In August 1997, in connection with a bank line of credit, BackWeb issued a warrant for the purchase of 52,178 shares of Series D redeemable convertible preferred shares at $1.15 per share. The warrant is exercisable through the earlier of August 2002 or an initial public offering of BackWeb's ordinary stock. The value ascribed to these warrants is immaterial for financial statement purposes.

     In December 1998, in connection with a bank loan, BackWeb issued a warrant for the purchase of 385,000 shares of Series C-2 redeemable convertible preferred shares at $1.15 per share. The warrant is exercisable through the earlier of a merger or consolidation of BackWeb, or December 2003. The warrant fair value of $224,000 is amortized over the term of the bank line of credit.

STOCK OPTION PLANS

     Under the 1996 Israeli Stock Option Plan (the "1996 Israeli Plan"), BackWeb is authorized to grant options to purchase ordinary shares to its Israeli employees and other eligible participants. Options granted under the 1996 Israeli Plan expire seven years from the date of grant and terminate upon termination of the optionee's employment or other relationship with BackWeb. The options vest ratably over a four-year period.

     Under the 1996 U.S. Stock Option Plan (the "1996 U.S. Plan"), BackWeb is authorized to grant incentive stock options to employees and nonstatutory stock options to employees, officers, directors and consultants at BackWeb or any other member of the BRM group. Options granted under the 1996 U.S. Plan expire no later than seven years from the date of grant and

                           BACKWEB TECHNOLOGIES LTD.

 (INFORMATION FOR THE THREE MONTHS ENDED MARCH 31, 1998 AND 1999 IS UNAUDITED)

8. REDEEMABLE CONVERTIBLE PREFERRED STOCK AND SHAREHOLDERS' EQUITY (NET CAPITAL DEFICIENCY) (CONTINUED)

STOCK OPTION PLANS (CONTINUED)
generally vest over a four year period. BackWeb is no longer granting options under the 96 U.S. Plan. In the event of merger, sale or dissolution of the Company, all options will terminate immediately, except to the extent options are assumed by the successor Company.

     Under the 1998 U.S. Option Plan (the "1998 U.S. Plan"), BackWeb is authorized to grant incentive stock options to employees and nonstatutory stock options and share purchase rights to employees, directors and consultants. The exercise price of incentive stock options must not be less than the fair market value of its ordinary share at the date of grant. Options granted under the 1998 U.S. Option Plan generally vest over four years. In the event of an acquisition of BackWeb, if the options are not assumed by the successor corporation, the options will accelerate and become fully vested.

     As of December 31, 1998, an aggregate of 6,666,667 shares have been reserved under the 1996 Israeli Plan, the 1996 U.S. Plan and the 1998 U.S. Plan, including those options already exercised.

     BackWeb's 1999 Employee Stock Purchase Plan was adopted by the board of directors on March 25, 1999 to be effective following the Offering. BackWeb has reserved a total of 600,000 shares for issuance under the plan. The number of shares reserved under the plan is subject to an annual increase on each anniversary beginning July 1, 2000 equal to lesser of 833,333 shares, 2% of the then outstanding shares or an amount determined by the Board. Eligible employees may purchase ordinary shares at 85% of the lesser of the fair market value of BackWeb's ordinary shares on the first day of the applicable offering period or the last day of the applicable purchase period.

     Also on March 25, 1999, the board of directors approved an increase to the number of shares reserved under the 1998 U.S. Plan by 3,600,000. The number of shares authorized and reserved under the plan will be subject to an annual increase on each anniversary beginning July 1, 2000 equal to the lesser of 1,400,000 shares, 3% of the outstanding shares on such date or an amount determined by the Board.

                           BACKWEB TECHNOLOGIES LTD.

 (INFORMATION FOR THE THREE MONTHS ENDED MARCH 31, 1998 AND 1999 IS UNAUDITED)

8. REDEEMABLE CONVERTIBLE PREFERRED STOCK AND SHAREHOLDERS' EQUITY (NET CAPITAL DEFICIENCY) (CONTINUED)

STOCK OPTION PLANS (CONTINUED)
     A summary of activity under the stock option plans is as follows:

                                                                                         WEIGHTED-
                                                                             WEIGHTED-    AVERAGE
                                      SHARES                                  AVERAGE    FAIR VALUE
                                    AVAILABLE      OPTIONS      PRICE PER    EXERCISE    OF OPTION
                                    FOR GRANT    OUTSTANDING      SHARE        PRICE      GRANTED
                                    ----------   -----------   -----------   ---------   ----------
  Options authorized..............   5,000,000           --             --        --
  Options granted.................  (1,751,500)   1,751,500    $0.03-$0.36     $0.21
  Options canceled................      50,000      (50,000)   $0.24-$0.36     $0.24
                                    ----------   ----------
Balance at December 31, 1996......   3,298,500    1,701,500    $0.03-$0.36     $0.09       $0.03
  Options granted.................  (1,890,367)   1,890,367    $1.05-$1.20     $1.17
  Options exercised...............          --      (15,000)   $0.03-$0.24     $0.18
  Options canceled................     191,667     (191,667)   $0.03-$1.20     $0.90
                                    ----------   ----------
Balance at December 31, 1997......   1,599,800    3,385,200    $0.03-$1.20     $0.66       $0.21
  Options authorized..............   1,666,667           --             --        --
  Options granted.................  (3,236,500)   3,236,500    $1.20-$2.10     $1.83
  Options exercised...............          --     (320,885)   $0.03-$1.20     $0.39
  Options canceled................     996,349     (996,349)   $0.12-$1.50     $1.05
                                    ----------   ----------
Balance at December 31, 1998......   1,026,316    5,304,466    $0.03-$2.10     $1.32       $0.33
                                    ----------   ----------
  Options authorized (Unaudited)..   3,600,000           --             --        --
  Options granted (Unaudited).....  (1,088,722)   1,088,722    $1.50-$6.30     $4.03
  Options exercised (Unaudited)...          --   (1,337,458)   $0.03-$5.79     $2.77
  Options canceled (Unaudited)....     108,750     (108,750)   $0.24-$3.00     $1.80
                                    ----------   ----------
Balance at March 31, 1999
  (Unaudited).....................   3,646,344    4,946,980    $ 0.03-6.30     $1.51       $0.62
                                    ==========   ==========

     Exercise prices for options outstanding as of December 31, 1998 and the weighted-average remaining contractual life are as follows:

                                  OPTIONS OUTSTANDING                    OPTIONS EXERCISABLE
                       ------------------------------------------    ---------------------------
                                          WEIGHTED-
                           NUMBER          AVERAGE      WEIGHTED-                      WEIGHTED-
      RANGE OF         OUTSTANDING AT     REMAINING      AVERAGE     EXERCISABLE AT     AVERAGE
      EXERCISE          DECEMBER 31,     CONTRACTUAL    EXERCISE      DECEMBER 31,     EXERCISE
       PRICES               1998            LIFE          PRICE           1998           PRICE
      --------         --------------    -----------    ---------    --------------    ---------
                                         (IN YEARS)
        $0.03              824,667           4.0          $0.03          808,000         $0.03
    $0.12 - $1.05          464,833           5.0          $0.34          193,000         $0.29
        $1.20            1,023,133           6.2          $1.20          327,811         $1.20
        $1.50            1,161,000           7.6          $1.50               --            --
        $2.10            1,830,833           9.2          $2.10           11,667          2.10
---------------------    ---------          ----          -----        ---------         -----
$0.03 - $2.10........    5,304,466           7.0          $1.32        1,340,478         $0.37
=====================    =========          ====          =====        =========         =====

                           BACKWEB TECHNOLOGIES LTD.

 (INFORMATION FOR THE THREE MONTHS ENDED MARCH 31, 1998 AND 1999 IS UNAUDITED)

8. REDEEMABLE CONVERTIBLE PREFERRED STOCK AND SHAREHOLDERS' EQUITY (NET CAPITAL DEFICIENCY) (CONTINUED)

STOCK OPTION PLANS (CONTINUED)
     As of March 31, 1999, there were 1,692,954 ordinary shares options exercisable at a weighted average exercise price of $0.9.

     During the year ended December 31, 1998 and the three months ended March 31, 1999, in connection with the grant of certain share options, BackWeb recorded deferred stock compensation of $1,859,000 and $2,608,000 respectively representing the difference between the exercise price and the deemed fair value of BackWeb's ordinary share on the date such stock options were granted. Such amount is being amortized based on an accelerated method over the vesting period of the options, generally four years. In 1998 and the three months ended March 31, 1999, BackWeb recorded amortization of deferred stock compensation expense of approximately $221,000 and $807,000 respectively. At March 31, 1999, BackWeb had a total of $3,439,000 remaining to be amortized.

RESTRICTED SHARES ISSUED FOR PROMISSORY NOTES

     On March 25, 1999, several key employees and one director exercised options for 1,141,333 ordinary shares for promissory notes in the aggregate amount of $3,538,000. The notes are full recourse and are secured by the shares, bear interest at a rate of 6% per annum and are payable over the remaining options vesting period. The shares are restricted and are subject to a right of repurchase in favor of BackWeb in accordance with the original options' vesting schedule which is generally four years.

ACCOUNTING FOR STOCK-BASED COMPENSATION

     Pro forma information regarding net loss is required by SFAS 123, which also requires that the information be determined as if BackWeb has accounted for its employee stock options under the fair value method of that Statement. The fair value for these awards was estimated at the date of grant using the minimum value options pricing model. The minimum value options pricing valuation model was developed for use in estimating the fair value of options that have no vesting restrictions and are fully transferable. Option valuation models require the input of highly subjective assumptions. Because BackWeb's stock-based awards have characteristics significantly different from those of traded options and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its stock-based awards. The fair value of these options was estimated at the date of grant using the minimum value method option pricing model with the following weighted-average assumptions for 1996, 1997, and 1998: risk-free interest rates of approximately 6%, no dividend yield; and a weighted-average expected life of the option of approximately 3.46, 3.32, and 3.34 years.

                           BACKWEB TECHNOLOGIES LTD.

 (INFORMATION FOR THE THREE MONTHS ENDED MARCH 31, 1998 AND 1999 IS UNAUDITED)

8. REDEEMABLE CONVERTIBLE PREFERRED STOCK AND SHAREHOLDERS' EQUITY (NET CAPITAL DEFICIENCY) (CONTINUED)

ACCOUNTING FOR STOCK-BASED COMPENSATION (CONTINUED)
     For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. BackWeb's pro forma information follows:

                                                     DECEMBER 31,
                                            -------------------------------
                                             1996        1997        1998
                                            -------    --------    --------
                                                    (IN THOUSANDS)
Net loss:
  As reported.............................  $(7,684)   $(14,962)   $(14,607)
  Pro forma...............................  $(7,688)   $(15,055)   $(14,731)
Basic and diluted loss per share:
  As reported.............................  $ (6.95)   $  (6.96)   $  (6.07)
  Pro forma...............................  $ (6.95)   $  (7.00)   $  (6.12)

9. INCOME TAXES

     Pretax loss from foreign operations (non-Israeli) was $719,000 in 1996, $2,648,000 in 1997 and $3,621,000 in 1998.

ISRAELI INCOME TAXES

     BackWeb's investment program has been granted the status of "Approved Enterprise" by the Israeli government under the law for the Encouragement of Capital Investments, 1959 (the "Law"). Israeli income derived from the "Approved Enterprise" entitles BackWeb to tax exemption for a period of two years commencing the first year that it will earn taxable income, and to a reduced tax rate of 10%-25% for an additional 5 to 8 year period (depending on the rate of foreign investment in BackWeb). The tax benefit period is limited to the earliest of 12 years from completion of the investment under the plan or December 31, 2009. Thereafter, BackWeb will be subject to the regular corporate tax rate of 36% on its Israeli income. Income from sources other than the "Approved Enterprise" will be subject to tax at the regular rate of 36%.

     BackWeb currently has no plans to distribute such tax-exempt income as dividend and intends to retain future earnings to finance the development of the business. If the retained tax-exempt income is distributed in a manner other than in the complete liquidation of BackWeb, it would be taxed at the corporate tax rate applicable to such profits (currently 25%). As of December 31, 1998, BackWeb is in the process of completing the investments required under the program. Should BackWeb fail to meet conditions stipulated by the law and by the Approval certification, including making specified investments in fixed assets, maintaining the development and production nature of its facilities, and financing of at least 30% of the investment program through equity, it could be subject to corporate tax in Israel at the corporate rate of 36% and could be required to refund tax benefits already received at that time (inclusive of interest and penalties).

     As of December 31, 1998, BackWeb had approximately $30,000,000 of Israeli net operating loss carryforwards. The Israeli loss carryforwards have no expiration date. The Company expects that during the period these tax losses are utilized, its income would be substantially tax exempt.

                           BACKWEB TECHNOLOGIES LTD.

 (INFORMATION FOR THE THREE MONTHS ENDED MARCH 31, 1998 AND 1999 IS UNAUDITED)

9. INCOME TAXES (CONTINUED)

ISRAELI INCOME TAXES (CONTINUED)
Accordingly, there will be no tax benefit available from such losses and no deferred income taxes have been included in these financial statements.

U.S. INCOME TAXES

     At December 31, 1998, BackWeb had a U.S. federal net operating loss carryforward for income tax purposes of approximately $1,000,000. The net operating loss expires in various amounts between the years 2011 and 2018.

     Utilization of U.S. net operating losses may be subject to substantial annual limitation due to the "change in ownership" provisions of the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of net operating losses before utilization.

DEFERRED INCOME TAXES

     Deferred tax assets and liabilities reflect the net tax effects of net operating loss and of temporary differences between the carrying amounts of assets and liabilities for financial reporting and the amounts used for income tax purposes. Significant components of BackWeb's deferred tax assets and liabilities for federal and state income taxes are as follows:

                                                            DECEMBER 31,
                                                         ------------------
                                                          1997       1998
                                                         -------    -------
Deferred tax assets:
  U.S. net operating loss carryforwards................  $   300    $   400
  Other foreign net operating loss carryforwards.......      400      1,400
  Reserve not currently deductible.....................      200        200
  Other, net...........................................      100        200
                                                         -------    -------
Total deferred assets..................................    1,000      2,200
Valuation allowance....................................   (1,000)    (2,200)
                                                         -------    -------
Net deferred tax assets................................  $    --    $    --
                                                         =======    =======

     For the year ended December 31, 1997, the valuation allowance increased by $700,000.

     At December 31, 1998, BackWeb had other foreign net operating loss carryforwards of approximately $4.5 million. The net operating losses expire in various amounts between 2002 and 2005.

10. SEGMENTS AND GEOGRAPHIC INFORMATION

     BackWeb operates in one industry segment, the development and marketing of network application software. Operations in Israel and Canada include research and development and local sales. Operations in the U.S. include marketing and sales. The following is a summary of

                           BACKWEB TECHNOLOGIES LTD.

 (INFORMATION FOR THE THREE MONTHS ENDED MARCH 31, 1998 AND 1999 IS UNAUDITED)

10. SEGMENTS AND GEOGRAPHIC INFORMATION (CONTINUED) operations within geographic areas based on the location of the entity making that sale (in thousands):

                                  YEARS ENDED DECEMBER 31,
                                 ---------------------------   THREE MONTHS ENDED
                                 1996       1997       1998      MARCH 31, 1999
                                 -----     ------     ------   ------------------
                                                                  (UNAUDITED)
Revenues from sales to
  unaffiliated customers:
  Israel.......................  $  --     $  593     $1,623         $  724
  United States................     71      4,979      7,574          3,360
  Canada.......................     --         29        340             13
                                 -----     ------     ------         ------
                                 $  71     $5,601     $9,537         $4,097
                                 =====     ======     ======         ======
Long-lived assets:
  Israel.......................  $ 193     $  257     $  257         $  345
  United States................    272        972        650            574
  Canada.......................     --      3,527      1,849          1,436
  Other........................     --         --         98             23
                                 -----     ------     ------         ------
                                 $ 465     $4,756     $2,854         $2,378
                                 =====     ======     ======         ======

     Revenues generated in the U.S. and Canada (collectively, North America) are all to customers located in those geographic regions. Revenues generated in Israel consist of export sales to customers located in Europe and the Far East.

11. PROPOSED PUBLIC OFFERING AND RELATED MATTERS

     The board of directors has authorized BackWeb to file a registration statement with the U.S. Securities and Exchange Commission for an initial public offering of its ordinary shares.

     On March 25, 1999, the board of directors approved a one-for-three reverse ordinary stock split. The reverse stock split will be effected prior to the effective date of the Offering. All ordinary share numbers and preferred stock conversion ratios have been retroactively adjusted to reflect the reverse stock split.

     Also on March 25, 1999, the board of directors approved an increase in the authorized share capital of BackWeb to 150,000,000 ordinary shares and 50,000,000 shares of undesignated preferred stock.

                                  UNDERWRITING

     BackWeb and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman, Sachs & Co., BancBoston Robertson Stephens Inc., Lehman Brothers Inc. and Wit Capital Corporation are the representatives of the underwriters.

                                                              Number of
                        Underwriters                           Shares
                        ------------                          ---------
Goldman, Sachs & Co.........................................
BancBoston Robertson Stephens Inc...........................
Lehman Brothers Inc.........................................
Wit Capital Corporation.....................................
                                                              ---------

  Total.....................................................  5,500,000
                                                              =========

     If the underwriters sell more shares than the total number set forth in the table above, the underwriters have an option to buy up to an additional 825,000 shares from BackWeb to cover such sales. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

     The following tables show the per share and total underwriting discounts and commissions to be paid to the underwriters by BackWeb. Such amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional shares.

                           Paid by the Company
                       ---------------------------
                       No Exercise   Full Exercise
                       -----------   -------------
Per Share............       $              $
  Total..............       $              $

     Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount
of up to $     per share from the initial public offering price. Any such securities dealers may resell any shares purchased from the underwriters to
certain other brokers or dealers at a discount of up to $          per share
from the initial public offering price. If all the shares are not sold at the initial offering price the representatives may change the offering price and the other selling terms.

     Wit Capital, a member of the National Association of Securities Dealers, Inc. will participate in the offering as one of the underwriters. The National Association of
Securities Dealers, Inc. approved the membership of Wit Capital on September 4, 1997. Except for its participation as a manager in this offering, Wit Capital has no relationship with BackWeb or any of its founders or significant shareholders.

     We have agreed with the underwriters not to dispose of or hedge any of our ordinary shares or securities convertible into or exchangeable for ordinary shares during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except for certain gift to immediate family or with the prior written consent of the representatives. This agreement does not apply to any existing employee benefit plans. See "Shares Eligible for Future Sale" for a discussion of certain transfer restrictions.

     In addition, our officers and directors and substantially all holders of shares of capital stock of BackWeb have agreed that, subject to certain limited exceptions, they will not offer to sell, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of any ordinary shares owned of record or beneficially prior to the offering or any securities convertible into or exchangeable for such ordinary shares, for a period of 180 days following the date of the final prospectus for this offering without the prior written consent of the representatives (other than certain transfers to immediate family).

     At our request, the underwriters have reserved up to 349,000 ordinary shares for sale, at the initial public offering price, to employees and other friends of BackWeb through a directed share program. BackWeb has requested that the underwriters reserve an additional 200,000 ordinary shares at the initial public offering price to be offered to U S WEST Innovations, Inc., an affiliate of U S WEST Communications, Inc., one of BackWeb's customers. The number of ordinary shares available for sale to the general public in the public offering will be reduced to the extent such persons purchase such reserved shares.

     Prior to the offering, there has been no public market for the shares. The initial public offering price has been negotiated among BackWeb and the representatives. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be BackWeb's historical performance, estimates of our business potential and earnings prospects, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses.

     We have applied for quotation of the ordinary shares on the Nasdaq National Market under the symbol "BWEB."

     In connection with the offering, the underwriters may purchase and sell ordinary shares in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of the ordinary shares while the offering is in progress.

     The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

     These activities by the underwriters may stabilize, maintain or otherwise affect the market price of the ordinary shares. As a result, the price of the ordinary shares may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. These transactions may be effected on the Nasdaq National Market, in the over-the-counter market or otherwise.

     The underwriters do not expect sales to discretionary accounts to exceed five percent of the number of shares offered.

     We estimate that our share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $1.7 million.

     We have agreed to indemnify the several underwriters against liabilities under the Securities Act of 1933 or contribute to payments which the underwriters may be required to make in that respect.

     Certain investment partnerships of which affiliates of The Goldman Sachs Group, L.P., an affiliate of Goldman Sachs (lead manager of this offering), are general partner, managing general partner or investment manager, hold 9,818,029 preferred shares of BackWeb which upon the closing of this offering convert into 3,272,676 ordinary shares. In January 1998, BancAmerica Robertson Stephens Inc., an affiliate of BancBoston Robertson Stephens, one of the underwriters in this offering, participated as the placement agent for the Series D Preferred Shares.

----------------------------------------------------------
----------------------------------------------------------
      No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

                             ----------------------

                               TABLE OF CONTENTS

                                           Page
                                           ----
Prospectus Summary.......................    1
Risk Factors.............................    4
Special Note Regarding Forward Looking
  Statements.............................   13
Use of Proceeds..........................   13
Dividend Policy..........................   14
Capitalization...........................   15
Dilution.................................   16
Selected Consolidated Financial Data.....   17
Management's Discussion and Analysis of
  Financial Condition and Results
  Operations.............................   18
Business.................................   29
Management...............................   39
Related Party Transactions...............   45
Principal Shareholders...................   47
Description of Share Capital.............   49
Shares Eligible for Future Sale..........   53
Material United States Federal Income Tax
  Considerations.........................   54
Israeli Taxation and Investment
  Programs...............................   58
Conditions in Israel.....................   62
Where You Can Find More Information......   64
Reports to Security Holders..............   65
Legal Matters............................   65
Experts..................................   65
ISA Exemption............................   65
Index to Financial Statements............  F-1
Underwriting.............................  U-1

                             ----------------------

      Through and including                     , 1999 (the 25th day after the
date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer's obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

----------------------------------------------------------
----------------------------------------------------------
----------------------------------------------------------
----------------------------------------------------------

                                5,500,000 Shares

                              BACKWEB TECHNOLOGIES
                                      LTD.

                                Ordinary Shares

                         ------------------------------
                                 [BACKWEB LOGO]
                         ------------------------------

                              GOLDMAN, SACHS & CO.
                         BANCBOSTON ROBERTSON STEPHENS
                                LEHMAN BROTHERS
                            WIT CAPITAL CORPORATION
                      Representatives of the Underwriters
----------------------------------------------------------
----------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table sets forth all expenses, other than the underwriting discounts and commissions, payable by the Registrant in connection with the sale of the securities being registered. All amounts shown are estimates except for the SEC registration fee, the NASD filing fee and the NASDAQ National Market Fee.

SEC registration fee........................................  $   17,584
NASD filing fee.............................................       6,825
NASDAQ National Market Fees.................................      95,000
Blue Sky qualification fees and expenses....................       5,000
Israeli stamp duty..........................................     569,250
Printing and engraving expenses.............................     150,000
Accountant's fees and expenses..............................     300,000
Legal fees and expenses.....................................     500,000
Miscellaneous...............................................      56,341
                                                              ----------
          Total.............................................  $1,700,000
                                                              ==========

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Israeli law permits a company to insure an office holder in respect of liabilities incurred by him as a result of the breach of his duty of care to the company or to another person, or as a result of the breach of his fiduciary duty to the company, to the extent that he acted in good faith and had reasonable cause to believe that the act would not prejudice the company. A company can also insure an office holder for monetary liabilities as a result of an act or omission that he committed in connection with his serving as an office holder. Furthermore, a company can indemnify an office holder for monetary liability in connection with his activities as an office holder.

     The Articles of Association of BackWeb allow BackWeb to insure and indemnify office holders to the fullest extent permitted by law. BackWeb has acquired directors' and officers' liability insurance covering the officers and directors of BackWeb and its subsidiaries for certain claims.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

     (a) Since January 1, 1996, the Registrant has issued and sold (without payment of any selling commission to any person) the following unregistered securities:

     (1) Prior to the completion of this offering, the Registrant intends to effect a three-for-one reverse stock split of its outstanding ordinary shares in which every outstanding ordinary share will be split into three ordinary shares.

     (2) In July 1996, the Registrant issued and sold its Series B Preferred Shares convertible into an aggregate of 1,412,547 ordinary shares to a total of two investors for an aggregate purchase price of $3,207,893.40.

     (3) From December 1996 to March 1997, the Registrant issued and sold its Series C Preferred Shares convertible into an aggregate of 4,197,101 ordinary shares to a total of ten investors for an aggregate purchase price of $14,479,998.

     (4) In December 1996 and March 1997, the Registrant issued Series C-2 warrants convertible into 603,477 ordinary shares to a total of seven investors. In December 1998, two investors exercised those warrants convertible into 312,845 ordinary shares for an aggregate purchase price of $1,079,316.

     (5) In August 1997, in connection with the Registrant's acquisition of Lanacom Inc., a Canadian company, the Registrant issued its exchangeable shares convertible into an aggregate of 2,844,303 ordinary shares.

     (6) From December 1997 to March 1999, the Registrant issued and sold its Series D Preferred Shares convertible into an aggregate of 8,679,707 ordinary shares to a total of twenty-one investors for an aggregate purchase price of $29,944,990.

     (7) In August 1997, the Registrant issued a warrant for its Series D Preferred Shares convertible into an aggregate of 17,393 ordinary shares to one investor at an exercise price of $3.45 per share.

     (8) In December 1998, the Registrant issued a warrant for its Series C Preferred Shares convertible into an aggregate of 128,333 ordinary shares to one investor at an exercise price of $3.45 per share.

     (b) There were no underwritten offerings employed in connection with any of the transactions set forth in Item 15(a).

     The issuance described in Item 15(a)(1) was or will be exempt from registration under Section 2(3) of the Securities Act on the basis that such transaction did not involve a "sale" of securities. The issuances described in Items 15(a)(2), 15(a)(3), 15(a)(4), 15(a)(5) and 15(a)(6) were deemed exempt from registration under the Securities Act in reliance upon Section 4(2) thereof as transactions by an issuer not involving any public offering. The issuances described in Item 15(a)(7) were deemed exempt from registration under the Securities Act in reliance upon Rule 701 promulgated thereunder in that they were offered or sold either pursuant to a written contract relating to compensation, as provided by Rule 701. In addition, such issuances were deemed to be exempt from registration under Section 4(2) of the Securities Act as transactions by an issuer not involving any public offering. The recipients of securities in each such transaction represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends where affixed to the securities issued in such transactions. All recipients had adequate access, through their relationships with the Registrant, to information about the Registrant.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) EXHIBITS.


EXHIBIT                                                                 SEQUENTIAL
NUMBER                      DESCRIPTION OF DOCUMENT                      PAGE NO.
-------                     -----------------------                     ----------
 1.1      Form of Underwriting Agreement..............................
 3.1      Articles of Association of Registrant.......................
 3.2      Memorandum of Association of Registrant (English
          translation)................................................
 4.1      Specimen of Ordinary Share Certificate......................
 4.2      Fourth Amended and Restated Rights Agreement................
 4.3      Form of Liquidity Proposal between BackWeb Technologies,
          Ltd. and the Exchangeable shareholders......................
 5.1      Opinion of Naschitz, Brandes & Co. as to the validity of the shares......................................................
10.1      1996 Israeli Share Option Plan (English translation)........
10.2      1996 U.S. Share Option Plan.................................

EXHIBIT                                                                 SEQUENTIAL
NUMBER                      DESCRIPTION OF DOCUMENT                      PAGE NO.
-------                     -----------------------                     ----------
10.3      1998 U.S. Share Option Plan.................................
10.4      1999 Employee Stock Purchase Plan...........................
10.5      Lease Agreement for 3 Abba Hillel Street, Ramat Gan, Israel
          (English translation).......................................
10.6      Lease Agreement for 34 Tuval Street, Ramat Gan, Israel
          (English translation).......................................
10.7      Lease Agreement for 2077 Gateway Place, Suite 500, San Jose,
          California..................................................
10.8      Form of Agreement by and among Interad (1995) Ltd. and Nir
          Barkat Holdings Ltd., Eli Barkat Holdings Ltd., Yuval 63
          Holdings (1995) Ltd., and Lior Hass and Iftah Sneh..........
10.9      Loan and Security Agreement, and schedule thereto, between
          BackWeb Technologies Ltd. and Transamerica Business Credit
          Corporation, dated as of December 24, 1998..................
10.10     Voting and Exchange Trust Agreement between BackWeb
          Technologies Ltd., BackWeb Canada Inc. and the Trust Company
          of Bank of Montreal, dated as of August 8, 1997.............
10.11     Fourth Amended and Restated Rights Agreement, dated as of
          March 24, 1999..............................................
10.12     Agreement and Plan of Acquisition by and among BackWeb
          Technologies Ltd., BackWeb Canada Inc., Lanacom Inc. and
          Anthony Davis, dated as of July 1, 1997.....................
10.13+    Software License and Distribution Agreement for Embedded
          Products, by and between BackWeb Technologies Ltd. and SAP
          AG, dated March 17, 1999....................................
10.14+    Software Development and OEM License Agreement by and
          between BackWeb Technologies Ltd. and Baan Development B.V., dated as of December 30, 1998...............................
21.1      Subsidiaries of the Registrant..............................
23.1      Consent of Ernst & Young LLP, Independent Auditors..........
23.2      Consent of Naschitz, Brandes & Co. (contained in Exhibit
          5.1)........................................................
24.1      Powers of Attorney (included on page II-4)..................


-------------------------

 + Confidential treatment has been requested with respect to certain portions of this exhibit. Omitted portions have been filed separately with the Securities and Exchange Commission.


     (b) FINANCIAL STATEMENT SCHEDULES.

     All schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the consolidated financial statements and notes thereto.

ITEM 17. UNDERTAKINGS

     The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the

Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto, duly authorized, in the City of San Jose, California, on June 3, 1999.


                                          BACKWEB TECHNOLOGIES LTD.

                                          By:        /s/ ELI BARKAT
                                            ------------------------------------
                                              Eli Barkat
                                              Chief Executive Officer

     Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.


               SIGNATURE                                   TITLE                        DATE
               ---------                                   -----                        ----
            /s/ ELI BARKAT                 Chief Executive Officer and Director     June 3, 1999
---------------------------------------        (Principal Executive Officer)
              Eli Barkat

            /s/ HANAN MIRON                 Chief Financial Officer (Principal      June 3, 1999
---------------------------------------      Financial And Accounting Officer)
              Hanan Miron

         /s/ CHARLES FEDERMAN*                           Director                   June 3, 1999
---------------------------------------
           Charles Federman

          /s/ WILLIAM LARSON*                            Director                   June 3, 1999
---------------------------------------
            William Larson

         /s/ JOSEPH GLEBERMAN*                           Director                   June 3, 1999
---------------------------------------
           Joseph Gleberman

            /s/ GIL SHWED*                               Director                   June 3, 1999
---------------------------------------
               Gil Shwed


AUTHORIZED UNITED STATES REPRESENTATIVE
BACKWEB TECHNOLOGIES, INC.

 By: /s/ ELI BARKAT
     ---------------------------------------
     Eli Barkat
     President

                                                                    June 3, 1999


*By: /s/ ELI BARKAT
     ---------------------------------------
     Eli Barkat
     Attorney-in-Fact

LIST OF EXHIBITS


EXHIBIT                                                                 SEQUENTIAL
NUMBER                      DESCRIPTION OF DOCUMENT                      PAGE NO.
-------                     -----------------------                     ----------
    1.1   Form of Underwriting Agreement..............................
    3.1   Articles of Association of Registrant.......................
    3.2   Memorandum of Association of Registrant (English
          translation)................................................
    4.1   Specimen of Ordinary Share Certificate......................
    4.2   Fourth Amended and Restated Rights Agreement................
    4.3   Form of Liquidity Proposal between BackWeb Technologies,
          Ltd. and the Exchangeable shareholders......................
    5.1   Opinion of Naschitz, Brandes & Co. as to the validity of the shares......................................................
   10.1   1996 Israeli Share Option Plan (English translation)........
   10.2   1996 U.S. Share Option Plan.................................
   10.3   1998 U.S. Share Option Plan.................................
   10.4   1999 Employee Stock Purchase Plan...........................
   10.5   Lease Agreement for 3 Abba Hillel Street, Ramat Gan, Israel
          (English translation).......................................
   10.6   Lease Agreement for 34 Tuval Street, Ramat Gan, Israel
          (English translation).......................................
   10.7   Lease Agreement for 2077 Gateway Place, Suite 500, San Jose,
          California..................................................
   10.8   Form of Agreement by and among Interad (1995) Ltd. and Nir
          Barkat Holdings Ltd., Eli Barkat Holdings Ltd., Yuval 63
          Holdings (1995) Ltd., and Lior Hass and Iftah Sneh..........
   10.9   Loan and Security Agreement, and schedule thereto, between
          BackWeb Technologies Ltd. and Transamerica Business Credit
          Corporation, dated as of December 24, 1998..................
  10.10   Voting and Exchange Trust Agreement between BackWeb
          Technologies Ltd., BackWeb Canada Inc. and the Trust Company
          of Bank of Montreal, dated as of August 8, 1997.............
  10.11   Fourth Amended and Restated Rights Agreement, dated as of
          March 24, 1999..............................................
  10.12   Agreement and Plan of Acquisition by and among BackWeb
          Technologies Ltd., BackWeb Canada Inc., Lanacom Inc. and
          Anthony Davis, dated as of July 1, 1997.....................
 10.13+   Software License and Distribution Agreement for Embedded
          Products, by and between BackWeb Technologies Ltd. and SAP
          AG, dated March 17, 1999....................................
 10.14+   Software Development and OEM License Agreement by and
          between BackWeb Technologies Ltd. and Baan Development B.V., dated as of December 30, 1998...............................
   21.1   Subsidiaries of the Registrant..............................
   23.1   Consent of Ernst & Young LLP, Independent Auditors..........
   23.2   Consent of Naschitz, Brandes & Co. (contained in Exhibit
          5.1)........................................................
   24.1   Powers of Attorney (included on page II-4)..................


-------------------------


 + Confidential treatment has been requested with respect to certain portions of this exhibit. Omitted portions have been filed separately with the Securities and Exchange Commission.